UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

SOMANETICS CORPORATION
(Name of Subject Company)

SOMANETICS CORPORATION
(Name of Person Filing Statement)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

834445405
(CUSIP Number of Class of Securities)

Bruce J. Barrett
President and Chief Executive Officer
2600 Troy Center Drive
Troy, MI 48084-4771
(248) 244-1400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles Nathan
Latham & Watkins LLP
885 Third Avenue
New York, NY 10022
(212) 906-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Somanetics Corporation, a Michigan corporation (the “Company” or “Somanetics”). The address of the Company’s principal executive office is 2600 Troy Center Drive, Troy, Michigan 48084-4771. The telephone number of the Company’s principal executive office is (248) 244-1400.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common shares, par value $0.01 per share (the “Shares”). As of June 16, 2010, there were 11,953,384 Shares outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading “Name and Address.”

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Covidien DE Corp., a Delaware corporation (“Sub”) and a wholly owned subsidiary of United States Surgical Corporation, a Delaware company (“Parent”) and a wholly owned indirect subsidiary of Covidien plc, to purchase all of the outstanding Shares, at a purchase price of $25.00 per Share, net to the seller thereof in cash (such price, or any such higher price per Share as may be paid in the Offer, referred to herein as the “Offer Price”), without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated June 25, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Sub with the Securities and Exchange Commission (the “SEC”) on June 25, 2010. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated by reference herein. For purposes of this Schedule 14D-9, references to “Covidien” include Covidien plc and its subsidiaries, unless otherwise noted.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 16, 2010, by and among Parent, Sub and the Company (the “Merger Agreement”). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the “DGCL”) and the Michigan Business Corporation Act (the “MBCA”), Sub will be merged with and into the Company and the separate corporate existence of Sub will cease at that time (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares owned by the Company as treasury stock or any Shares owned by Covidien) will be automatically converted into the right to receive an amount in cash, without interest thereon, equal to the Offer Price, less any required withholding taxes, and each outstanding option to purchase Shares will be canceled and converted into the right to receive an amount in cash, without interest thereon, equal to the Offer Price, less the exercise price of the option and less any required withholding taxes. The Merger Agreement is summarized in Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Somanetics” of the Offer to Purchase.

Parent has formed Sub in connection with the Merger Agreement, the Offer and the Merger. The Offer to Purchase filed in connection with the Schedule TO states that the principal executive offices of Parent are located at 150 Glover Avenue, Norwalk, Connecticut 06856, and the principal executive offices of Sub are located at 15 Hampshire Street, Mansfield, MA 02048.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, in the Information Statement (“Information Statement”) issued pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder that is attached hereto as Annex I and incorporated by reference into this Item 3, or in the Company’s Proxy Statement filed on Schedule 14A with the SEC on March 4, 2010 (the “Proxy Statement”) and incorporated in this Schedule 14D-9 by reference, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) Parent, Sub or their respective executive officers, directors or affiliates.

Any information contained in the pages incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Arrangements between the Company and Covidien.

Distribution Arrangement.

Somanetics has entered into distribution agreements (“Distribution Agreements”) with Nellcor Puritan Bennett Export, Inc., a wholly-owned subsidiary of Mallinckrodt, Inc., an indirect, wholly-owned subsidiary of Covidien, and with Tyco Healthcare Group Canada, Inc., an indirect, wholly-owned subsidiary of Covidien, for the INVOS System in Europe, the Middle East, South Africa and Canada. Covidien has been the Company’s largest customer and accounted for 13%, 14% and 13% of the Company’s net revenues for fiscal years 2009, 2008 and 2007, respectively. During fiscal year 2009, the Company extended the Distribution Agreement with Covidien for three years beginning in February 2010. Additional details regarding the Company’s relationship with Covidien may be found in the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2009.

The Information Statement is being furnished to the Company’s shareholders pursuant to the Merger Agreement.

In considering the recommendation of the board of directors of the Company (the “Company Board”) as set forth in Item 4 below under the heading “Recommendation of the Company Board,” the Company’s shareholders should be aware that certain executive officers and directors of the Company have interests in the Offer and the Merger, which are described below and in the Information Statement, that may present them with certain conflicts of interest. The Company Board is aware of these potential conflicts and considered them along with the other factors described in this Item 3 and Item 4 below under the heading “Background and Reasons for the Company Board’s Recommendation.”

Director and Officer Indemnification and Insurance.

The MBCA permits Michigan corporations to eliminate or limit a director’s liability to the corporation or its shareholders for money damages for any action taken or any failure to take any action as a director. The Company’s Restated Articles of Incorporation (the “Charter”) so eliminate the liability of directors. The Company’s bylaws (the “Bylaws”) and an employment agreement with the Company’s Chief Executive Officer also provide for indemnification of present and former directors and executive officers.

The Company’s Charter currently eliminates director liability to the maximum extent permitted by Michigan law. Section 209 of the MBCA allows the articles of incorporation of a Michigan corporation to contain a provision eliminating or limiting a director’s liability to the corporation or its shareholders for money damages for any action taken or any failure to take any action as a director, except liability for any of the following (i) the amount of a financial benefit received by a director to which he or she is not entitled, (ii) intentional infliction of harm on the corporation or the shareholders, (iii) a violation of Section 551 of the MBCA (concerning dividends, distributions and loans that are contrary to law or the Charter), and (iv) an intentional criminal act. As a result of the inclusion of such a provision, the Company’s shareholders may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to shareholders in any particular case, shareholders may not have any effective remedy against the challenged conduct. These provisions, however, do not affect liability under the Securities Act of 1933, as amended (the “Securities Act”).

Sections 561 to 571 of the MBCA authorize a corporation under specified circumstances to indemnify its directors and officers against judgments, expenses, fines and amounts paid by the director or officer in settlement of claims brought against them by third persons or by or in the right of the corporation if these directors and officers acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation or its shareholders, including reimbursement for expenses incurred. The provisions of the Company’s Bylaws relating to indemnification of directors and executive officers generally provide that present and former directors and executive officers will be, and other persons may be, indemnified to the fullest extent permissible under Michigan law in connection with any actual or threatened civil, criminal, administrative or investigative action, suit or proceeding arising out of their past or future service to the Company or as subsidiary, or to another organization at the Company’s request or at the request of one of its subsidiaries. The provision also provides for advancing litigation expenses at the request of a director or executive officer. These obligations are broad enough to permit indemnification with respect to liabilities arising under the Securities Act or the Michigan Uniform Securities Act. Mr. Barrett’s employment agreement also provides for indemnification.

In addition, the Company has obtained directors’ and officers’ liability insurance. The policy provides for $10,000,000 in coverage including prior acts dating to the Company’s inception and liabilities under the Securities Act.

Pursuant to the Merger Agreement, Parent has agreed not to cause a change in the Charter or Bylaws of the Surviving Corporation in a manner that would materially and adversely affect the rights of indemnification or exculpation thereunder in favor of the individuals who on or prior to the time at which Sub first accepts any Shares for payment pursuant to the Offer (the “Acceptance Time”) were directors or officers of the Company or any of its subsidiaries in respect of actions or omissions occurring on or prior to the Acceptance Time, until the sixth anniversary of the Acceptance Time, unless required by law.

The Merger Agreement further provides that, through the sixth anniversary of the Effective Time, the Surviving Corporation shall either maintain the current policies of the directors’ and officers’ liability insurance maintained by the Company with respect to matters existing or occurring at or prior to the Effective Time (the “Existing D&O Policy”) or purchase and maintain for its full term a six-year extended reporting period endorsement with respect to the Existing D&O Policy (a “D&O Tail”). In lieu of the foregoing, however, Parent will have the right to purchase a substitute policy with the same coverage limits and substantially similar terms as the proposed D&O Tail. However, in no event will the Surviving Corporation be required to spend an annual premium amount in excess of 200% of the last annual premium paid prior to the Effective Time by the Company for such insurance.

Consideration for Shares Tendered Pursuant to the Offer.

If the directors and executive officers of the Company (and their affiliated trusts) who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other shareholders of the Company. As of June 16, 2010, the directors and executive officers of the Company beneficially owned, in the aggregate, 208,652 Shares, which for purposes of this subsection excludes any Shares issuable upon exercise of stock options and restricted shares held by such individuals. If the directors and executive officers were to tender all of such Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Sub, the directors and officers (and their affiliated trusts) would receive an aggregate of $5,216,300 in cash, without interest, less any required withholding taxes. For a description of the treatment of stock options and restricted shares held by the directors and executive officers of the Company, see below under the heading “Effect of the Merger on Stock Options and Restricted Shares.”

The following table sets forth, as of June 16, 2010, the cash consideration that each executive officer and non-employee director would be entitled to receive in respect of his or her outstanding Shares if such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Sub.

		Consideration Payable in
Name	Shares	Respect of Shares

Bruce J. Barrett	124,691	$3,117,275
John J. Jumper	0	$0
Dr. James J. Ausman	28,291	$707,275
Richard R. Sorensen	0	$0
Daniel S. Follis	8,270	$206,750
Arik A. Anderson	1,800	$45,000
William M. Iacona	14,000	$350,000
Domanic J. Spadafore	12,500	$312,500
Mary Ann Victor	19,100	$477,500

Effect of the Merger on Stock Options and Restricted Shares.

Pursuant to the Merger Agreement, each outstanding stock option granted under the Company’s 1991 Incentive Stock Option Plan, 1997 Stock Option Plan or 2005 Stock Incentive Plan (each, a “Company Stock Plan”), or granted outside of a plan, without regard to the extent then vested or exercisable, will be cancelled at the Effective Time in exchange for an amount in cash equal to the product of the excess, if any, of the Offer Price over the exercise price of such stock option, and the number of unexercised Shares subject to such stock option. The restrictions on each outstanding restricted share granted under a Company Stock Plan will lapse as of the Effective Time and each outstanding restricted share will be cancelled at the Effective Time in exchange for an amount in cash equal to the product of the Offer Price and the number of Shares subject thereto. All outstanding and unexercised stock options and restricted shares held by the directors and executive officers of the Company as of June 16, 2010 are expected to be cancelled and converted in accordance with the foregoing.

The following table sets forth, as of June 16, 2010, the cash consideration that each executive officer and non-employee director would be entitled to receive in respect of his or her outstanding stock options and restricted shares at the Effective Time, pursuant to the Merger Agreement.

	Consideration Payable in	Consideration Payable in
Name	Respect of Stock Options	Respect of Restricted Shares	Total

Bruce J. Barrett	$11,068,373	$1,570,000	$12,638,373
John P. Jumper	$240,800	$0	$240,800
Dr. James J. Ausman	$656,735	$0	$656,735
Richard R. Sorensen	$337,500	$0	$337,500
Daniel S. Follis	$411,000	$0	$411,000
Arik A. Anderson	$293,400	$515,000	$808,400
William M. Iacona	$2,647,301	$618,750	$3,266,051
Dominic J. Spadafore	$1,855,111	$660,000	$2,515,111
Mary Ann Victor	$2,357,238	$660,000	$3,017,238

2010 Executive Officer Compensation Plan.

The Company has adopted an amendment to the 2010 Executive Officer Incentive Compensation Plan (the “Executive Plan”), pursuant to which the bonuses for the fiscal year ending November 30, 2010 of the executive officers, including Bruce J. Barrett, Arik A. Anderson, William M. Iacona, Dominic J. Spadafore and Mary Ann Victor (the “Executive Plan Group”), shall be calculated based on (x) plus (y) minus (z) where (x) equals the actual performance results as of May 31, 2010 (including any “overachievement” payments) and (y) equals an amount determined by assuming achievement at target performance for the period from June 1, 2010 through November 30, 2010 and (z) equals all prior bonus payments during fiscal 2010. Pursuant to the terms of the Merger Agreement, this amount shall be paid at the Effective Time. The description of the Executive Plan is qualified in its entirety by reference to the Executive Plan filed as Exhibit 10.25 of the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2009 and the Amendment to the Executive Plan filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 18, 2010, both of which are incorporated herein by reference.

The following table sets forth, as of June 16, 2010, the cash consideration that each member of the Executive Plan Group would receive in accordance with the terms of the Executive Plan.

Name	Lump Sum Payment

Bruce J. Barrett	$327,813
Arik A. Anderson	$130,485
William M. Iacona	$103,673
Dominic J. Spadafore	$158,164
Mary Ann Victor	$114,687

Employment Contracts and Termination of Employment and Change-in-Control Arrangements.

Pursuant to an employment agreement entered into in May 1994 and amended and restated in April 2006 and June 2008, the Company employs Bruce J. Barrett as its President and Chief Executive Officer. His employment under the agreement expires on June 17, 2012, unless earlier terminated as provided in the agreement, except that the term is automatically extended for additional one-year periods effective one year before it would otherwise expire (i.e., so that the remaining term will be two years), unless either party provides the other with notice that the term will not be extended and such notice is provided at least one year before the term would otherwise expire. Mr. Barrett’s annual salary is currently $379,336.13, which may be increased, but not decreased, in the discretion of the Company Board. The agreement provides that the Company Board must establish a bonus plan in which Mr. Barrett is eligible to participate for each fiscal year during the term of the agreement, and that Mr. Barrett’s target bonus (the bonus payable if targets are 100 percent met, but not necessarily the actual amount of the bonus payable under the plan) under the plan must be at least 65 percent of Mr. Barrett’s salary, which percentage is subject to increase, but not decrease by the Company Board.

Under the terms of the agreement, Mr. Barrett is entitled to various fringe benefits under the agreement, including insurance, vacation, other employee benefit plans and business expense reimbursement applicable to the Company’s other similar employees.

Upon termination of employment by the Company without cause, or by Mr. Barrett for good reason, Mr. Barrett is entitled to (1) continuation of the fringe benefits applicable to similar employees, including insurance and applicable employee benefit plans, but not vacation and business expense reimbursement, for one year (two years if termination is in connection with a Change in Control (as defined in the Information Statement attached hereto as Annex I)) after termination, at the Company’s expense, (2) a lump sum payment within 10 business days after termination equal to (a) one year’s salary (two years if termination is in connection with a Change in Control), plus (b) the target bonus for the year in which termination occurs (two times the target bonus if termination is in connection with a Change in Control) plus an additional pro rata portion of the target bonus for the portion of the year through the date of termination (less any amounts already paid). If Mr. Barrett is a “specified employee” as defined in the deferred compensation regulations under Section 409A of the Internal Revenue Code as of the date of termination, then any portion of the above amounts payable that exceeds the maximum allowable separation pay amount under the deferred compensation regulations and that otherwise constitutes deferred compensation subject to Section 409A, is payable six months after the date of termination of employment, or, if earlier, the date of Mr. Barrett’s death.

Mr. Barrett has agreed not to compete with until one year following termination of his employment, and not to solicit the Company’s employees until five years following termination of his employment. He has also agreed to various confidentiality and assignment of invention obligations.

Pursuant to an employment agreement entered into in August 2002 and amended and restated in June 2005 and June 2008, the Company employs Dominic J. Spadafore as the Company’s Senior Vice President, U.S. Sales and Marketing, or in such other position as the Company Board determines. His employment under the agreement expires upon his death, termination by the Company upon his disability or with or without cause or termination by Mr. Spadafore. Mr. Spadafore’s annual salary is currently $216,300, which may be increased, but not decreased, by the Company Board. Mr. Spadafore is also entitled to participate in bonus plans established from time to time by the Company Board. Under the terms of the agreement, Mr. Spadafore is entitled to various fringe benefits under the agreement, including insurance, vacation, other employee benefit plans and business expense reimbursement applicable to the Company’s other similar employees.

The agreement provides for severance benefits equal to one year’s salary upon termination of employment without cause or for good reason 90 days before to one year after a change of control of the Company that occurs by June 17, 2011. Mr. Spadafore has agreed not to compete with the Company until one year following termination of his employment, and not to solicit the Company’s employees until five years following termination of his employment. He has also agreed to various confidentiality and assignment of invention obligations.

Change in Control Agreements.

In June 2008, the Company entered into amended and restated Change in Control Agreements with three of the Company’s current executive officers: Arik A. Anderson, William M. Iacona and Mary Ann Victor. These agreements replace similar agreements that were expiring and provide for severance benefits equal to one year’s salary upon termination of employment without cause or for good reason 90 days before to one year after a change of control of the Company that occurs by June 17, 2011. Each of these officers has agreed not to compete with the Company until one year following termination of his or her employment, and not to solicit the Company’s employees until five years following termination of his or her employment. Each of these officers has also agreed to various confidentiality and assignment of invention obligations.

Equity Award Terms.

All options and restricted shares granted under the Company’s stock option plans that are not already 100 percent exercisable immediately, including options and restricted shares granted to Messrs. Anderson, Barrett, Iacona and Spadafore and Ms. Victor, become 100 percent exercisable upon specified changes in control of the Company.

Potential Payments Upon Change-in-Control

The Company has entered into agreements and maintains plans that will require the Company to provide compensation to the Company’s executive officers in the event of a termination of employment or a change in control of the Company. See “Employment Contracts and Termination of Employment and Change-in-Control Arrangements” for a description of the Company’s Employment Agreements with Messrs. Barrett and Spadafore, the Company’s Change in Control Agreements with Mr. Anderson, Mr. Iacona and Ms. Victor, the terms of the Company’s options and restricted shares awards that become 100 percent exercisable upon specified changes in control of the Company and how the payment and benefit levels are determined in connection with terminations of employment. The amount of compensation payable to each named executive officer in each situation is listed in the tables below.

The following table describes and quantifies the estimated payments and benefits that would be provided upon termination or a change in control of the Company for Bruce J. Barrett, the Company’s President and Chief Executive Officer:

	Termination
		Employment
		Agreement	Employment
	Employment	Change in	Agreement
	Agreement	Control	No			Change in
Benefits and Payments(1)	Severance(2)	Severance(3)	Severance(4)	Death	Disability	Control(5)

Base Salary	$379,336	$758,672	$0	$0	$0	$0
Bonus(6)	287,775	820,949	0	0	0	0
Options (Accelerated Vesting)(5)	0	317,592				317,592
Restricted Shares (Accelerated Vesting)(5)	0	1,480,000	0	0	0	1,480,000
Life Insurance Proceeds(7)	0	0	0	200,000	0	0
Disability Insurance Proceeds(8)	0	0	0	0	2,744,300	0
Insurance Premiums (Life, Health and Disability)(9)	26,727	46,954	0	0	0	0

Total	$693,838	$3,424,167	$0	$200,000	$2,744,300	$1,797,592

(1)	For purposes of this analysis, the Company has assumed that Mr. Barrett’s employment has been terminated as of June 25, 2010 (and which date occurs after the Acceptance Time), when his base salary was $379,336.13, his target bonus was 65% of his base salary, and $98,627.36 of his bonus for fiscal 2010 had been paid (the quarterly portion of his bonus for the first two quarters of fiscal 2010). The base salary and bonus payments are due in a lump sum from the Company; provided that if Mr. Barrett is a “specified employee” as defined in the deferred compensation regulations under Section 409A of the Internal Revenue Code as of the date of termination, then any portion of the above amounts payable that exceeds the maximum allowable separation pay amount under the deferred compensation regulations and that otherwise constitutes deferred compensation subject to Section 409A, is payable six months after the date of termination of employment, or, if earlier, the date of Mr. Barrett’s death.

(2)	Mr. Barrett’s employment agreement provides him with the same severance payments upon (1) termination of employment by the Company without Cause, (as defined in the Information Statement attached hereto as Annex I), or (2) termination of employment by Mr. Barrett for Good Reason (as defined in the Information Statement attached hereto as Annex I), except if such termination occurs in connection with a Change in Control, which is described in the next column.

(3)	Mr. Barrett’s employment agreement provides him with the same severance payments upon (1) termination of employment by the Company without Cause, or (2) termination of employment by Mr. Barrett for Good Reason in connection with a Change in Control.

(4)	This column covers termination of Mr. Barrett’s employment under his employment agreement by the Company for Cause or by Mr. Barrett without Good Reason.

(5)	The above table does not include the benefit of the continuation of vested options after termination of Mr. Barrett’s employment. Mr. Barrett has options to purchase 525,119 common shares that are vested or will vest within 60 days of June 25, 2010, with a value of $10,750,781 (based on the Offer Price). The Change in Control benefits are included in the termination benefits that are payable to Mr. Barrett in connection with a termination of his employment in connection with a Change in Control.

(6)	Mr. Barrett’s employment agreement provides him with the target bonus for the year of termination ($246,568) (two times the target bonus if termination is in connection with a Change in Control) plus a pro rata portion of the target bonus for the portion of the year through the date of termination ($139,834 if termination is June 25, 2010), less amounts already paid ($98,627 through June 25, 2010), however the Executive Plan provides that if the Offer is consummated, the payment of the 2010 pro rata bonus shall be based on actual results through May 31, 2010 and target results through November 30, 2010, or an aggregate of $426,440, less amounts already paid.

(7)	The life insurance proceeds represent the aggregate face value of life insurance policies for which the Company pays the premiums and Mr. Barrett designates the beneficiary. The payments are paid by the life insurance company in a lump sum. The policy pays twice as much as shown in the table if Mr. Barrett dies in an accident.

(8)	The disability insurance proceeds represent, assuming Mr. Barrett becomes totally and permanently disabled on June 25, 2010, the sum of the disability benefits payable to Mr. Barrett until he reaches age 65. The payments are actually paid by the Company’s disability insurers and by the Company (for the $6,500 self-insured short-term disability portion) in monthly installments. The long-term disability insurance payments provide for a three percent cost of living increase each year that is not reflected in the table. The numbers in the table are not discounted to present value.

(9)	These premiums are paid by the Company when due for one year after termination (two years if termination is in connection with a Change in Control), except with respect to short-term disability and vision benefits, which are self-insured. The numbers in the table are based on the premiums paid in fiscal 2009, except for the short-term disability and vision benefits, which are based on the estimated maximum benefits payable by the Company in fiscal 2010.

The following table describes and quantifies the estimated payments and benefits that would be provided upon termination or a change in control of the Company for Arik A. Anderson, the Company’s Senior Vice President, R&D and Operations:

	Termination
		CIC
	CIC	Agreement
	Agreement	No			Change in
Benefits and Payments(1)	Severance(2)	Severance(3)	Death	Disability	Control(4)

Base Salary	$178,448	$0	$0	$0	$0
Options (Accelerated Vesting)(4)	0	0	0	0	212,868
Restricted Shares (Accelerated Vesting)(4)	0	0	0	0	515,000
Life Insurance Proceeds(5)	0	0	200,000	0	0
Disability Insurance Proceeds(6)	0	0	0	2,726,500	0

Total	$178,448	$0	$200,000	$2,726,500	$727,868

(1)	For purposes of this analysis, the Company has assumed that Mr. Anderson’s employment has been terminated as of June 25, 2010 (and which date occurs after the Acceptance Time), when his base salary was $178,447.50. The base salary is due in a lump sum from the Company.

(2)	Mr. Anderson’s Change in Control Agreement provides him with the same severance payments upon termination of employment by the Company without Cause or by Mr. Anderson for Good Reason 90 days before to one year after a Change in Control of the Company that occurs by June 17, 2011.

(3)	This column covers termination of Mr. Anderson’s employment under his Change in Control Agreement (1) by the Company for Cause, (2) by Mr. Anderson without Good Reason, or (3) for any reason (other than death or disability) if such termination is not 90 days before to one year after a Change in Control of the Company that occurs by June 17, 2011.

(4)	The above table does not include the benefit of the continuation of vested options after termination of Mr. Anderson’s employment. Mr. Anderson has options to purchase 10,800 common shares that are vested or will vest within 60 days of June 25, 2010, with a value of $80,532 (based on the Offer Price). The Change in

Control benefits increase the termination benefits that are payable to Mr. Anderson in connection with a termination of his employment in connection with a Change in Control.

(5)	The life insurance proceeds represent the aggregate face value of life insurance policies for which the Company pays the premiums and Mr. Anderson designates the beneficiary. The payments are paid by the life insurance company in a lump sum. The policy pays twice as much as shown in the table if Mr. Anderson dies in an accident.

(6)	The disability insurance proceeds represent, assuming Mr. Anderson becomes totally and permanently disabled on June 25, 2010, the sum of the disability benefits payable to Mr. Anderson until he reaches age 65. The payments are actually paid by the Company’s disability insurers and by the Company (for the $6,500 self-insured short-term disability portion) in monthly installments. The long-term disability insurance payments provide for a three percent cost of living increase each year that is not reflected in the table. The numbers in the table are not discounted to present value.

The following table describes and quantifies the estimated payments and benefits that would be provided upon termination or a change in control of the Company for William M. Iacona, the Company’s Vice President, Chief Financial Officer, Treasurer and Controller:

	Termination
		CIC
	CIC	Agreement
	Agreement	No			Change in
Benefits and Payments(1)	Severance(2)	Severance(3)	Death	Disability	Control(4)

Base Salary	$141,779	$0	$0	$0	$0
Options (Accelerated Vesting)(4)	0	0	0	0	158,796
Restricted Shares (Accelerated Vesting)(4)	0	0	0	0	618,750
Life Insurance Proceeds(5)	0	0	200,000	0	0
Disability Insurance Proceeds(6)	0	0	0	3,351,500	0

Total	$141,779	$0	$200,000	$3,351,500	$777,546

(1)	For purposes of this analysis, the Company has assumed that Mr. Iacona’s employment has been terminated as of June 25, 2010 (and which date occurs after the Acceptance Time), when his base salary was $141,779.24. The base salary is due in a lump sum from the Company.

(2)	Mr. Iacona’s Change in Control Agreement provides him with the same severance payments upon termination of employment by the Company without Cause or by Mr. Iacona for Good Reason 90 days before to one year after a Change in Control of the Company that occurs by June 17, 2011.

(3)	This column covers termination of Mr. Iacona’s employment under his Change in Control Agreement (1) by the Company for Cause, (2) by Mr. Iacona without Good Reason, or (3) for any reason (other than death or disability) if such termination is not 90 days before to one year after a Change in Control of the Company that occurs by June 17, 2011.

(4)	The above table does not include the benefit of the continuation of vested options after termination of Mr. Iacona’s employment. Mr. Iacona has options to purchase 133,125 common shares that are vested or will vest within 60 days of June 25, 2010, with a value of $2,488,505 (based on the Offer Price). The Change in Control benefits increase the termination benefits that are payable to Mr. Iacona in connection with a termination of his employment in connection with a Change in Control.

(5)	The life insurance proceeds represent the aggregate face value of life insurance policies for which the Company pays the premiums and Mr. Iacona designates the beneficiary. The payments are paid by the life insurance company in a lump sum. The policy pays twice as much as shown in the table if Mr. Iacona dies in an accident.

(6)	The disability insurance proceeds represent, assuming Mr. Iacona becomes totally and permanently disabled on June 25, 2010, the sum of the disability benefits payable to Mr. Iacona until he reaches age 65. The payments are actually paid by the Company’s disability insurers and by the Company (for the $6,500 self-insured short-term disability portion) in monthly installments. The long-term disability insurance payments provide for a three percent cost of living increase each year that is not reflected in the table. The numbers in the table are not discounted to present value.

The following table describes and quantifies the estimated payments and benefits that would be provided upon termination or a change in control of the Company for Dominic J. Spadafore, the Company’s Senior Vice President, U.S. Sales and Marketing:

	Termination
		Employment
	Employment	Agreement
	Agreement	No			Change in
Benefits and Payments(1)	Severance(2)	Severance(3)	Death	Disability	Control(4)

Base Salary	$216,300	$0	$0	$0	$0
Options (Accelerated Vesting)(4)	0	0	0	0	158,796
Restricted Shares (Accelerated Vesting)(4)	0	0	0	0	660,000
Life Insurance Proceeds(5)	0	0	200,000	0	0
Disability Insurance Proceeds(6)	0	0	0	2,541,657	0

Total	$216,300	$0	$200,000	$2,541,657	$818,796

(1)	For purposes of this analysis, the Company has assumed that Mr. Spadafore’s employment has been terminated as of June 25, 2010 (and which date occurs after the Acceptance Time), when his base salary was $216,300. The base salary is due in a lump sum from the Company.

(2)	Mr. Spadafore’s employment agreement provides him with the same severance payments upon termination of employment by the Company without Cause or by Mr. Spadafore for Good Reason 90 days before to one year after a Change in Control of the Company that occurs by June 17, 2011.

(3)	This column covers termination of Mr. Spadafore’s employment under his employment agreement (1) by the Company for Cause, (2) by Mr. Spadafore without Good Reason, or (3) for any reason (other than death or disability) if such termination is not 90 days before to one year after a Change in Control of the Company that occurs by June 17, 2011.

(4)	The above table does not include the benefit of the continuation of vested options after termination of Mr. Spadafore’s employment. Mr. Spadafore has options to purchase 124,280 common shares that are vested or will vest within 60 days of June 25, 2010, with a value of $2,331,340 (based on the Offer Price). The Change in Control benefits increase the termination benefits that are payable to Mr. Spadafore in connection with a termination of his employment in connection with a Change in Control.

(5)	The life insurance proceeds represent the aggregate face value of life insurance policies for which the Company pays the premiums and Mr. Spadafore designates the beneficiary. The payments are paid by the life insurance company in a lump sum. The policy pays twice as much as shown in the table if Mr. Spadafore dies in an accident.

(6)	The disability insurance proceeds represent, assuming Mr. Spadafore became totally and permanently disabled on June 25, 2010, the sum of the disability benefits payable to Mr. Spadafore until he reaches age 65. The payments are paid by the Company’s disability insurers and by the Company (for the $11,700 self-insured short-term disability portion, less $93 in extra premiums) in monthly installments. The long-term disability insurance payments provide for a three percent cost of living increase each year that is not reflected in the table. The numbers in the table are not discounted to present value.

The following table describes and quantifies the estimated payments and benefits that would be provided upon termination or a change in control of the Company for Mary Ann Victor, the Company’s Vice President, Chief Administrative Officer, General Counsel and Secretary:

	Termination
		CIC
	CIC	Agreement
	Agreement	No			Change in
Benefits and Payments(1)	Severance(2)	Severance(3)	Death	Disability	Control(4)

Base Salary	$156,842	$0	$0	$0	$0
Options (Accelerated Vesting)(4)	0	0	0	0	158,796
Restricted Shares (Accelerated Vesting)(4)	0	0	0	0	660,000
Life Insurance Proceeds(5)	0	0	200,000	0	0
Disability Insurance Proceeds(6)	0	0	0	1,700,668	0

Total	$156,842	$0	$200,000	$1,700,668	$818,796

(1)	For purposes of this analysis, the Company has assumed that Ms. Victor’s employment has been terminated as of June 25, 2010 (and which date occurs after the Acceptance Time), when her base salary was $156,842.37. The base salary is due in a lump sum from the Company.

(2)	Ms. Victor’s Change in Control Agreement provides her with the same severance payments upon termination of employment by the Company without Cause or by Ms. Victor for Good Reason 90 days before to one year after a Change in Control of the Company that occurs by June 17, 2011.

(3)	This column covers termination of Ms. Victor’s employment under her Change in Control Agreement (1) by the Company for Cause, (2) by Ms. Victor without Good Reason, or (3) for any reason (other than death or disability) if such termination is not 90 days before to one year after a Change in Control of the Company that occurs by June 17, 2011.

(4)	The above table does not include the benefit of the continuation of vested options after termination of Ms. Victor’s employment. Ms. Victor has options to purchase 118,861 common shares that are vested or will vest within 60 days of June 25, 2010, with a value of $2,198,442 (based on the Offer Price). The Change in Control benefits increase the termination benefits that are payable to Ms. Victor in connection with a termination of her employment in connection with a Change in Control.

(5)	The life insurance proceeds represent the aggregate face value of life insurance policies for which the Company pays the premiums and Ms. Victor designates the beneficiary. The payments are paid by the life insurance company in a lump sum. The policy pays twice as much as shown in the table if Ms. Victor dies in an accident.

(6)	The disability insurance proceeds represent, assuming Ms. Victor became totally and permanently disabled on June 25, 2010, the sum of the disability benefits payable to Ms. Victor until she reaches age 65. The payments are actually paid by the Company’s disability insurers and by the Company (for the $9,750 self-insured short-term disability portion, less $57 in extra premiums) in monthly installments. The long-term disability insurance payments provide for a three percent cost of living increase each year that is not reflected in the table. The numbers in the table are not discounted to present value.

Employment Agreements Following the Merger.

As of the date of this Schedule 14D-9, Parent and Sub have informed the Company that no members of the Company’s current management have entered into any agreement, arrangement or understanding with Parent, Sub or their affiliates regarding employment with the Surviving Corporation. As of the date of this Schedule 14D-9, Parent and Sub have also informed the Company that Parent may retain certain members of the Company’s management team following the Effective Time. As part of these retention efforts, Parent may enter into employment or consultancy, compensation, retention, severance or other employee or consultant benefit arrangements with the Company’s executive officers and other key Company employees; however, there can be no assurance that any parties will reach an agreement. Any such arrangements would be subject to negotiation and discussion, and no terms or conditions have been agreed upon or finalized. Any such new arrangements would not become effective until the Effective Time.

Representation on the Company Board.

The Merger Agreement provides that, promptly upon the payment by Sub for any Shares accepted by Sub for payment pursuant to the Offer at the Acceptance Time, which Shares represent at least a majority of the issued and outstanding Shares pursuant to the Offer, Parent will be entitled to designate such number of directors on the Company Board as will give Parent, subject to compliance with Section 14(f) of the Exchange Act, representation on the Company Board equal to at least that number of directors, rounded up to the next whole number, which is the product of (i) the total number of directors on the Company Board (giving effect to the directors elected pursuant to this provision) multiplied by (ii) the percentage that (a) such number of Shares so accepted for payment and paid for by Sub plus the number of Shares otherwise owned by Parent, Sub or any other subsidiary of Parent bears to (b) the number of such Shares outstanding. If requested by Parent, the Company will also cause persons elected or designated by Parent to constitute the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board, (ii) each board of directors (or similar body) of each of the Company’s subsidiaries, and (iii) each committee (or similar body) of each such board, in each case only to the extent required by applicable law or stock exchange rules. The Company has agreed, subject to applicable law, to take all action requested by Parent necessary to effect any such election or appointment, including, at the option of Parent, either increasing the size of the Company Board or obtaining the resignations of such number of its current directors, or both.

The Merger Agreement further provides that in the event that Parent’s designees are elected or appointed to the Company Board, until the Effective Time, the Company Board will have at least three directors who were directors on June 16, 2010 and who are not officers of the Company (the “Continuing Directors”). If Parent’s designees to the Company Board constitute at least a majority thereof after the Acceptance Time and prior to the Effective Time, each of the following actions may be effected only if such action is approved by a majority of the Continuing Directors (or by the sole Continuing Director, if there be only one, or by the majority of the entire Company Board, if there be no Continuing Directors due to such persons’ deaths, disabilities or refusal to serve): (i) amendment or termination of the Merger Agreement by the Company, (ii) exercise or waiver of any of the Company’s rights, benefits or remedies under the Merger Agreement, if such action would materially and adversely affect holders of Shares other than Parent or Sub, (iii) amend the Charter or the Bylaws, or (iv) take any other action of the Company Board under or in connection with the Merger Agreement or the transactions contemplated thereby.

Director Compensation.

The following table sets forth information concerning the compensation of the Company’s directors for the fiscal year ended November 30, 2009:

DIRECTOR COMPENSATION — FISCAL YEAR ENDED NOVEMBER 30, 2009

	Fees
	Earned
	or Paid	Option
	in Cash	Awards	Total
Name(1)	($)	($)(2)	($)

James I. Ausman, M.D., Ph.D.	28,500	78,100	106,600
Daniel S. Follis	28,500	78,100	106,600
John P. Jumper	28,500	78,100	106,600
Richard R. Sorensen	28,500	78,100	106,600

(1)	Bruce J. Barrett is not included in the table because he is also an executive officer. He receives no additional compensation for his service as one of the Company’s directors.

(2)	Represents the grant date fair value of options to purchase 10,000 shares granted to each of the outside directors in fiscal 2009.

As of June 25, 2010, the following directors listed in the table above have the following number of option awards outstanding: Dr. Ausman — 62,500, Mr. Follis — 50,000, General Jumper — 30,000, and Mr. Sorensen — 40,000. During fiscal 2009, the following directors realized the following amounts upon exercise of options to purchase the following numbers of shares: Dr. Ausman — $23,350 from exercising options to purchase 2,000 shares.

The Company’s directors who are not the Company’s officers or employees are referred to as Outside Directors. Each Outside Director receives a fee of $3,000 a month and reimbursement of reasonable expenses of attending board and board committee meetings. In addition, the Company Board may grant options to Outside Directors on a case by case basis.

On April 23, 2009, the Company granted a total of 40,000 non-qualified stock options to the Company’s four Outside Directors under the 2005 Stock Incentive Plan. The options are 10-year options, exercisable at $14.77 a share, the closing sales price of the common shares on April 23, 2009. The options vest in one-fifth cumulative annual installments beginning April 23, 2010 and continue to be exercisable after termination of the director’s service unless the director is terminated for cause.

Executive Compensation.

The key elements of the Company’s executive compensation program generally include base salary, annual cash bonus, equity incentive compensation in the form of stock options and restricted shares, which are awarded through the Company’s equity incentive plans, employment and change in control agreements and minimal personal benefits. The Company has entered into severance agreements with management and key employees to provide benefits if such employees are terminated without cause or if they terminate employment for good reason within a specified period of time before or following a change of control of the Company.

Arrangements with Sub and Parent.

Merger Agreement.

The summary of the Merger Agreement contained in Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Somanetics” of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO and the description of the conditions of the Offer contained in Section 14 “Certain Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference to provide information regarding its terms.

The Merger Agreement contains representations and warranties that the Company, Parent and Sub have made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties. Moreover, some of those representations and warranties may not be accurate or complete as of any specific date, may be subject to a standard of materiality provided for in the Merger Agreement or may have been used for the purpose of allocating risk among the parties rather than establishing matters as facts.

In connection with the entry into the Merger Agreement by the parties thereto, Covidien International Finance S.A., a Luxembourg corporation and the direct parent entity of Parent (“CIFSA”), executed a Guaranty (the “Guaranty”). Pursuant to the Guaranty, CIFSA has agreed to guarantee the full performance and payment by Parent of its covenants, obligations and undertakings pursuant to or otherwise in connection with the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby. This summary of the Guaranty does not purport to be complete and is qualified in its entirety by reference to the Guaranty which is filed as Exhibit (e)(6) hereto and is incorporated herein by reference.

Confidentiality and Standstill Agreement.

On March 16, 2010, the Company and Tyco Healthcare Group LP d/b/a Covidien, a Delaware limited partnership and an affiliate of Parent and Sub, entered into a Confidentiality and Standstill Agreement (the “Confidentiality Agreement”) in connection with the consideration of a possible negotiated transaction involving the Company. Under the Confidentiality Agreement, the parties agreed, subject to certain exceptions, to keep confidential any non-public information concerning the Company and agreed to certain “standstill” provisions for the protection of the Company. This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Tender and Voting Agreement.

The summary of the Tender and Voting Agreement, dated as of June 16, 2010, by and between Parent, Sub and Bruce J. Barrett (the “Tender and Voting Agreement”) contained in Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Somanetics — Tender and Voting Agreement” of the Offer to Purchase is incorporated herein by reference. This summary is qualified in its entirety by reference to the form of Tender and Voting Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Company Board.

At a meeting of the Company Board held on June 13, 2010, the Company Board unanimously: (i) determined that the Offer and the Merger are in the best interests of the Company and its shareholders and declared the Merger Agreement advisable; (ii) approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; and (iii) recommended that the shareholders of the Company accept the Offer and tender their Shares in the Offer and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement.

Based on the foregoing, the Company Board hereby recommends that the Company’s shareholders accept the Offer, tender their Shares in the Offer and, if required by applicable law, adopt the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement.

A copy of the letter to the Company’s shareholders, dated June 25, 2010, communicating the Company Board’s recommendation and a joint press release, dated June 16, 2010, issued by the Company and Covidien, announcing the Offer and Merger, are included as Annex III and Exhibit (a)(5) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Background and Reasons for the Company Board’s Recommendation.

Background of the Offer.

The Company continually evaluates strategic alternatives to further the development of its business and deliver long-term value to its shareholders. With the knowledge and consent of the Company Board, the Company’s senior management team has, from time to time, had discussions with third parties about the possibility of pursuing potential business combinations or strategic transactions. Mr. Bruce J. Barrett, the President and Chief Executive Officer of the Company, regularly kept the Company Board apprised of such discussions.

Pre-2010 Discussions.

In October 2007, the Company and Covidien began discussions regarding a potential combination transaction with the Company, in connection with which they signed a confidentiality agreement in late October, 2007. The Company retained Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) as its M&A counsel for the potential transaction in November, 2007, and Citigroup Global Markets Inc. (“Citigroup”) as its financial adviser for the potential transaction on December 17, 2007. The Company, Covidien and their respective representatives continued to have discussions regarding a potential transaction until February 19, 2008, when Covidien informed Mr. Barrett that it did not intend to proceed with further discussions regarding a potential transaction. The Company, Covidien and their respective representatives re-engaged in limited discussions from August 2008 through October 2008 regarding a possible transaction; however, the parties were unable to agree upon mutually acceptable terms for such a transaction.

2010 Discussions.

On February 24, 2010, Mr. Peter Wehrly, the President of Respiratory & Monitoring Solutions at Covidien, visited Mr. Barrett. Mr. Wehrly indicated that Covidien was interested in renewing discussions regarding a potential transaction with the Company.

On February 25, 2010, Mr. Barrett discussed the approach from Covidien with Messrs. Adam Berger, Managing Director and Head of Mergers and Acquisitions, and Jed Cohen, Managing Director of Investment Banking, of Leerink Swann LLC (“Leerink”).

On February 26, 2010, Mr. Dennis Crowley, Vice President of Corporate Development at Covidien, called Mr. Barrett to offer $22.00 per Share to acquire all the outstanding Shares of the Company.

On March 10, 2010, Leerink received an update on the Company’s business and reviewed the M&A market environment with Messrs. Barrett and William Iacona, Vice President and Chief Financial Officer of the Company, and Ms. Mary Ann Victor, Vice President, Chief Administrative Officer, General Counsel and Secretary of the Company.

On March 16, 2010, Covidien sent a draft nondisclosure agreement to the Company for execution as a condition to Covidien’s receipt of confidential information regarding the Company. After negotiations between Covidien’s in-house legal counsel and Ms. Victor and consultation with the Company’s outside counsel, the parties executed the Confidentiality Agreement, dated March 16, 2010. On March 16, 2010, the Company Board discussed the status of the Company’s discussions with Covidien at a regularly scheduled meeting of the Company Board.

On April 5, 2010, Mr. Barrett, Mr. Iacona and Ms. Victor met with Covidien at Covidien’s offices in Boulder, Colorado, at an all-day, in-person meeting during which Mr. Barrett, Mr. Iacona and Ms. Victor and Leerink provided Covidien with a business update and had a full discussion about the business.

On April 13, 2010, Mr. Crowley called Messrs. Berger and Cohen to inform them that Covidien would be delivering a revised proposal to acquire all of the outstanding Shares of the Company for a price of $24.00 per Share, payable in cash.

On April 14, 2010, Mr. Wehrly called Mr. Barrett and during this call, Mr. Barrett noted that he and Leerink believed that the Company’s value was higher than Covidien’s proposed offer price of $24.00 per Share. On April 15, 2010, Covidien delivered to Leerink and Mr. Barrett a letter confirming the $24.00 offer price per Share.

On or around April 20, 2010, the Company was approached by a corporation operating in healthcare (“Company A”) to learn more about the Company’s business and on or around May 4, 2010, the Company entered into a preliminary confidentiality agreement with Company A.

On April 20-21, 2010, the Company Board held a meeting in conjunction with the annual meeting of the Company’s shareholders at the Townsend Hotel in Birmingham, Michigan. All the members of the Company Board were present, as well as representatives of Leerink. At this meeting, representatives of Leerink updated the Company Board on the status of discussions with Covidien as well as Leerink’s observations regarding other parties that might have an interest in pursuing a business combination with the Company. Leerink also reviewed with the Company Board various financial and valuation analyses regarding the Company. At the conclusion of this meeting, the Company Board unanimously authorized the Company’s management to engage in further discussions (including with respect to price) with Covidien in connection with a potential transaction.

On April 22, 2010, at the direction of the Company Board given to Mr. Barrett at the April 21st meeting of the Company Board, Mr. Barrett contacted Messrs. Berger and Cohen and discussed negotiating a higher offer price from Covidien in the range of $27.00-28.00 per share. Messrs. Berger and Cohen called Mr. Crowley and Ms. Sahin and indicated that the Company Board was not willing to accept Covidien’s proposed offer price of $24.00 per Share but indicated that the Company Board would be willing to approve a transaction with Covidien at an offer price in the range of $27.00-28.00 per Share.

On April 27, 2010, Mr. Crowley and Ms. Sahin called Leerink and indicated that Covidien was willing to increase its offer price to $25.00 per Share. Later that same day, Messrs. Berger and Cohen contacted Mr. Crowley and Ms. Sahin and indicated that the Company Board might be willing to approve a transaction at an offer price of $26.00 to $26.50 per Share.

On April 29, 2010, Mr. Crowley and Ms. Sahin contacted Messrs. Berger and Cohen and told them that Covidien was not willing to increase its offer price above $25.00 per Share.

On May 5, 2010, Messrs. Barrett and Iacona, Leerink and Company A attended a meeting, during which Messrs. Barrett and Iacona made a presentation to Company A about the Company’s business.

On May 12, 2010, the Company Board met to discuss the status of its discussions with Covidien and other potential interested parties. The Company Board received and discussed with the Company’s management additional valuation information for the Company on a going-forward basis, and also discussed the possibility of other significant business risks and uncertainties that could result in a lower valuation of the Company. Based on negotiations and board discussions of April 21 and 22, 2010, Mr. Barrett advised the Company Board on May 12, 2010 that it would be appropriate for Covidien to begin confirmatory due diligence and the parties to begin to negotiate a definitive merger agreement. The Company Board authorized Company management to initiate discussions with other potential bidders and also begin the diligence and negotiation of a merger agreement with Covidien.

On May 13, 2010, Mr. Barrett contacted Mr. Richard Meelia, Covidien’s Chairman, President and Chief Executive Officer to request an increase in Covidien’s offer price to $26.00 per Share. Mr. Meelia responded that $25.00 per Share was the maximum amount that Covidien was willing to offer.

On May 13-14, 2010, Mr. Barrett informed Leerink of the discussions with Mr. Meelia, following which Mr. Barrett and Leerink concluded that they had exhausted their ability to bargain for a higher offer price, following which Leerink contacted Covidien and informed them that the Company was willing to pursue a transaction at $25.00 per Share, subject to the approval by the Company Board.

In light of the progress of the Covidien discussions and the Company Board request that Leerink contact additional potential buyers, the Company management worked with Leerink to develop criteria for selecting other potential buyers to approach, including (i) companies that Leerink believed might have an interest in the Company’s business or products, (ii) companies that Leerink, with guidance from Company management, believed would have a good business fit with the Company, (iii) companies that had the financial capability to acquire the Company and (iv) companies that were interested in pursuing mergers and acquisitions opportunities in the same industry as the Company. Company management and Leerink agreed not to contact companies which Leerink had had recent discussions and which had indicated they were not interested in pursuing a potential transaction with the Company. On this basis, on May 17, Leerink contacted Companies B, C and D, which Leerink believed to be the most likely companies to have an interest in the Company to see if they were interested in pursuing a possible transaction with the Company. Companies B and C expressed no interest but Company D, a large corporation operating in the healthcare industry, expressed an interest in learning more about the Company.

On May 17, 2010, Covidien began confirmatory due diligence. Also on May 17, 2010, Ms. Victor had discussions with Latham & Watkins LLP (“Latham”) with respect to its retention as the Company’s M&A counsel in connection with a proposed transaction with Covidien.

On or around May 17, 2010, Ms. Victor provided additional information to Covidien in response to a due diligence request list by giving Covidien representatives access to an electronic data room, in which the Company posted extensive amounts of information and also by arranging various due diligence calls and meetings between Covidien representatives and members of the Company’s management team.

On or around May 18, 2010, Company A informed Leerink that it was not interested in pursuing a transaction with the Company.

On May 19, 2010, the Company engaged Latham as its M&A counsel with respect to the proposed transaction with Covidien.

On May 21, 2010, the Company entered into a preliminary confidentiality agreement with Company D, and Company D was given access to financial information in the data room on May 24, 2010.

On May 27, 2010, representatives of Goodwin Procter LLP, legal advisor to Covidien (“Goodwin”), delivered an initial draft of the Merger Agreement and a draft tender and voting agreement to representatives of Latham. Also on this day, the Company formalized its arrangement with Leerink by executing an engagement letter with Leerink setting forth the terms of its financial advisory engagement with the Company for the proposed sale of the Company.

The Company’s retention of Leerink was considered to be appropriate in light of the Company’s prior experience with Messrs. Berger and Cohen, who had been the principal representatives of Citigroup when it acted as financial advisor to the Company during the Company’s prior discussions with Covidien in 2007 and 2008, and in light of Leerink’s deep knowledge of the Company and its business and Leerink’s experience in mergers and acquisitions involving medical device companies.

On May 28, 2010, Messrs. Barrett and Iacona provided Company D a management presentation. Following the presentation, Company D expressed continued interest in doing more due diligence but stated it could not make any proposal before its scheduled July 12, 2010 board meeting.

On June 2, 2010, Latham provided Company D with an amended and restated confidentiality agreement in order to permit Company D to conduct additional due diligence on the Company. The Company assisted by Latham and Company D began to negotiate terms of the amended and restated confidentiality agreement.

On June 3, 2010, Latham provided comments to the Merger Agreement and the tender and voting agreement to Goodwin.

On June 7, 2010, the Company Board held a meeting to discuss the status of the proposed transaction with Covidien. All the members of the Company Board were present, as well as representatives of Leerink, Honigman Miller Schwartz and Cohn LLP (“Honigman”), the Company Board’s legal advisor, and Latham. At the meeting, Leerink provided an overview of the process to date. The Company Board also received a presentation from Latham regarding the terms of the Merger Agreement as of June 7, 2010, and a presentation from Honigman regarding the fiduciary duties of the Company Board. The Company Board asked numerous questions of management, Leerink, Honigman and Latham. Mr. Barrett also gave a status report about the discussions with possible additional bidders. Mr. Barrett informed the Company Board that Company A had terminated acquisition discussions with the Company but that Company D continued to show some interest in conducting due diligence on the Company.

Following the board meeting on June 7, 2010, the Company received a revised draft of the Merger Agreement from Goodwin.

On June 9, 2010, Latham provided comments to the Merger Agreement and the tender and voting agreement to Goodwin.

On June 10, 2010, acting at the instruction of the Company, Leerink requested Company D provide it with an idea of the value it was considering for a possible acquisition of the Company. Company D stated that, assuming its due diligence review was satisfactory, it believed that it could pay a 25-30% premium to the Company’s then-current share price, which implied a possible purchase price in the $22.00 to $23.00 per Share range. Leerink indicated to Company D that the contemplated range was below an acquisition proposal then being negotiated and Company D responded by stating that under those circumstances it would not pursue additional due diligence or execute an amended and restated confidentiality agreement that had been agreed to earlier that week.

On June 13, 2010, the Company Board held a meeting to discuss the proposed transaction with Covidien. All the members of the Company Board were present, as well as representatives of Leerink, Honigman and Latham. At the meeting, Leerink provided an overview of the process to date, including Company D’s withdrawal from the diligence process because Company D’s indicated initial valuation of the Company was below the Covidien’s proposed offer price of $25.00 per Share. Leerink also reviewed with the Company Board an analysis of the proposed transaction from a financial point of view and rendered its oral opinion, which opinion was subsequently confirmed in writing, that, as of such date, and based upon and subject to the assumptions, qualifications and limitations set forth in the written opinion, the consideration to be received in the Offer and the Merger, taken together, was fair, from a financial point of view, to the holders (other than Parent and its affiliates) of Shares (see below for a summary of the opinion in — “Opinion of the Company’s Financial Advisor”). The Company Board also received a presentation from Latham regarding the terms of the Merger Agreement. The Company Board asked numerous questions of management, Leerink, Honigman and Latham.

In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, and recommending that the shareholders accept the Offer, tender their Shares to Sub pursuant to the Offer and, if required by the DGCL and the MBCA, vote their Shares in favor of the adoption and approval of the Merger Agreement in accordance with the applicable provisions of the DGCL and the MBCA, the Company Board consulted with the Company’s senior management, its outside legal counsel and its financial advisor. The Company Board also consulted with outside legal counsel regarding the Company Board’s fiduciary duties, legal due diligence matters and the terms of the Merger Agreement and related agreements. Based on these consultations, and the factors and the opinion of Leerink discussed below at “Opinion of the Company’s Financial Advisor,” the Company Board concluded that entering into the Merger Agreement with Parent and Sub is in the best interests of the Company’s shareholders.

The following discussion summarizes the material positive reasons and factors considered by the Company Board in making its recommendation, but is not, and is not intended to be, exhaustive.

•	The Company’s Operating and Financial Condition; Prospects of the Company. The Company Board considered the current and historical financial condition, results of operations, business and prospects of the Company as well as the Company’s financial plan and prospects if the Company were to remain an independent company and the potential impact of those factors on the trading price of the Shares (which is not feasible to quantify numerically). In this regard, the Company Board discussed the Company’s risks associated with executing and achieving the Company’s business and financial plan, the impact of general economic and market trends on the Company’s sales, as well as the general risks of market conditions that could reduce the Company’s share price;

•	Strategic Alternatives. The Company Board considered the possible alternatives to the acquisition by Covidien (including the possibility of continuing to operate the Company as an independent entity and the desirability and perceived risks of that alternative), the range of potential benefits to the Company’s shareholders of these alternatives and the timing and the likelihood of accomplishing the goals of such alternatives, as well as the Company Board’s assessment that none of these alternatives was reasonably likely to present superior opportunities for the Company to create greater value for the Company’s shareholders, taking into account risks of execution as well as business, competitive, industry and market risks;

•	Transaction Financial Terms; Premium to Market Price. The Company Board considered the relationship of the Offer Price to the current and historical market prices of the Shares. The Offer Price to be paid in cash for each Share would provide shareholders with the opportunity to receive a significant premium over the prevailing range of market prices of the Shares. The Company Board reviewed the historical market prices, volatility and trading information with respect to the Shares, including the fact that the Offer Price represented a premium of 33.9% over the closing price per share of the Shares on the Nasdaq Global Market on June 11, 2010, three trading days before the execution date of the Merger Agreement, and a premium of 29.7% over the closing price per Share four weeks prior to the execution date of the Merger Agreement;

•	Negotiations with Covidien. The Company Board considered the course of negotiations between the Company and Covidien, resulting in two increases in the price per Share offered by Covidien, as well as a number of changes in the terms and conditions Merger Agreement from the version initially proposed by Covidien that were favorable to the Company, and the Company Board’s belief based on these negotiations was that the Offer Price was the highest price per Share that Covidien was willing to pay and that the Merger Agreement contained the most favorable terms to the Company to which Covidien was willing to agree;

•	Cash Consideration; Certainty of Value. The Company Board considered the form of consideration to be paid to the shareholders in the Offer and the Merger and the certainty of the value of such cash consideration compared to stock or other forms of consideration;

•	No Financing Condition; CIFSA Guaranty. The Company Board considered the representation of Parent and Sub that they have access to sufficient cash resources to pay the amounts required to be paid under the Merger Agreement and that the Offer and the Merger are not subject to a financing condition as well as the guaranty provided by CIFSA of the obligations of Parent and Sub under the Merger Agreement and the substantial resources of CIFSA;

•	Opinion of the Company’s Financial Advisor. The Company Board considered Leerink’s financial analyses and Leerink’s oral opinion to the Company Board, which opinion was confirmed in writing, that, as of June 13, 2010, and based upon and subject to the assumptions, qualifications and limitations set forth in the written opinion, the consideration to be received in the Offer and Merger, taken together, was fair, from a financial point of view, to the holders (other than Parent and its affiliates) of Shares. The full text of Leerink’s written opinion, dated as of June 13, 2010, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Leerink in its opinion is attached hereto as Annex II to this Schedule 14D-9. The Company urges you to carefully read the Leerink opinion in its entirety. Leerink’s opinion was provided to the Company Board in connection with its consideration of the Offer and the Merger and was not intended to be and does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender their Shares in the Offer or how any such shareholder should vote at the shareholders’ meeting, if any, held in connection with the Merger or any other matter. In addition to the discounted cash flow analyses presented by Leerink to the Company Board, the Company Board considered the other valuation methodologies presented by Leerink. In addition, the Company Board discussed and took into account the possibility of other significant business risks and uncertainties that were not fully reflected in the cash flow projections used by Leerink in its discounted cash flow analyses and that could result in a lower valuation of the Company;

•	Market Check. The Company Board considered the results of the process that the Company Board had conducted, with the assistance of the Company management and its financial and legal advisors, to seek an alternative acquisition proposal. The Company Board also considered the low probability that other companies who were not contacted by the Company or its financial advisors would make a proposal to acquire the Company at a higher price. Based on the results of that process, the Company Board believed that the Offer Price obtained was the highest that was reasonably attainable;

•	The Merger Agreement. The Company Board considered the provisions of the Merger Agreement, including the agreed exclusions of certain events and conditions from the definition of Material Adverse Effect, the ability of the Company under certain circumstances to entertain unsolicited proposals for an acquisition that would be superior to the Covidien transaction, the termination rights of the parties and the $10,500,000 termination fee payable by the Company under certain circumstances which the Company Board believed was comparable to termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Company Board entered into a more favorable transaction;

•	Conditions to the Consummation of the Merger; Likelihood of Closing the Second Step Merger. The Company Board considered the strong likelihood of the consummation of the second step merger contemplated by the Merger Agreement after the acceptance for payment of the Shares tendered pursuant to the Offer by reason of the very few conditions to consummation of the merger at that point in the overall transaction;

•	Timing of Completion. The Company Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a cash tender offer for all outstanding Shares, which should allow shareholders to receive the Offer Price in a relatively short time frame, followed by the Merger in which shareholders (other than the Company, Parent and Sub) will receive the same consideration as received by those shareholders who tender their Shares in the Offer. The Company Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption; and

•	Extension of Offer Period. The Company Board considered that, under certain circumstances set forth in the Merger Agreement, Sub could be required by the Company to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if certain conditions to the consummation of the Offer are not satisfied or waived.

In the course of its deliberations, the Company Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement that had previously been identified and discussed by senior management of the Company and the Company Board, which included:

•	the fact that the nature of the Offer and the Merger as a cash transaction means that the shareholders will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the combined company;

•	the potential limitations on the Company’s pursuit of business opportunities due to pre-closing covenants in the Merger Agreement whereby the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to certain assets or the conduct of its business without the prior written consent of Parent;

•	subject to certain exceptions, the Merger Agreement precludes the Company from actively soliciting alternative proposals;

•	the possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, and the Company will have incurred significant transaction costs;

•	the effect of the public announcement of the Merger Agreement, including effects on the Company’s sales, customers, operating results and share price and the Company’s ability to attract and retain key management and personnel;

•	the amount of time it could take to complete the Offer and the Merger, including the risk that Parent and Purchaser might not receive the necessary regulatory approvals or clearances to complete the Offer or the Merger or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties’ compliance with certain burdensome terms or conditions which may cause one of the Offer conditions not to be satisfied;

•	the likelihood of litigation;

•	the consideration to be received by the shareholders in the Offer and the Merger would be taxable to the shareholders for federal income tax purposes; and

•	the impact of the Offer and the Merger on the Company’s non-executive employees.

The foregoing discussion of the information and factors considered by the Company Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered, the Company Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Company Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Company Board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

Following this discussion, the Company Board unanimously approved the $25.00 per Share price and the other terms of the transaction, determined that the Offer and the Merger are in the best interests of the Company and its shareholders and declared the Merger Agreement advisable, approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and recommended that the shareholders of the Company accept the Offer and tender their Shares in the Offer and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement. In addition, the Company’s compensation committee approved certain employee benefit matters.

On June 14, 2010, the Company received a revised draft of the Merger Agreement from Goodwin and over the next few days, the Company’s representatives held a number of conversations with Goodwin and other representatives of Covidien to finalize negotiations of the Merger Agreement.

On June 16, 2010, the Company, Parent and Sub executed and delivered the Merger Agreement, and Mr. Barrett executed and delivered the tender and voting agreement. In connection with entry into the Merger Agreement, Covidien International Finance S.A., a Luxembourg corporation and the direct parent entity of Parent (“CIFSA”), executed a guaranty in which CIFSA guaranteed the obligations of Parent pursuant to the Merger Agreement. Also on June 16, 2010, Covidien and the Company issued a joint press release announcing the execution of the Merger Agreement.

On June 25, 2010, Purchaser commenced the Offer. During the pendency of the Offer, Parent and Sub intend to have ongoing contacts with the Company and its directors, officers and shareholders.

Certain Projections.

The Company provided certain projected financial information concerning the Company to Covidien and to Leerink in connection with their due diligence relating to the Offer. The Company’s internal financial forecasts (upon which the projections provided to Covidien were based) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects, and, thus, susceptible to multiple interpretations and periodic revisions based on actual events and business developments.

The projections reflect numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company, including but not limited to meeting certain sales performance criteria and achieving product development and regulatory success. The Company adopted the projections as its estimate of the Company’s future financial performance under certain assumed scenarios. Important factors that may affect actual results and result in projected results not being achieved include, but are not limited to, economic conditions in general and in the healthcare market, including the current global economic difficulties, the demand for and market acceptance of the Company’s products in existing market segments and in new market segments the Company plans to pursue, the Company’s current dependence on the INVOS Cerebral/Somatic Oximeter and disposable sensors, the Company’s dependence on distributors for a substantial portion of its sales, the Company’s dependence on single-source suppliers, potential competition, the effective management of the Company’s growth, the Company’s ability to attract and retain key personnel, the potential for products liability claims, government regulation of the Company’s business, future equity compensation expenses, the challenges associated with developing new products and obtaining and maintaining regulatory approvals if necessary, research and development activities, the Company’s ability to implement its business strategy, international economic, political and other risks that could negatively affect the Company’s results of operations or financial position, the fluctuation of the Company’s operating results from period to period, the Company’s assessment of its goodwill valuation, the impact of foreign currency fluctuations, tax law changes in Europe, Japan or in other foreign jurisdictions, the lengthy sales cycle for its products, sales employee turnover, changes in its actual or estimated future taxable income, changes in accounting rules, enforceability and the costs of enforcement of the Company’s patents, potential infringements of others’ patents, the costs of negotiating and implementing the Offer and the Merger and the other factors set forth from time to time in the Company’s Securities and Exchange Commission filings and in the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2009. The projections also may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic and competitive conditions which are difficult to predict and many of which are beyond the Company’s control. Moreover, the assumptions are based on certain business decisions that are subject to change. Therefore, there can be no assurance that the projections will be realized, and actual results may differ materially from those contained in the projections.

The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that any of the Company or its affiliates, advisors or representatives considered or consider the projections to be necessarily predictive of actual future events, and the projections should not be relied upon as such. Neither the Company nor its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Accordingly, the projections do not give effect to the Offer or the Merger or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Offer and the Merger or to any costs incurred in connection with the Offer or the Merger. Further, the projections do not take into account the effect of any failure to occur of the acceptance of Shares in the Offer or the consummation of the Merger and should not be viewed as accurate or continuing in that context. The Company does not intend to make publicly available any update or other revisions to the projections, except as required by law. None of the Company or its affiliates, advisors, officers, directors or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of the Company compared to the information contained in the projections or that forecasted results will be achieved. The Company has made no representation, in the Merger Agreement or otherwise, concerning the projections. Furthermore, neither the Company nor any of its affiliates or representatives makes any representation to any person regarding these projections. The projections are not being included in this Schedule 14D-9 to influence a shareholder’s decision whether to tender his or her Shares in the Offer, but because the projections were made available by the Company to Covidien.

THE COMPANY’S SHAREHOLDERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE PROJECTED INFORMATION PROVIDED IN THIS SCHEDULE 14D-9.

The following is a summary of the material projected information that was provided to Leerink:

	2010E	2011E	2012E	2013E	2014E
	(In millions)	(In millions)	(In millions)	(In millions)	(In millions)

Base Case
Revenue	$56.9	$67.6	$81.3	$99.2	$122.1
Gross Profit	$49.5	$59.1	$71.1	$86.9	$107.2
EBITDA	$12.2	$15.4	$21.5	$29.0	$41.1
Net Income	$7.4	$9.4	$13.2	$17.9	$25.4
Upside Case
Revenue	$57.4	$68.9	$86.7	$113.5	$154.6
Gross Profit	$49.9	$60.2	$75.6	$99.0	$134.8
EBITDA	$12.4	$15.2	$21.2	$33.7	$56.9
Net Income	$7.6	$9.3	$13.1	$20.8	$35.2
Downside Case
Revenue	$56.4	$62.7	$70.2	$79.3	$89.0
Gross Profit	$49.1	$54.4	$60.3	$67.6	$75.1
EBITDA	$11.6	$9.2	$12.2	$13.4	$14.4
Net Income	$7.1	$5.6	$7.4	$8.2	$8.8

As part of Covidien’s due diligence investigation of the Company, the Company provided Covidien with its internally generated projections for its 2010 operating plan, which set forth the Company’s projections for the fiscal year 2010 only. The Company’s projections contained in the 2010 operating plan were prepared in October of 2009 and were not updated when they were provided to Covidien. The projections provided to Covidien are substantially similar to the Company’s base case for fiscal year 2010 that was provided to Leerink.

Although presented with numerical specificity, the projections are not fact and reflect numerous assumptions and estimates as to future events made by the Company’s management, including certain forecasts relating to the commercialization, launch, approval, sales and licensing of the Company’s products. The projections generally take into account taxes and existing net operating loss carryforwards and assume that the Company’s existing capital structure remains constant.

None of the projections summarized above were prepared with a view to public disclosure or with a view to compliance with the published guidelines of the SEC or the guidelines established by the American Institute of

Certified Public Accountants for preparation and presentation of prospective financial information. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles, and the Company’s registered public accounting firm has not examined, compiled or otherwise applied procedures to the projections and accordingly assumes no responsibility for them. The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that such projections will be predictive of actual future results, and the projections should not be relied upon as such. The projections are forward-looking statements.

Opinion of the Company’s Financial Advisor

At a meeting of the Company Board on June 13, 2010, Leerink rendered its oral opinion to the Company Board, subsequently confirmed by delivery of a written opinion dated June 13, 2010, that, as of such date and based upon and subject to the assumptions, qualifications and limitations set forth in its opinion, the consideration to be received in the Offer and Merger, taken together, by the holders (other than Parent and its affiliates) of Shares was fair, from a financial point of view, to such holders.

The full text of the written opinion of Leerink, dated June 13, 2010, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II and is incorporated herein by reference. Holders of Shares are encouraged to read the opinion carefully in its entirety. Leerink provided its opinion for the benefit and use of the Company Board in its consideration of the transaction. The Leerink opinion is not a recommendation to any holder of Shares as to whether or not such holder should tender such Shares in connection with the Offer or how such holder should vote with respect to the Merger, or any other matter. The summary of the opinion below is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Leerink reviewed and considered such financial and other information as it deemed relevant, including, among other things:

•	certain financial terms of a draft of the Merger Agreement, dated June 11, 2010;

•	certain financial and other business information of the Company furnished to Leerink by the management of the Company;

•	certain periodic reports and other publicly available information regarding the Company;

•	comparisons of certain publicly available financial data of companies whose securities are traded in the public markets and that Leerink deemed relevant to similar data for the Company;

•	comparisons of the financial terms of the proposed transaction with the financial terms, to the extent publicly available, of certain other transactions that Leerink deemed relevant; and

•	such other information, financial studies, analyses and investigations and such other factors that Leerink deemed relevant for the purposes of its opinion.

Leerink also held discussions with members of senior management and representatives of the Company concerning the financial and other business information of the Company furnished by management of the Company, as well as the businesses and prospects of the Company.

In conducting its review and analysis and in arriving at the opinion described above, Leerink assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to it or publicly available. Leerink did not undertake any responsibility for independently verifying, and did not independently verify, the accuracy, completeness or reasonableness of any such information. With respect to financial forecasts for the Company that were provided to Leerink, Leerink has been advised by the Company, and has assumed, with the Company’s consent, that such forecasts have been reasonably prepared in good faith on the basis of reasonable assumptions and reflect the best currently available estimates and judgments of the management of the Company as to the future financial condition and performance of the Company. Leerink expressed no opinion with respect to such forecasts or estimates or the assumptions on which they are based.

Leerink did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities (contingent or otherwise) of the Company, nor was Leerink furnished with any such materials. Leerink did not make any independent investigation of any legal, accounting or tax matters relating to the Company, and assumed the correctness of all legal, accounting and tax advice given to the Company.

For purposes of rendering its opinion, Leerink assumed in all respects material to its analysis, that the consideration to be received in the transaction was determined through arm’s-length negotiations between the appropriate parties, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement without material alteration or waiver thereof, that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction will be obtained without any adverse effect on the expected benefits of the transaction in any way meaningful to its analysis and that all conditions to the consummation of the proposed transaction will be satisfied without waiver thereof or material alteration to the terms of the proposed transaction. Leerink also assumed, with the Company’s consent, that the final form of the Merger Agreement would be substantially the same as the last draft reviewed by it. In addition, Leerink assumed, with the Company’s consent, that the historical financial statements of the Company reviewed by Leerink had been prepared and fairly presented in accordance with U.S. generally accepted accounting principles consistently applied. Leerink further assumed, with the Company’s consent, that as of the date of the opinion, there had been no material adverse change in the Company’s assets, financial condition, results of operations, business or prospects since the date of the last audited financial statements made available to Leerink which change had not been disclosed to Leerink prior to the date of the opinion.

Leerink did not express any opinion as to (i) the value of any employee agreement or other arrangement entered into in connection with the proposed transaction, or (ii) any tax or other consequences that might result from the proposed transaction. Furthermore, Leerink expressed no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the transaction, or any class of such persons, relative to the consideration to be paid by Parent or Sub in the transaction or with respect to the fairness of any such compensation.

Leerink’s opinion relates solely to the fairness of the consideration to be received in the Offer and the Merger, taken together, to the holders (other than Parent and its affiliates) of the Shares, and its opinion did not address the Company’s underlying business decision to proceed with or effect the transaction or any other term, aspect or implication of the proposed transaction or any other agreement or arrangement entered into in connection with the proposed transaction. Leerink was not requested to opine as to, and its opinion did not in any manner address, the fairness of the transaction or the consideration to the holders of any other class of securities or creditors or any other constituency of the Company. Leerink did not express any opinion as to the impact of the transaction on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay its obligations when they become due. In addition, Leerink’s opinion did not address any legal or accounting matters.

Leerink’s opinion was necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by Leerink on the date of its opinion. Leerink has no obligation to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of its opinion.

Leerink’s opinion was for the use and benefit of the Company Board in its consideration of the proposed transaction. Leerink’s opinion was authorized by its Fairness Opinion Review Committee.

The following is a summary of the material financial analyses utilized by Leerink and presented to the Company Board by Leerink in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Leerink, nor does the order of analyses described represent relative importance or weight given to those analyses by Leerink. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Leerink’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 7, 2010 and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis.

Leerink reviewed the historical trading prices for the Shares for the fifty-two week period ended June 7, 2010. In addition, Leerink analyzed the consideration to be received by holders of Shares in the transaction agreement in relation to the fifty-two week high closing market price of the Shares and to the closing market price of the Shares on June 7, 2010, and one week and one month prior to such date.

This analysis showed a trading range of from $12.99 to $21.10 for the fifty-two week period ended June 7, 2010 and indicated that the $25.00 per share to be paid to the Company’s shareholders in the transaction represented:

•	a premium of 18.5% based on the fifty-two week high closing market price of $21.10 per share;

•	a premium of 45.8% based on the closing market price on June 7, 2010 of $17.15 per share;

•	a premium of 38.7% based on the closing market price one week prior to June 7, 2010 of $18.02 per share; and

•	a premium of 27.0% based on the closing market price one month prior to June 7, 2010 of $19.69 per share.

Selected Companies Analysis.

Leerink reviewed and compared certain financial information for the Company to corresponding financial information, ratios and public market multiples for selected publicly traded corporations in the medical technology industry. Leerink used two groupings of medical technology corporations — those generally demonstrating high rates of growth (the “High Growth Med Tech Companies”) and those generally demonstrating lower rates of growth (the “Low Growth Med Tech Companies” and, collectively with the High Growth Med Tech Companies, the “Selected Companies”). The corporations included in the groupings Leerink reviewed were the following:

High Growth Med Tech Companies —

•	Thoratec Corporation;

•	NuVasive, Inc.;

•	Masimo Corporation;

•	Volcano Corporation;

•	NxStage Medical Holdings, Inc.;

•	AGA Medical Holdings, Inc.;

•	Conceptus, Inc.;

•	Natus Medical Incorporated;

•	Abiomed, Inc.;

•	Micrus Endovascular Corporation;

•	Endologix, Inc.; and

•	Orthovita, Inc.

Low Growth Med Tech Companies —

•	Dentsply International Inc.;

•	Kinetic Concepts, Inc.;

•	American Medical Systems Holdings, Inc.;

•	Integra LifeSciences Holdings Corporation;

•	Wright Medical Group, Inc.;

•	CONMED;

•	Orthofix International N.V.;

•	Given Imaging Ltd.;

•	AngioDynamics, Inc.;

•	Exactech, Inc.;

•	Vascular Solutions, Inc.; and

•	Cardiovascular Systems, Inc.

Although none of the Selected Companies is directly comparable to the Company, the Selected Companies were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company.

Leerink calculated and compared various financial multiples and ratios for each of the Selected Companies and for the Company based on closing stock prices as of June 7, 2010, and, in the case of the Selected Companies, publicly available financial data from SEC filings and Reuters consensus estimates as of that date and, in the case of the Company, financial data based on the base case forecasts provided by the Company’s management (the “Base Case”) as well as publicly available analyst forecasts (the “Wall St. Case”). With respect to the Company and each of the Selected Companies, Leerink calculated:

•	enterprise value, which is the diluted equity value (using the treasury stock method based on outstanding options, warrants and restricted stock units), plus the value of such company’s indebtedness and minority interests and preferred stock, minus such company’s cash, cash equivalents and marketable securities, in each case, as of such company’s latest SEC filing prior to June 7, 2010 (or, in the case of the Company, as of May 31, 2010, based on information provided by management of the Company), as a multiple of estimated calendar year 2010, 2011 and 2012 revenue; and

•	enterprise value as a multiple of estimated calendar year 2010, 2011 and 2012 earnings before interest, taxes, depreciation and amortization (“EBITDA”).

The results of these analyses are summarized as follows:

Enterprise Value	High Growth Companies		Low Growth Companies		Somanetics
as a Multiple of:	Range	Median	Range	Median	Base Case	Wall St. Case

2010E Revenue	2.1x-6.0x	3.1x	1.1x-3.7x	1.6x	2.4x	2.4x
2011E Revenue	1.8x-5.4x	2.7x	1.0x-3.5x	1.5x	2.0x	2.0x
2012E Revenue	1.6x-4.5x	2.3x	0.9x-3.2x	1.4x	1.7x	1.7x
2010E EBITDA	8.3x-19.0x	13.6x	6.4x-18.3x	8.2x	11.2x	11.9x
2011E EBITDA	9.1x-25.9x	11.2x	5.9x-14.6x	7.7x	8.8x	8.4x
2012E EBITDA	7.1x-18.3x	9.0x	5.2x-11.7x	7.0x	6.3x	6.6x

Leerink also calculated the Selected Companies’ estimated calendar years 2010, 2011 and 2012 price to earnings per share (“P/E”) ratios, using Reuters consensus estimates, and compared those ratios to the results for the Company using the Base Case and the Wall St. Case estimates. The following table presents the results of this analysis:

	High Growth Companies		Low Growth Companies		Somanetics
P/E Ratio	Range	Median	Range	Median	Base Case	Wall St. Case

2010E	20.7x-43.7x	28.7x	9.6x-30.2x	16.2x	29.0x	29.3x
2011E	17.8x-55.5x	21.2x	8.6x-23.9x	14.7x	22.9x	22.2x
2012E	10.4x-39.7x	19.0x	7.4x-19.1x	13.3x	16.7x	16.3x

Based on the results of this analysis and other factors which it considered appropriate, Leerink applied a multiple range of 10.0x to 12.0x enterprise value to estimated calendar year 2010 EBITDA, a multiple range of

18.0x to 27.0x price to estimated calendar year 2010 earnings, a multiple range of 8.0x to 11.0x enterprise value to estimated 2011 EBITDA and a multiple range of 16.0x to 20.0x price to estimated calendar year 2011 earnings per share to the financial data for the Company using the Base Case estimates to derive an implied equity value per Share. This calculation resulted in the following:

Multiple	Implied Equity Value per Share

Enterprise Value/2010E EBITDA	$16.04 – $17.84
Price/2010E Earnings Per Share	$10.64 – $15.97
Enterprise Value/2011E EBITDA	$16.23 – $19.69
Price/2011E Earnings Per Share	$11.96 – $14.95

Selected Transactions Analysis.

Leerink analyzed certain publicly available information relating to 65 selected transactions in the medical technology industry since June 2000 (collectively, the “Selected Transactions”). Again, Leerink used two groupings — 29 transactions involving medical technology targets that generally had demonstrated high rates of growth (the “High Growth Med Tech Transactions”) and 36 involving medical technology targets that generally had demonstrated lower rates of growth (the “Low Growth Med Tech Transactions”). The Selected Transactions were the following:

High Growth Med Tech Transactions —

Target	Acquirer	Date Announced

ev3 Inc.	Covidien Public Limited Company	6/1/2010
SenoRX, Inc.	C.R. Bard	5/5/2010
Acclarent, Inc.	Johnson & Johnson	12/16/2009
Ascent Healthcare Solutions, Inc.	Stryker Corporation	11/30/2009
Advanced Bionics Corporation	Sonova Holding AG	11/9/2009
VNUS Medical Technologies, Inc.	Covidien Public Limited Company	5/8/2009
Omrix Biopharmaceuticals, Inc.	Johnson & Johnson	11/23/2008
Cryocath	Medtronic, Inc.	9/25/2008
SurgRx, Inc.	Johnson & Johnson	8/11/2008
LifeCell Corporation	Kinetic Concepts, Inc.	4/7/2008
HemoSense, Inc.	Inverness Medical Technology, Inc.	8/6/2007
Kyphon Inc.	Medtronic, Inc.	7/27/2007
Cytyc Corporation	Hologic, Inc.	5/21/2007
IntraLase Corp.	Advanced Medical Optics, Inc.	1/8/2007
St. Francis Medical Technologies, Inc.	Kyphon	12/4/2006
Confluent Surgical, Inc.	Tyco International Ltd.	7/18/2006
Animas Corporation	Johnson & Johnson	12/16/2005
Advanced Neuromodulation Systems, Inc.	St. Jude Medical, Inc.	10/16/2005
Closure Medical Corporation	Johnson & Johnson	3/4/2005
Alaris Medical Systems, Inc.	Cardinal Health, Inc.	5/19/2004
Novacept, Inc.	Cytyc Corporation	3/1/2004
Therasense, Inc.	Abbott Laboratories	1/13/2004
Biocompatibles Eyecare, Inc.	Abbott Laboratories	3/18/2002
ORATEC Interventions, Inc.	Smith & Nephew plc	2/14/2002
VidaMed, Inc.	Medtronic, Inc.	12/6/2001
Cardiac Pathways Corporation	Boston Scientific Corporation	6/29/2001
MiniMed Inc.	Medtronic, Inc.	5/30/2001
Inverness Medical Technology, Inc. (diabetes division)	Johnson & Johnson	5/23/2001
InterVentional Technologies Inc.	Boston Scientific Corporation	2/15/2001

Low Growth Med Tech Transactions —

Target	Acquirer	Date Announced

Scient’X S.A.	Alphatec Holdings, Inc.	12/17/2009
Aspect Medical Systems, Inc.	Covidien Public Limited Company	9/28/2009
Mentor Corporation	Johnson & Johnson	12/1/2008
Datascope Corp.	Getinge AB	9/15/2008
Abbott Laboratories (spine business)	Zimmer, Inc.	9/4/2008
Vital Signs, Inc.	General Electric Company	7/24/2008
Bristol-Myers Squibb Company (ConvaTec)	Nordic Capital/Avista Capital	5/2/2008
Datascope Corp. (patient monitoring business)	Mindray Medical International Limited	3/11/2008
Possis Medical, Inc.	Bayer Aktiengesellschaft	2/11/2008
Whatman PLC	General Electric Company	2/4/2008
Arrow International, Inc.	Teleflex Incorporated	7/23/2007
FoxHollow Technologies, Inc.	ev3 Inc.	7/18/2007
DJO Incorporated	ReAble Therapeutics Finance LLC	7/16/2007
Bausch & Lomb Incorporated	Warburg Pincus LLC	5/16/2007
VWR International, Inc.	Madison Dearborn Partners, LLC	5/2/2007
Mölnlycke Health Care Group	Investor AB/Morgan Stanley	1/26/2007
Abbott Laboratories (two diagnostic units)	General Electric Company	1/18/2007
Eastman Kodak Company (Health Group)	Onex Healthcare Holdings	1/10/2007
Baxter International Inc. (Transfusion Therapies business)	Texas Pacific Group	10/3/2006
Encore Medical Corporation	Blackstone Capital Partners V L.P.	6/30/2006
Mentor Corporation (Surgical Urology and Clinical and Consumer Healthcare businesses)	Coloplast A/S	3/27/2006
Aircast Incorporated	DJ Orthopedics, Inc.	2/27/2006
BSN medical	Montagu Private Equity	12/9/2005
Royce Medical Holding Inc.	össur	7/28/2005
American Cystoscope Makers, Inc.	Gyrus Group PLC	6/16/2005
Medex, Inc.	Smiths Group	12/6/2004
Empi, Inc.	Encore Medical Corporation	8/9/2004
Hudson Respiratory Care, Inc.	Teleflex Incorporated	5/17/2004
MedSource Technologies, Inc.	UTI Corporation	4/28/2004
Radiometer A/S	Danaher Corporation	12/11/2003
Instrumentarium Corporation	General Electric Company	12/18/2002
C.R. Bard Inc. (announced & abandoned)	Tyco International Ltd.	5/30/2001
Agilent Healthcare Solutions Group	Philips	11/17/2000
ADAC Laboratories	Koninklijke Philips Electronics N. V.	11/13/2000
Acuson Corporation	Siemens Aktiengesellschaft	9/27/2000
Mallinckrodt Inc.	Tyco International Ltd.	6/28/2000

For each of the Selected Transactions, using publicly available estimates, Leerink calculated and compared transaction value as a multiple of the target company’s revenue and EBITDA for the latest twelve months prior to the announcement of the transaction (“LTM”) and, to the extent available, the target company’s expected revenue and EBITDA for the twelve months following announcement of the transaction (“NTM”). Leerink also calculated and compared multiples of the transaction price to LTM and NTM estimated earnings per share, to the extent such estimates were publicly available. While none of the companies that participated in the Selected Transactions is directly comparable to the Company, the companies that participated in the Selected Transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company’s results and product profile.

The following table presents the results of this analysis:

Transaction Value	High Growth Companies		Low Growth Companies		Proposed Transaction
as a Multiple of:	Range	Median	Range	Median	Base Case	Wall St. Case

LTM Revenue	3.5x-11.5x	7.0x	1.0x-4.5x	2.6x	4.6x	4.6x
NTM Revenue	3.1x-12.1x	5.1x	0.9x-3.8x	2.3x	4.0x	3.9x
LTM EBITDA	15.7x-60.6x	29.3x	7.3x-19.6x	12.7x	21.4x	22.2x
NTM EBITDA	16.7x-33.8x	20.0x	8.1x-15.7x	12.0x	18.0x	17.9x
LTM P/E	41.7x-97.7x	47.7x	15.2x-43.2x	24.7x	46.1x	47.6x
NTM P/E	25.4x-63.6x	49.0x	16.0x-31.5x	22.3x	38.9x	38.1x

Based on the results of this analysis and other factors that Leerink considered appropriate, Leerink applied a multiple range of 16.0x to 26.0x LTM EBITDA, a multiple range of 30.0x to 45.0x price to estimated LTM earnings per share, a multiple range of 14.0x to 18.0x NTM EBITDA and a multiple range of 27.0x to 45.0x price to estimated NTM earnings per share to the financial data for the Company using the Base Case forecasts to derive an implied equity value per Share. This calculation resulted in the following:

Implied Equity Value
Multiple	per Share

Transaction Value/LTM EBITDA	$20.43 – $28.82
Price/LTM Earnings Per Share	$16.58 – $24.87
Transaction Value/NTM EBITDA	$21.01 – $25.02
Price/NTM Earnings Per Share	$17.60 – $29.34

Premiums Paid Analysis.

Leerink reviewed publicly available information for 125 selected completed or pending M&A transactions with a deal size greater than $50 million to determine the premiums paid in the transactions over recent trading prices of the target companies prior to announcement of the transaction. For each transaction, Leerink calculated the premium paid over the closing price for the target company’s stock one day, one week and one month prior to announcement of the transaction and over the high trading price during the fifty-two week period prior to announcement of the transaction. The results of this analysis were as follows:

	1-Day	1-Week	1-Month	52-Week High

75th Percentile	44.8%	50.0%	58.2%	2.6%
Median	27.8%	29.1%	34.6%	0.1%
25th Percentile	16.0%	18.5%	20.9%	(13.7)%

Leerink then calculated the implied price per Share at corresponding premia to the closing price per share for corresponding periods prior to June 7, 2010. The results of these calculations are as follows:

	1-Day	1-Week	1-Month	52-Week High

75th Percentile	$24.83	$27.03	$31.15	$21.65
Median	$21.92	$23.26	$26.50	$21.12
25th Percentile	$19.90	$21.36	$23.80	$18.20

Illustrative Discounted Cash Flow Analysis.

Leerink performed a discounted cash flow analysis on the Company using the three sets of the Company’s management projections, see Item 8 below under the heading “Certain Projections,” and the Wall St. Case of publicly available estimates. For each of the four cases, Leerink calculated indications of net present value of free cash flows for the Company for the years 2010 through 2014 using discount rates ranging from 10.8% to 14.8% and implied terminal values for the Company in the year 2014 based on multiples ranging from 10.0x to 14.0x estimated EBITDA, discounted to calculate implied indications of present values using discount rates ranging from 10.8% to 14.8%. Leerink estimated the Company’s weighted average cost of capital to be 12.8%, which was the basis for the range of discount rates used in this analysis. Focusing on discount rates ranging from 11.8% to 13.8% and terminal value multiples ranging from 11.0x to 13.0x estimated EBITDA, Leerink calculated illustrative value indications per share for the Company. The following table presents the results of this analysis:

Illustrative per Share
Value Indications

Company Base Case	$28.01 – $33.28
Company Upside Case	$35.28 – $42.55
Company Downside Case	$14.69 – $16.53
Wall St. Case	$20.17 – $23.01

General.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Leerink. The preparation of a fairness opinion is a complex process involving various determinations and subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore such an opinion and the analyses used in arriving at such an opinion are not readily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Leerink’s opinion. In arriving at its fairness determination, Leerink considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Leerink made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the contemplated transaction.

Leerink prepared these analyses for purposes of Leerink’s providing its opinion to the Company Board as to the fairness from a financial point of view of the consideration to be received in the Offer and Merger, taken together, by the holders (other than Parent and its affiliates) of Shares. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither the Company nor Leerink nor any other person assumes responsibility if future results are materially different from those forecast.

The consideration to be received by holders of Shares in the transaction was determined through arms’-length negotiations between the Company and its representatives, on the one hand, and Parent and its representatives, on the other hand. Leerink provided advice to the Company during these negotiations. Leerink did not, however, recommend any specific amount of consideration to the Company or the Company Board or suggest that any specific amount of consideration constituted the only appropriate consideration for the transaction.

The decision by the Company Board to approve the transaction and enter into the Merger Agreement was solely that of the Company Board. As described above, Leerink’s opinion to the Company Board was one of many factors taken into consideration by the Company Board in making its determination to approve the Merger Agreement and the transactions contemplated by the Merger Agreement.

Leerink is an investment banking firm focused exclusively on healthcare. Leerink is recognized as a leading investment bank for both emerging and established healthcare companies. Leerink, as part of its investment banking business, is continually engaged in the valuation of businesses and securities in connection with business combinations and acquisitions and for other purposes. Leerink was selected by the Company due to its substantial experience in the healthcare industry and with transactions similar to this transaction.

Leerink is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. In the ordinary course of its trading and brokerage activities, Leerink and its affiliates have in the past and may in the future hold positions, for its own account or the accounts of its customers, in the equity, debt and other securities of the Company, Parent or their respective affiliates.

Leerink acted as financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the transaction contemplated by the Merger Agreement. Leerink has not previously provided investment banking or financial advisory services to the Company or Parent; however, in the ordinary course of business, Leerink and its affiliates may, in the future, provide commercial and investment banking services to the Company, Parent or their respective affiliates. In connection with such services, Leerink and its affiliates may, in the future, receive customary compensation.

Leerink was retained by the Company as its financial advisor under a letter agreement dated May 27, 2010. Pursuant to the terms of this engagement letter, the Company has agreed to pay Leerink a transaction fee equal to the sum of 1.5% of the aggregate consideration (as defined in the engagement letter) in the transaction up to $200 million plus 1% of the aggregate consideration above $200 million. The transaction fee is conditioned upon, and will be payable upon, the successful closing of the Offer. A fee equal to 25% of that transaction fee (credited against the ultimate transaction fee payable upon closing) became payable upon Leerink’s delivery of its fairness opinion. In addition, the Company has agreed to reimburse Leerink for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its legal counsel, and to indemnify Leerink and related persons against various liabilities, including certain liabilities under the federal securities laws.

Intent to Tender.

To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person or entity pursuant to the Offer and, if necessary, to vote such Shares in favor of adoption of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or any non-transferable restricted shares. In addition, Bruce J. Barrett, the Company’s Chief Executive Officer and President, has entered into a Tender and Voting Agreement, pursuant to which he has agreed, in his or her capacity as a shareholder of the Company, to tender all of his Shares, as well as any additional Shares that he or she may acquire (pursuant to the exercise of Company stock options, the vesting of Company restricted shares or otherwise), to Sub in the Offer. See Item 3 above under the heading “Arrangements with Sub and Parent — Tender and Voting Agreement.”

Pursuant to the terms of the Merger Agreement, the Company granted Sub an irrevocable option, exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase newly issued Shares at a price per Share equal to the Offer Price. A summary of this irrevocable option is described in Item 8 below under the heading “Top-Up Option.”

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

The Company retained Leerink as its financial advisor in connection with, among other things, the Offer and the Merger. Pursuant to an engagement letter dated May 27, 2010, the Company will become obligated to pay Leerink a fee upon the closing of the Offer, which the Company currently estimates to be approximately $4,280,000, which includes the fee of $1,070,000 paid to Leerink upon the delivery of its written opinion, which is included as Annex II to this Schedule 14D-9. In addition, the Company has agreed to reimburse Leerink’s expenses (not to exceed $75,000, unless approved in writing by the Company) and to indemnify Leerink and certain related parties against certain liabilities arising out of their engagement.

Additional information pertaining to the retention of Leerink by the Company in Item 4 above under the heading “Background and Reasons for the Company Board’s Recommendation — Opinion of the Company’s Financial Advisor” is hereby incorporated by reference in this Item 5.

The Company had also retained Citigroup as its financial advisor pursuant to an agreement dated December 17, 2007 in connection with previous discussions with Covidien. While that engagement has terminated, pursuant to the engagement letter, the Company may be obligated to pay Citigroup a fee upon the closing of the Offer, which the Company currently estimates to be approximately $4,280,000. If Citigroup receives this fee, the Leerink fee will be reduced to $2,782,000. In addition, the Company has agreed to indemnify Citigroup and certain related parties against certain liabilities arising out of their engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company’s shareholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with the Company’s employee benefit plans, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company’s knowledge, any of the directors, executive officers, subsidiaries or affiliates of the Company, except that Bruce J. Barrett, the Company’s President and Chief Executive Officer, in his capacity as a shareholder of the Company, entered into a Tender and Voting Agreement, dated June 16, 2010, with Parent and Sub, as described under Item 3 above under the heading “Arrangements with Sub and Parent — Tender and Voting Agreement.”

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8.	Additional Information.

Appraisal Rights.

No appraisal rights are available in connection with the Offer.

Anti-takeover Statute.

Chapter 7A of the MBCA may affect attempts to acquire control of the Company. In general, under Chapter 7A, “business combinations” (defined to include, among other transactions, certain mergers, dispositions of assets or shares and recapitalizations) between covered Michigan business corporations or their subsidiaries and an “interested shareholder” (defined as the direct or indirect beneficial owner of at least 10 percent of the voting power of a covered corporation’s outstanding shares) can only be consummated if there is an advisory statement by the Company Board and the combination is approved by at least 90 percent of the votes of each class of the corporation’s shares entitled to vote and by at least two-thirds of such voting shares not held by the interested shareholder or affiliates, unless five years have elapsed after the person involved became an “interested shareholder” and unless certain price and other conditions are satisfied. The Company Board has the power to elect to be subject to Chapter 7A as to specifically identified or unidentified interested shareholders, but has not elected to be subject to Chapter 7A in connection with the Offer or Merger with Parent and Sub.

Regulatory Approvals.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the reviewing agency determines that an investigation is required and asks the filing person voluntarily to withdraw and refile to allow a second 15-day waiting period, or issues a formal request for additional information and documentary material. The purchase of Shares pursuant to the Offer is subject to such requirements. The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Sub pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the forgoing filings under the HSR Act that would be required for Parent’s or Sub’s acquisition or ownership of the Shares.

Vote Required to Approve the Merger.

The Company Board has approved the Offer, the Merger and the Merger Agreement in accordance with the MBCA. Under Sections 735 and 711 of the MBCA, if Sub acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Sub will be able to effect the Merger after consummation of the Offer without a vote by the Company’s shareholders. If Sub acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the MBCA to effect the Merger. In the event the minimum tender condition required to be met under the Merger Agreement has been satisfied, after the purchase of the Shares by Sub pursuant to the Offer, Sub will own a majority of the outstanding Shares and be able to effect the Merger without the affirmative vote of any other shareholder of the Company.

Top-Up Option.

Pursuant to the terms of the Merger Agreement, the Company granted the Sub an irrevocable option, exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase, at a price per Share equal to the Offer Price paid in the Offer, that number of newly issued Shares in an amount equal to the lowest number of Shares that, when added to the number of Shares that is then directly or indirectly owned by Parent or the Sub, constitutes one Share more than 90% of the Shares after the issuance of the new Shares sold to the Sub (determined on a fully diluted basis on the date of determination), provided that this option shall not be exercisable (i) for a number of Shares in excess of the Shares authorized and unissued at the time of the exercise of the option and (ii) unless, following the Acceptance Time or after a subsequent offering period, 80% or more of the Shares shall be directly or indirectly owned by Parent or Sub and after giving effect to the option, Parent, Sub and any wholly-owned subsidiary of Parent or Sub would own in the aggregate one share more than 90% of the number of outstanding Shares (after giving effect to the exercise of the Top-Up Option but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee). This option is exercisable once at any time following the Acceptance Time and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms provided, however, that so long as the Minimum Condition is satisfied upon the Acceptance Time, Parent and Sub may exercise the option, on a second occasion, on the same terms and conditions set forth in this section in the event the Shares that were subject to guarantees of delivery were not properly tendered in the Offer. The purchase price owed by the Sub to the Company for the newly issued Shares will be paid to the Company (i) in cash, by wire transfer or cashier’s check or (ii) by issuance by the Sub to the Company of a promissory note which shall bear interest at three percent per annum and shall mature on the first anniversary of the date of execution. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Section 14(f) Information Statement.

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by the Sub or Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the

Company Board, other than at a meeting of the Company’s shareholders as described in Item 3 above under the heading “Arrangements between the Company and Covidien — Representation on the Company Board” and in the Information Statement, and is incorporated by reference herein.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended November 30, 2009 (the “10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2010 (the “10-Q”).

Cautionary Note Regarding Forward-Looking Statements.

Certain statements either contained in or incorporated by reference into this Schedule 14D-9, other than purely historical information, including estimates, projections, statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” Forward-looking statements include statements regarding the intent, belief or current expectations of the Company or its management, including statements preceded by, followed by or including forward-looking terminology such as “may,” “will,” “should,” “believe,” “expect,” “anticipate,” “plan,” “intend,” “propose,” “estimate,” “continue,” “predict,” “project,” “projections” or similar expressions, with respect to various matters. Such forward-looking statements include the Company’s decision to enter into the Merger Agreement to be acquired by Covidien, the ability of the Company and Covidien to complete the transaction contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions set forth in the Merger Agreement, and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this Schedule 14D-9 are based on the Company’s current expectations, and those made at other times will be based on Company’s expectations when the statements are made. Some or all of the results anticipated by these forward-looking statements may not occur. Factors that could cause or contribute to such differences include, but are not limited to, the expected timetable for completing the proposed transaction, the risk and uncertainty in connection with a strategic alternative process, economic conditions in general and in the healthcare market, including the current global economic difficulties, the demand for and market acceptance of the Company’s products in existing market segments and in new market segments the Company plans to pursue, the Company’s current dependence on the INVOS Cerebral/Somatic Oximeter and disposable sensors, the Company’s dependence on distributors for a substantial portion of its sales, the Company’s dependence on single-source suppliers, potential competition, the effective management of the Company’s growth, the Company’s ability to attract and retain key personnel, the potential for products liability claims, government regulation of the Company’s business, future equity compensation expenses, the challenges associated with developing new products and obtaining and maintaining regulatory approvals if necessary, research and development activities, the Company’s ability to implement its business strategy, international economic, political and other risks that could negatively affect the Company’s results of operations or financial position, the fluctuation of the Company’s operating results from period to period, the Company’s assessment of its goodwill valuation, the impact of foreign currency fluctuations, tax law changes in Europe, Japan or in other foreign jurisdictions, the lengthy sales cycle for its products, sales employee turnover, changes in its actual or estimated future taxable income, changes in accounting rules, enforceability and the costs of enforcement of the Company’s patents, potential infringements of others’ patents and the other factors set forth from time to time in the Company’s Securities and Exchange Commission filings. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements in this Schedule 14D-9 are based on information available to the Company on the date of this Schedule 14D-9. Detailed discussions of these and other risks and uncertainties that could cause actual results and events to differ materially from the forward-looking statements contained in this Schedule 14D-9 are included from time to time in the Company’s SEC Reports, including the 10-K and the 10-Q. You should read this Schedule 14D-9 and the documents that the Company has filed as exhibits and incorporated by reference into this Schedule 14D-9 completely and with the understanding that the actual future results may be materially different from what the Company expects. The Company hereby qualifies all of the Company’s forward-looking statements by these cautionary statements. The Company does not undertake to update any forward-looking statements that may be made by the Company or on behalf of the Company in this Schedule 14D-9 or otherwise.

Item 9.	Exhibits.

Exhibit
Number	Description

(a)(1)	Offer to Purchase, dated June 25, 2010 (incorporated by reference to Exhibit(a)(1)(A) to the Schedule TO of United States Surgical Corporation and Covidien DE Corp. filed with the SEC on June 25, 2010).
(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit(a)(1)(B) to the Schedule TO of United States Surgical Corporation and Covidien DE Corp. filed with the SEC on June 25, 2010).
(a)(3)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (included as Annex I to this Schedule 14D-9).
(a)(4)	Opinion of Leerink Swann LLC, dated June 13, 2010 (included as Annex II to this Schedule 14D-9).
(a)(5)	Joint Press Release issued by the Company and Covidien plc, dated June 16, 2010 (incorporated by reference to the Company’s Form 8-K filed with the SEC on June 16, 2010).
(a)(6)	Letter to Shareholders of the Company, dated June 25, 2010, from Bruce J. Barrett, President and Chief Executive Officer of the Company (included as Annex III to this Schedule 14D-9).
(a)(7)	Summary Advertisement published in the Wall Street Journal on June 25, 2010 (incorporated by reference to Exhibit(a)(5)(B) to the Schedule TO of United States Surgical Corporation and Covidien DE Corp. filed with the SEC on June 25, 2010).
(a)(8)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit(a)(1)(C) to the Schedule TO of United States Surgical Corporation and Covidien DE Corp. filed with the SEC on June 25, 2010).
(a)(9)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(D) to the Schedule TO of United States Surgical Corporation and Covidien DE Corp. filed with the SEC on June 25, 2010).
(a)(10)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(E) to the Schedule TO of United States Surgical Corporation and Covidien DE Corp. filed with the SEC on June 25, 2010).
(e)(1)	Agreement and Plan of Merger, dated June 16, 2010, by and among United States Surgical Corporation, Covidien DE Corp. and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K filed with the SEC on June, 16 2010).
(e)(2)	Confidentiality and Standstill Agreement, dated as of March 16, 2010, by and between the Company and Tyco Healthcare Group LP d/b/a Covidien (incorporated by reference to Exhibit(d)(3) to the Schedule TO of United States Surgical Corporation and Covidien DE Corp. filed with the SEC on June 25, 2010).
(e)(3)	Form of Tender and Voting Agreement, dated as of June 16, 2010, by and between United States Surgical Corporation, Covidien DE Corp. and the Company’s Chief Executive Officer (incorporated by reference to Annex II to the Agreement and Plan of Merger filed as Exhibit(e)(1) to this Schedule 14D-9).
(e)(4)	Restated Articles of Incorporation of Somanetics Corporation, incorporated by reference to Exhibit 3(i) to the Company’s Quarterly Report on Form 10-Q for the quarter ended February 28, 1998.
(e)(5)	Amended and Restated Bylaws of Somanetics Corporation, incorporated by reference to Exhibit 3(ii) to the Company’s Current Report on Form 8-K dated June 15, 2010 and filed June 21, 2010.
(e)(6)	Guaranty, dated as of June 16, 2010, of Covidien International Finance S.A. (incorporated by reference to Exhibit(d)(4) to the Schedule TO of United States Surgical Corporation. and Covidien DE Corp. filed with the SEC on June 25, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Somanetics Corporation

By:	/s/ BRUCE J. BARRETT
Name:     Bruce J. Barrett

Title:	President and Chief Executive Officer

Dated: June 25, 2010

ANNEX I

SOMANETICS CORPORATION
2600 Troy Center Drive
Troy, MI 48084

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14(f)-1 THEREUNDER

This Information Statement (this “Information Statement”) is being mailed on or about June 25, 2010 to holders of record of common shares, par value $0.01 per share (the “Shares”), of Somanetics Corporation, a Michigan corporation (the “Company”), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the tender offer (the “Offer”) by Covidien DE Corp., a Delaware corporation (“Sub”) and a wholly owned subsidiary of United States Surgical Corporation, a Delaware corporation (“Parent”) and wholly owned indirect subsidiary of Covidien plc, to purchase all of the outstanding Shares. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we,” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible appointment of persons designated by Sub without a meeting of the Company’s shareholders to a majority of the seats on the Company’s Board of Directors (the “Company Board” or the “Board of Directors”). Such designation would be made pursuant to Section 6.10 of the Agreement and Plan of Merger, dated as of June 16, 2010, by and among Parent, Sub and the Company (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”).

Pursuant to the Merger Agreement, the Sub commenced a cash tender offer on June 25, 2010 to purchase all of the outstanding Shares, at a purchase price of $25.00 per Share, net to the seller thereof in cash, without interest thereon and less any required withholding taxes and upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 25, 2010 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively, constitute the “Offer”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:01 a.m. New York City time, on July 27, 2010, unless extended, at which time, if all conditions to the Offer have been satisfied or waived, the Sub will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal are being mailed to the Company’s shareholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by the Sub and Parent with the Securities and Exchange Commission on June 25, 2010.

Section 6.10 of the Merger Agreement provides that, promptly upon the payment by Sub for any Shares accepted by Sub for payment pursuant to the Offer at the Acceptance Time, which Shares represent at least a majority of the issued and outstanding Shares pursuant to the Offer, Parent will be entitled to designate such number of directors on the Company Board as will give Parent, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), representation on the Company Board equal to at least that number of directors, rounded up to the next whole number, which is the product of (i) the total number of directors on the Company Board (giving effect to the directors elected pursuant to this provision) multiplied by (ii) the percentage that (a) such number of Shares so accepted for payment and paid for by Sub plus the number of Shares otherwise owned by Parent, Sub or any other subsidiary of Parent bears to (b) the number of such Shares outstanding. In connection with the foregoing, the Company has agreed, subject to applicable law, to take all action requested by Parent necessary to effect any such election or appointment, including, at the option of Parent, either increasing the size of the Company Board or obtaining the resignations of such number of its current directors, or both. The Merger Agreement further provides that in the event that Parent’s designees are elected or appointed to the Company Board, until the Effective Time, the Company Board will have at least three directors who were directors on June 16, 2010 and who are “independent directors” for the purpose of the NASDAQ listing requirements (the “Continuing Directors”). The Company may designate, prior to the Acceptance Time, two alternate Continuing Directors that the Company Board shall appoint in the event of the death, disability or resignation of the Continuing

Directors, each of whom shall, following such appointment to the Company Board, shall be deemed to be a Continuing Director. If Parent’s designees to the Company Board constitute at least a majority thereof after the Acceptance Time and prior to the Effective Time, each of the following actions may be effected only if such action is approved by a majority of the Continuing Directors (or by the sole Continuing Director, if there be only one, or by the majority of the entire Company Board, if there be no Continuing Directors due to such persons’ deaths, disabilities or refusal to serve): (i) amendment or termination of the Merger Agreement by the Company, (ii) exercise or waiver of any of the Company’s rights, benefits or remedies under the Merger Agreement, if such action would materially and adversely affect holders of Shares other than Parent or Sub, (iii) amend the Charter or the Bylaws (each as defined in the Merger Agreement) or (iv) take any other action of the Company Board under or in connection with the Merger Agreement or the transactions contemplated thereby.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in connection with the possible appointment of Parent’s designees to the Company Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Parent, the Sub and Parent’s designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

PARENT DESIGNEES TO THE COMPANY BOARD

Information with respect to the Designees

As of the date of this Information Statement, Parent has not determined who will be its designees to the Company Board. However, the designees will be selected from the list of potential designees provided below (the “Potential Designees”). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. Sub has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

List of Potential Designees

The following sets forth information with respect to the Potential Designees (including, as of June 25, 2010, age, business address, current principal occupation or employment and five-year employment history). The business address of each Potential Designee is c/o Covidien, 15 Hampshire Street, Mansfield, MA 02048. References to “Covidien” below include Covidien plc, its predecessor Covidien Ltd., and the healthcare business of Tyco International for all periods prior to the separation of Covidien Ltd. from Tyco International.

Name	Age	Current Principal Occupation and Five-Year Employment History

Kevin G. DaSilva	46	Mr. DaSilva has been Vice President and Treasurer of Covidien since June 2007. Prior to that, he was Assistant Treasurer of Tyco International from July 2003 to June 2007. Prior to joining Tyco International, Mr. DaSilva was with Lucent Technologies Inc. where he was Financial Vice President and served as Chief Financial Officer of the Worldwide Services Division from 2002 to 2003 and Assistant Treasurer from 1997 to 2002. Mr. DaSilva is also a member of the board of directors and Vice President and Treasurer of Sub, and serves on the board of directors of Covidien International Finance S.A.
Eric C. Green	51	Mr. Green has been the Vice President and Chief Tax Officer of Covidien since June 2007. Prior to that, he was Vice President, Tax Planning and Analysis of Tyco International from October 2003 to June 2007. Prior to joining Tyco International, Mr. Green was with Accenture where he was Director, Entity Tax Matters Group from July 2001 to September 2003 and Director, Global Tax Strategy/Planning from February 1998 to July 2001. Mr. Green is a also Vice President and Assistant Treasurer of Sub, a Manager of Parent, and serves on the board of directors of Covidien International Finance S.A.
John W. Kapples	50	Mr. Kapples has been Vice President and Secretary of Tyco Healthcare Group LP d/b/a/Covidien since November 2006. Prior to that, Mr. Kapples was Vice President and Secretary of Raytheon Company from January 2000 to October 2006. Mr. Kapples is also a member of the board of directors and a Vice President and Secretary of Sub.
John H. Masterson	49	Mr. Masterson has been Senior Vice President and General Counsel of Covidien since December 2006. Prior to that, Mr. Masterson served as Vice President and General Counsel of Covidien since 1999. Mr. Masterson is also Vice President and Assistant Secretary of Sub.
Amy A. McBride-Wendell	49	Ms. McBride-Wendell has been Senior Vice President, Strategy and Business Development of Covidien since December 2006. Prior to that, Ms. McBride-Wendell served as Vice President, Business Development of Covidien since 1998.
Matthew J. Nicolella	41	Mr. Nicolella is Vice President and Chief Mergers & Acquisitions/Licensing Counsel of Tyco Healthcare Group LP d/b/a/ Covidien. Mr. Nicolella was Associate General Counsel for Tyco Healthcare Group LP from October 2003 through January 2007. Mr. Nicolella is also a member of the board of directors and a Vice President and Assistant Secretary of Sub.
Lawrence T. Weiss	40	Since December 2006, Mr. Weiss has been Vice President and Chief International Counsel of Tyco Healthcare Group LP d/b/a/ Covidien. From 2003 through 2006, Mr. Weiss was Associate General Counsel of Tyco Healthcare Group LP. Mr. Weiss is a Vice President and Assistant Secretary of Sub.

GENERAL INFORMATION CONCERNING THE COMPANY

The common shares is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the shareholders of the Company. Each Share entitles its record holder to one vote on all matters submitted to a vote of the Company’s shareholders. As of June 15, 2010, there were 11,953,384 Shares outstanding. As of the date of this Information Statement, Parent and its affiliates, including the Sub, are not the owners of record of any Shares.

CURRENT COMPANY BOARD AND MANAGEMENT

Directors and Executive Officers

The following table sets forth the directors and executive officers of the Company, their ages, and the positions held by each such person with the Company on June 25, 2010:

Name	Age	Position

Bruce J. Barrett	51	President and Chief Executive Officer and Director
John P. Jumper(1)(2)(3)	65	Director, Retired Chief of Staff, United States Air Force
Dr. James I. Ausman(1)(2)(3)	72	Director, Clinical Professor of Neurology at the University of California at Los Angeles, Chairman, Waymaster Corporation, President and Chief Executive Officer, Future Healthcare Strategies and Editor of Surgical Neurology International
Richard R. Sorensen(1)(2)(3)	54	Director, Treasurer, Chief Financial Officer and Director, U.S. Health Holdings Ltd. and its wholly-owned subsidiaries, U.S. Health and Life Insurance Company and Automated Benefit Services, Inc.
Daniel S. Follis(1)(2)(3)	72	Director, President of Verschuren & Follis, Inc. and President of Follis Corporation
Arik Anderson	43	Senior Vice President, R&D and Operations
William M. Iacona	39	Vice President and Chief Financial Officer
Domanic J. Spadafore	50	Senior Vice President, U.S. Sales and Marketing
Mary Ann Victor	52	Vice President, Chief Administrative Officer, General Counsel and Secretary

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating Committee.

Bruce J. Barrett.  Mr. Barrett has served as our President and Chief Executive Officer and as one of our directors since June 1994. Earlier in his career, Mr. Barrett served as the Director, Hospital Products Division, for Abbott Laboratories, Ltd., a health care equipment manufacturer and distributor, and as the Director, Sales and Marketing, for Abbott Critical Care Systems, a division of Abbott Laboratories, Inc., a health care equipment manufacturer and distributor. While at Abbott Critical Care Systems, Mr. Barrett managed Abbott’s invasive oximetry products for approximately four years. Prior to joining Abbott Laboratories, he served as the group product manager of hemodynamic monitoring products of Baxter Edwards Critical Care, an affiliate of Baxter International, Inc., another health care equipment manufacturer and distributor. Mr. Barrett received a B.S. degree in marketing from Indiana State University and an M.B.A. degree from Arizona State University.

John P. Jumper.  General Jumper retired from the United States Air Force in 2005 after a 39-year military career. In his last position as Chief of Staff he served as the senior military officer in the Air Force leading more than 700,000 military, civilian, Air National Guard and Air Force Reserve men and women. In that position he administered annual budgets in excess of $100 billion. As Chief of Staff, he was a member of the Joint Chiefs of Staff providing military advice to the Secretary of Defense, the National Security Council and the President. From 2000 to 2001 General Jumper served as Commander, Air Combat Command. During the 1999 war in Kosovo and Serbia he commanded U.S. Air Forces in Europe and Allied Air Forces Central Europe. In earlier assignments he served on the Joint Staff and as Senior Military Assistant to Secretary of Defense Dick Cheney and Secretary Les Aspin. He also commanded an F-16 fighter squadron and two fighter wings, accumulating more than 5,000 flying hours, including more than 1,400 combat hours in Vietnam and Iraq. He currently serves on the Board of Directors of the following publicly-traded companies: Goodrich Corporation, SAIC, Inc. and Jacobs Engineering Group Inc., and these are the only publicly-traded or companies or registered investment companies on whose boards he has served in the past five years, except for TechTeam Global, Inc., on whose board he served from June 2006 through

March 2009. He also currently serves on the non-profit Boards of the American Air Museum in Britain, the VMI Board of Visitors, the Marshall Foundation and the Air Force Village Charitable Foundation. He also serves as a director of several private companies and as an advisor and independent consultant to several companies. General Jumper holds a degree in electrical engineering from the Virginia Military Institute and an M.B.A. from Golden Gate University in San Francisco.

James I. Ausman, M.D., Ph.D.  Dr. Ausman has served as one of our directors since June 1994. He has been Clinical Professor of Neurosurgery at the University of California at Los Angeles since 2005. He and his wife, Carolyn, are the creators and executive producers of the PBS series “The Leading Gen: What will you do with the rest of your life?” Since January 2006 he has served as Chairman and Chief Executive Officer of Waymaster Corporation, a television production company that produces this series. In November 2007 he formed his own healthcare consulting company, Future Healthcare Strategies, and has served as its President and Chief Executive Officer since then. From August 2006 until December 2007 he served as a consultant for Sg2 LLC, a healthcare consulting firm. From July 2002 until December 2005, he served as a consultant for Navigant Consulting, Inc. (formerly The Tiber Group), a healthcare strategic planning and market research company. From 1994 until 2009, he was the editor of Surgical Neurology. In 2010 he became the Editor of Surgical Neurology International, an open-access Internet journal of neurosurgery and neuroscience. He was a Professor in, and the Chairman of, the Department of Neurosurgery at the University of Illinois at Chicago from 1991 until September 2001. From September 1978 until August 1991, he was Chairman of the Department of Neurosurgery at Henry Ford Hospital in Detroit. From December 1987 until July 1991, he served as Director of the Henry Ford Neurosurgical Institute, also at Henry Ford Hospital. In addition, he was Clinical Professor of Surgery, Section of Neurosurgery at the University of Michigan in Ann Arbor from 1980 until 1991. Dr. Ausman received a B.S. degree in chemistry and biology from Tufts University, a Doctorate of Medicine from Johns Hopkins University School of Medicine, a Masters of Arts in Physiology from the State University of New York at Buffalo, and a Ph.D. in Pharmacology from George Washington University. He has also received graduate training in neurosurgery at the University of Minnesota and has obtained board certification from the American Board of Neurological Surgery

Richard R. Sorensen.  Mr. Sorensen has served as one of our directors since June 2006. Since May 2007 he has served as Treasurer and Chief Financial Officer of U.S. Health Holdings Ltd and its wholly-owned subsidiaries U.S. Health and Life Insurance Company, a group health and life insurance company, and Automated Benefit Services, Inc., a third party administrator, and has served as a director of all three of these entities since October 2009. From May 2005 to May 2007, he served as a financial advisor with UBS Financial Services, Inc., a firm providing financial advisory and brokerage services. From September 1998 to May 2005, he served at Superior Consultant Holdings Corporation, a publicly-traded provider of information technology, consulting and outsourcing to hospitals and healthcare systems, most recently as its Chief Financial Officer from October 2000 to June 2005. Superior Consultant Holdings Corporation merged with Affiliated Computer Services, Inc. in January 2005. Previously he served as an audit partner with Plante & Moran LLP, a professional service firm, including an independent registered public accounting firm, providing tax, assurance and business consulting services in Michigan, Ohio and Illinois. Mr. Sorensen received a BBA degree in accounting from University of Michigan.

Daniel S. Follis.  Mr. Follis has served as one of our directors since April 1989. Since 1981, he has served as President of Verschuren & Follis, Inc., which advises and administers The Infinity Fund, a limited partnership that invests in emerging growth companies. Since 1995 he has also served as President of Follis Corporation, a sales and marketing company engaged in media sales, television production, serving as a manufacturer’s representative and investment management. Mr. Follis received a B.A. degree in business from Michigan State University.

Arik Anderson.  Arik A. Anderson has served as our Senior Vice President, R&D and Operations since January 2009. From October 2007 until January 2009, he served as our Senior Vice President, Research and Development. From July 2005 until joining Somanetics, Mr. Anderson served as Director of Product Development for Delphi Medical Systems, a provider of technology and products to the infusion, respiratory care, vital signs monitoring and power mobility medical device markets. He was in charge of a team of 45 engineers in the US, Mexico, and India who supported existing products and developed next generation products. From April 2004 until July 2005, Mr. Anderson was the President and Chief Executive Officer of Tasso Solutions, a product development and manufacturing consulting firm specializing in helping companies outsource design and manufacturing work. From December 2002 until April 2004, Mr. Anderson was the Vice President of Engineering Services for TriVirix

International, a design and manufacturing services company focused specifically on the medical device industry, serving customers such as Johnson & Johnson and Medtronic. In this capacity, Mr. Anderson was in charge of 50 engineers for TriVirix in the U.S. and Europe. Mr. Anderson received a Bachelor of Science degree in Electrical and Computer Engineering from the University of Wisconsin — Madison.

William M. Iacona.  Mr. William M. Iacona has served as our Vice President and Chief Financial Officer since January 2006, as our Vice President, Finance since December 2000, as our Treasurer since February 2000 and as our Controller since April 1997. Before joining us, he was in the Finance Department of Ameritech Advertising Services, a telephone directory company and a division of Ameritech Corporation (now SBC Communications), and was on the audit staff of Deloitte & Touche LLP, independent auditors. He is a certified public accountant and received a B.S. degree in accounting from the University of Detroit.

Dominic J. Spadafore.  Dominic Spadafore has served as our Senior Vice President, U.S. Sales and Marketing, since December 2007. From August 2002 until December 2007, he served as our Vice President, Sales and Marketing. Mr. Spadafore previously served, from July 2000 until July 2002, as National Sales and Clinical Director of the Cardiac Assist Division of Datascope Corporation, a medical device company that manufactures and markets healthcare products including medical devices used in high-risk cardiac patients. In this position, Mr. Spadafore supervised approximately 50 sales and clinical personnel and approximately $80 million in domestic revenues. From July 1997 until July 2000, he served as Western Area Manager of the Patient Monitoring Division of Datascope Corporation, and prior to that he held field sales representative and regional manager positions with progressive responsibilities with Datascope Corporation. Earlier in his career Mr. Spadafore was a sales representative with the Upjohn Company, a pharmaceutical manufacturer, and a sales representative with White and White Incorporated, a medical supply distributor. He received a B.A. degree in pre-medicine from Oakland University.

Mary Ann Victor.  Ms. Mary Ann Victor has served as our Vice President and Chief Administrative Officer and Secretary since January 2006, as our Vice President, Communications and Administration and Secretary since January 1998 and prior to that was our Director, Communications and Administration. Her prior experience includes various investor relations and public relations positions with publicly-held companies. She also is an attorney and practiced with the law firm Varnum Riddering Schmidt & Howlett. Ms. Victor received a B.S. in political science from the University of Michigan and a J.D. from the University of Detroit.

There are no material proceedings in which any director or officer of the Company is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

There are no family relationships among the directors and executive officers of the Company.

Board Leadership Structure and Role in Risk Oversight

We do not have a Chairperson of the Board or a lead independent director. In the absence of a Chairperson of the Board, the President (our Chief Executive Officer) presides at all Board of Directors’ and shareholders’ meetings. We believe this is appropriate for our company at this time because (1) of our size, (2) of the size of our Company Board, (3) our Chief Executive Officer is responsible for our day-to-day operation and implementing our strategy, and (4) discussion of developments in our business and financial condition and results are important parts of the discussion at Company Board meetings and it makes sense for the Chief Executive Officer to chair those discussions. However, all four of our other directors are independent directors, and they meet in executive session (i.e., without management present) at least twice a year with no agenda set by management.

Our Board of Directors oversees our risk management. This oversight is administered primarily though the following:

•	the Company Board’s review and approval of our annual business plan (prepared and presented to the Company Board by the Chief Executive Officer and other management), including the projected opportunities and challenges facing our business each year;

•	at least quarterly review of our business developments, business plan implementation and financial results;

•	our Audit Committee’s oversight of our internal controls over financial reporting and its discussions with management and the independent accountants regarding the quality and adequacy of our internal controls and financial reporting (and related reports to the full Company Board); and

•	our Compensation Committee’s reviews and recommendations to the Company Board regarding our executive officer compensation and its relationship to our business plans.

These discussions are generally led by our Chief Executive Officer, who presides at the Company Board meetings.

Corporate Governance Guidelines and Independence

Independence.

Our Board of Directors has determined that Dr. Ausman, General Jumper and Messrs. Follis and Sorensen are independent, under the listing standards of The NASDAQ Stock Market LLC Marketplace Rules, as those standards have been modified or supplemented.

Company Board Meetings and Annual Meeting Attendance Policy.

During the fiscal year ended November 30, 2009, our Board of Directors held six meetings and acted by written consent three times.

We encourage all of our directors to attend the annual meeting of shareholders, if possible and if they will continue as directors after the meeting. All five of our then current directors who were continuing as directors attended the 2009 annual meeting of shareholders.

On April 23, 2009, Robert R. Henry’s term as a director on the Company Board expired. He had served on the Company Board since December of 1998 and was a member of the Compensation Committee, the Audit Committee and the Nominating Committee.

Audit Committee.

Our Board of Directors has established a separately-designated, standing Audit Committee that consists of four directors and is established for the purpose of overseeing our accounting and financial reporting processes and audits of our financial statements. Mr. Sorensen (Chairman), Dr. Ausman, Mr. Follis and General Jumper are the current members of this committee. The Audit Committee:

•	is directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us, including responsibility for the resolution of disagreements between management and the auditor regarding financial reporting; each such registered public accounting firm must report directly to the Audit Committee;

•	ensures that before the independent accountant is engaged by us to render audit or non-audit services, the engagement is approved by the Audit Committee or the engagement to render the service is entered into pursuant to pre-approval policies and procedures established by the Audit Committee; this pre-approval authority may be delegated to one or more members of the Audit Committee;

•	takes, or recommends that the full Company Board takes, appropriate action to oversee the independence of our independent accountants;

•	oversees our independent accountants’ relationship by discussing with our independent accountants the nature, scope and rigor of the audit process, receiving and reviewing audit and other reports from the independent accountants and providing our independent accountants with full access to the committee and the Company Board to report on any and all appropriate matters;

•	reviews and discusses the audited financial statements and the matters required to be discussed by SAS 61 with management and the independent accountants, including discussions concerning the independent accountant’s judgments about the quality of our accounting principles, applications and practices as applied in our financial reporting;

•	recommends to the Company Board whether the audited financial statements should be included in our Annual Report on Form 10-K;

•	reviews with management and the independent accountants the quarterly financial information before we file our Form 10-Qs; this review is performed by the committee or its chairperson;

•	discusses with management and the independent accountants the quality and adequacy of our internal controls;

•	establishes procedures for (1) the receipt, retention, and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters, and (2) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	reviews related party transactions required to be disclosed in our proxy statement for potential conflict of interest situations and approves all such transactions;

•	discusses with management the status of pending litigation as it pertains to the financial statements and disclosure and other areas of oversight as the committee deems appropriate; and

•	reports committee activities to the full Company Board.

During the fiscal year ended November 30, 2009, our Audit Committee held six meetings and acted by written consent once.

Our Board of Directors has adopted a written charter for the Audit Committee, a current copy of which is available to shareholders on our website, at http://www.somanetics.com.

Audit Committee Financial Expert.

Our Board of Directors has determined that Mr. Sorensen is an Audit Committee financial expert, as defined by the Securities and Exchange Commission, serving on our Audit Committee. Mr. Sorensen is independent as independence for audit committee members is defined in the listing standards of The NASDAQ Stock Market LLC Marketplace Rules. Mr. Sorensen’s experience that qualifies him as our Audit Committee financial expert includes his current position as Treasurer and Chief Financial Officer of US Health and Life Insurance Company and his former position as Chief Financial Officer of Superior Consultant Holdings Corporation, a publicly-traded company, and his service as an audit partner with Plante & Moran LLP. See his biographical information above in “Current Company Board and Management — Directors and Executive Officers — Richard R. Sorensen.”

Compensation Committee.

Our Board of Directors has a standing Compensation Committee which consists of four directors. Mr. Follis (Chairman), Dr. Ausman, General Jumper and Mr. Sorensen are the current members of this Committee. The Compensation Committee makes recommendations to the Board of Directors with respect to compensation arrangements and plans for executive officers and directors of the Company and administers the Company’s 1991 Incentive Stock Option Plan, 1997 Stock Option Plan, and 2005 Stock Incentive Plan. During the fiscal year ended November 30, 2009, the Compensation Committee held six meetings and took action by written consent twice.

Our Board of Directors has adopted a written charter for the Compensation Committee, a current copy of which is available to shareholders on our website, at http://www.somanetics.com.

The Committee generally meets at regularly scheduled quarterly and annual meetings of the Board of Directors, with additional meetings held as often as its members deem necessary. The Committee generally considers executive salaries at the regularly scheduled meeting of the Company Board after the end of the third quarter, generally effective August 1, but sometimes effective at later times depending on the date of the most recent change, and at the time of a promotion or change in duties. The Committee generally considers an annual bonus plan near the beginning of the year, in connection with, or after, review and approval of our business plan for the year, with payouts usually reviewed and determined at the regular meeting held after the end of the first three quarters and at a mid-December meeting after the end of the fourth quarter. The Committee generally considers equity awards at varying times depending on various factors, such as the date of the last award and Committee deliberations about proposed awards or other compensation. In fiscal 2008, the Committee granted awards in March 2008, and in fiscal 2009, the Committee deferred recommendation of executive officer equity awards, except for awards to Mr. Anderson in April 2009.

The Committee may delegate any of its responsibilities to subcommittees as the Committee deems appropriate, provided that subcommittees are composed entirely of independent directors. The Committee has the authority to retain a compensation consultant to assist in the evaluation of compensation, and has the sole authority to retain and terminate such firm and to approve its fees and other retention terms. The Committee also has authority to retain other advisors. We must provide appropriate funding for payment of compensation to any consulting firm or other advisors employed by the Committee.

The Committee did not delegate any of its responsibilities to a subcommittee in fiscal 2009, and none of the Committee, management or any other person retained a compensation consultant in fiscal 2009. Proposals regarding compensation of executive officers and directors (including recommending salaries, bonus formulas and plans, performance measures, compensation and award levels, and payout amounts) are generally made by management, primarily our Chief Executive Officer. The Committee has discretion to accept, reject or modify these recommendations. Our Secretary generally prepares materials and agendas for Committee meetings, attends the meetings and keeps the minutes of the meetings. Our Chief Executive Officer generally attends Committee meetings, but is not present during voting or deliberations regarding his compensation.

In evaluating these proposals, the Compensation Committee relies primarily on its members’ reviews of summaries of past and current salaries and bonuses of, and equity awards to, our executive officers, values of outstanding equity awards held by our executive officers, and previous bonus plans and employment and severance agreements, its members’ reviews of the information contained in our proxy statement, and its members’ subjective review of the reasonableness and fairness of proposed compensation in light of our size and results of operations and the objectives of such compensation.

Compensation Committee Interlocks and Insider Participation.

During the fiscal year ended November 30, 2009, Dr. Ausman, Mr. Follis (Chairman), Robert R. Henry (until his resignation as a director effective April 23, 2009), General Jumper and Mr. Sorensen served as the members of our Compensation Committee. None of the members of our Compensation Committee was, during the fiscal year ended November 30, 2009, one of our officers or employees, or one of our former officers. None of the committee members had any relationship requiring disclosure by us pursuant to Securities and Exchange Commission rules regarding disclosure of related-party transactions.

Nominating Committee.

Our Board of Directors has a standing Nominating Committee which consists of four directors. General Jumper (Chairman), Dr. Ausman, Mr. Follis and Mr. Sorensen are the current members of this committee. The Nominating Committee identifies individuals to become Company Board members and selects, or recommends for the Company Board’s selection, director nominees to be presented for shareholder approval at the annual meeting of shareholders or to fill any vacancies. During the fiscal year ended November 30, 2009, the Nominating Committee held four meetings and acted by written consent once.

Our Board of Directors has adopted a written charter for the Nominating Committee, a current copy of which is available to shareholders on our website, at http://www.somanetics.com.

The Nominating Committee’s policy is to consider any director candidates recommended by shareholders. Such recommendations must be made pursuant to timely notice in writing to our Secretary, at Somanetics Corporation, 2600 Troy Center Drive, Troy, Michigan 48084-4771. To be timely, the notice must be received at our offices at least 120 days before the anniversary of the mailing of our proxy statement relating to the previous annual meeting of shareholders. The notice must set forth:

•	with respect to the director candidate,

•	the candidate’s name, age, business address and residence address,

•	the candidate’s principal occupation or employment,

•	the number of our common shares beneficially owned by the candidate,

•	information with respect to the candidate’s independence, as defined under NASDAQ’s listing standards for independent directors in general and with respect to Audit Committee members,

•	information with respect to other boards on which the candidate serves,

•	information with respect to direct or indirect transactions, relationships, arrangements and understandings between the candidate and us and between the candidate and the shareholder giving the notice, and

•	any other information relating to the candidate that we would be required to disclose in our proxy statement if we were to solicit proxies for the election of the candidate as one of our directors or that is otherwise required under Securities and Exchange Commission rules, including the candidate’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected, and

•	with respect to the shareholder giving the notice,

•	the name and address of the shareholder as they appear on our stock transfer records, and

•	the number of our common shares beneficially owned by the shareholder (and the period they have been held).

The Nominating Committee has not established specific, minimum qualifications for recommended nominees or specific qualities or skills for one or more of our directors to possess. The Nominating Committee uses a subjective process for identifying and evaluating nominees for director, based on the information available to, and the subjective judgments of, the members of the Nominating Committee and our then current needs for the Company Board as a whole, although the committee does not believe there would be any difference in the manner in which it evaluates nominees based on whether the nominee is recommended by a shareholder. Historically, nominees have been existing directors or business or other associates of our directors or officers. The Nominating Committee considers the needs for the Company Board as a whole when identifying and evaluating nominees and, among other things, considers diversity in background, age, experience, qualifications, attributes and skills in identifying nominees, although it does not have a formal policy regarding the consideration of diversity. In fiscal 2009, the Nominating Committee did not recommend any new directors for election to the Company Board. See “Qualifications of Directors and Nominees” for a description of the diversity of our current directors.

Shareholder Communications with the Company Board

Our Board of Directors has a process for shareholders to send communications to the Board of Directors, its Nominating Committee or its Audit Committee, including complaints regarding accounting, internal accounting controls, or auditing matters. Communications can be sent to the Board of Directors, its Nominating Committee or its Audit Committee or specific directors either by regular mail to the attention of the Board of Directors, its Nominating Committee, its Audit Committee or specific directors, at our principal executive offices at 2600 Troy Center Drive, Troy, Michigan 48084-4771, or by e-mail to directors01@somanetics.com. All of these communications will be reviewed by our Secretary (1) to filter out communications that our Secretary deems are not appropriate for our directors, such as spam and communications offering to buy or sell products or services, and (2) to sort and relay the remainder (unedited) to the appropriate directors.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all of our employees, officers and directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our Code contains written standards that we believe are reasonably designed to deter wrongdoing and to promote:

•	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	Full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications we make;

•	Compliance with applicable governmental laws, rules and regulations;

•	The prompt internal reporting of violations of the code to an appropriate person or persons named in the code; and

•	Accountability for adherence to the code.

Our Code is attached to our Annual Report on Form 10-K for the fiscal year ended November 30, 2009 as Exhibit 14.1. We have also posted it on our website at http://www.somanetics.com. Information contained on our website is not incorporated by reference in, or considered to be a part of, this Information Statement. We may post amendments to or waivers of the provisions of the Code, if any, made with respect to any directors or employees on our website.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Indemnification Arrangements

The MBCA permits Michigan corporations to eliminate or limit a director’s liability to the corporation or its shareholders for money damages for any action taken or any failure to take any action as a director. Our Charter and Bylaws and an employment agreement with the Company’s Chief Executive Officer also provide for indemnification of present and former directors and executive officers.

Our Charter currently eliminates director liability to the maximum extent permitted by Michigan law. Section 209 of the MBCA allows the articles of incorporation of a Michigan corporation to contain a provision eliminating or limiting a director’s liability to the corporation or its shareholders for money damages for any action taken or any failure to take any action as a director, except liability for any of the following (i) the amount of a financial benefit received by a director to which he or she is not entitled, (ii) intentional infliction of harm on the corporation or the shareholders, (iii) a violation of Section 551 of the MBCA (concerning dividends, distributions and loans that are contrary to law or the articles of incorporation), and (iv) an intentional criminal act. As a result of the inclusion of such a provision, our shareholders may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to shareholders in any particular case, shareholders may not have any effective remedy against the challenged conduct. These provisions, however, do not affect liability under the Securities Act of 1933, as amended (the “Securities Act”).

Sections 561 to 571 of the MBCA authorize a corporation under specified circumstances to indemnify its directors and officers against judgments, expenses, fines and amounts paid by the director or officer in settlement of claims brought against them by third persons or by or in the right of the corporation if these directors and officers acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation or its shareholders, including reimbursement for expenses incurred. The provisions of our Bylaws relating to indemnification of directors and executive officers generally provide that present and former directors and executive officers will be, and other persons may be, indemnified to the fullest extent permissible under Michigan law in connection with any actual or threatened civil, criminal, administrative or investigative action, suit or proceeding arising out of their past or future service to us or a subsidiary, or to another organization at our request or at the request of one of our subsidiaries. The provision also provides for advancing litigation expenses at the request of a director or executive officer. These obligations are broad enough to permit indemnification with respect to liabilities arising under the Securities Act or the Michigan Uniform Securities Act. Mr. Barrett’s employment agreement also provides for indemnification.

In addition, we have obtained directors’ and officers’ liability insurance. The policy provides for $10,000,000 in coverage including prior acts dating to our inception and liabilities under the Securities Act.

Review, Approval or Ratification of Transactions with Related Persons

Our Board of Directors has adopted a written Related Party Transactions Policy. We have posted it on our website at http://www.somanetics.com. In general, it is our policy to avoid related-party transactions. If a “Related Party Transaction” is offered that appears to be in our best interests, then the policy provides a process to review and approve the transaction. Under this policy, a Related Party Transaction will be consummated or will continue only if:

•	our Audit Committee approves or ratifies the transaction and the transaction is on terms comparable to, or more beneficial to us than, those that could be obtained in arm’s length dealings with an unrelated third party; or

•	the transaction is approved by disinterested members of our Board of Directors; or

•	the transaction involves compensation approved by our Compensation Committee.

For purposes of this policy, “Related Party” has the same meaning as “related person” under Item 404 of Regulation S-K promulgated by the Securities and Exchange Commission, and includes:

•	any of our directors or executive officers,

•	any person who is known to us to be the beneficial owner of more than five percent of any class of our voting securities, and

•	any immediate family member of one of our directors or executive officers or person known to us to be a more than five percent shareholder.

For purposes of this policy, a “Related Party Transaction” is a transaction in which we are a participant and in which any “Related Party” had or will have a direct or indirect material interest (including any transactions requiring disclosure under Item 404 of Regulation S-K), other than:

•	transactions available to all salaried employees generally, and

•	transactions involving less than $5,000 when aggregated with all similar transactions.

Management will present to the Audit Committee for approval by the next regularly scheduled Audit Committee meeting, any Related Party Transactions proposed to be entered into by us, including the proposed aggregate value of such transactions, if applicable. Related Party Transactions may also preliminarily be entered into by management subject to ratification by the Audit Committee. The Audit Committee will review and approve or disapprove such transactions, and at each subsequent regularly-scheduled Audit Committee meeting, management will update the Audit Committee as to any material change to the approved transactions. If such transactions are not ratified, management must make all reasonable efforts to cancel or annul the transaction.

The policy also covers opportunities that are presented to an executive officer or director that may be available to us, either directly or by referral. Before the executive officer or director may consummate such an opportunity, it must be presented to the Board of Directors for consideration.

The policy also requires that all Related Party Transactions be disclosed in our filings with the Securities and Exchange Commission to the extent required by the Securities and Exchange Commission’s rules, and that they be disclosed to the Audit Committee and, if material, to the full Board of Directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of June 16, 2010, the number and percentage of the outstanding Shares which, according to the information supplied to us, are beneficially owned by:

•	each person who, to our knowledge, is the beneficial owner of more than 5% of the outstanding Shares;

•	each person who is currently a director of the Company;

•	each of our named executive officers; and

•	all of our current directors and executive officers as a group.

Except to the extent indicated in the footnotes to the following table, the person or entity listed has sole voting and dispositive power with respect to the shares that are deemed beneficially owned by such person or entity, subject to community property laws, where applicable.

			Stock Options
			Exercisable	Restricted Shares		Percentage of
			within 60 days	within 60 Days	Total	Shares
	Somanetics		of June 16,	of June 16,	Beneficial	Beneficially
Name and Address	Shares		2010(1)	2010(2)	Ownership	Owned(3)

5% Holders:
Michael R. Murphy and Daniel J. Donoghue	762,355	(1)	—	—	762,355	6.4
Discovery Group I, LLC Discovery Equity Partners, L.P. 191 North Wacker Drive, Suite 1685 Chicago, Illinois 60606
BlackRock, Inc.	748,692	(3)	—	—	748,692	6.3
40 East 52nd Street New York, New York 10022
Bruce J. Barrett	124,691	(4)	525,119	62,800	712,610	5.7
2600 Troy Center Drive Troy, Michigan 48084-4771
Directors:
John J. Jumper	0		12,000	0	12,000	*
Dr. James J. Ausman	28,291	(5)	42,500	0	70,791	*
Richard R. Sorensen	0		20,000	0	20,000	*
Daniel S. Follis	8,270	(6)	30,000	0	38,270	*
Other Named Executive Officers:
Arik A. Anderson	1,800		10,800	20,600	33,200	*
William M. Iacona	14,000	(7)	133,125	24,750	171,875	1.4%
Domanic J. Spadafore	12,500	(8)	124,280	26,400	163,180	1.4%
Mary Ann Victor	19,100	(9)	118,861	26,400	164,361	1.4%
All current executive officers and directors as a group (9 persons):	208,652		1,016,685	160,950	1,386,287	10.7%

*	Represents less than 1%.

(1)	Based on 11,953,384 common shares outstanding as of June 15, 2010.

(2)	The information with respect to Michael R. Murphy, Daniel J. Donoghue, Discovery Group I, LLC (“Discovery Group”) and Discovery Equity Partners, L.P. (“Discovery Equity”) is based solely on a Schedule 13D, dated December 28, 2009, as amended by Amendment No. 1, dated January 7, 2010, and Amendment No. 2, dated February 8, 2010. Discovery Group and Discovery Equity are primarily engaged in the business of investing in securities and Mr. Murphy and Mr. Donoghue are the sole managing members of Discovery Group. Each of Discovery Group, Mr. Murphy and Mr. Donoghue has shared voting and dispositive power over 762,355 common shares. The Schedule 13D states that the shares are held in two private investment partnerships over which Discovery Group exercises discretionary investment management authority, including Discovery Equity, which shares voting and dispositive power over 648,037 shares, and Discovery Group is the sole general partner of Discovery Equity.

(3)	The information with respect to BlackRock, Inc. is based solely on a Schedule 13G, dated January 20, 2010. BlackRock, Inc. is a parent holding company. The Schedule 13G states that on December 1, 2009, BlackRock, Inc. completed its acquisition of Barclays Global Investors, NA and certain of its affiliates. BlackRock, Inc. has sole voting and investment power over the common shares shown in the table above as beneficially owned by it. The Schedule 13G states that the subsidiaries of BlackRock Inc. that acquired these common shares are BlackRock Institutional Trust Company, N.A., BlackRock Fund Advisors, and BlackRock Investment Management, LLC.

(4)	Includes 17,000 common shares owned jointly with his wife.

(5)	Includes 19,761 common shares owned jointly with his wife, and 6,530 shares held in an individual retirement account over which Dr. Ausman exercises sole voting and investment control.

(6)	The common shares shown above as beneficially owned by Mr. Follis include 8,270 common shares owned by The Infinity Fund, a limited partnership in which Mr. Follis is a 28.33 percent limited partner and a 50 percent general partner and which is administered by Verschuren & Follis, Inc., a corporation in which Mr. Follis is a 50 percent shareholder, a director and the President.

(7)	Includes 12,200 common shares that Mr. Iacona owns jointly with his wife.

(8)	Includes 3,500 common shares that Mr. Spadafore owns jointly with his wife.

(9)	Includes 5,100 common shares held by Ms. Victor’s husband.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our officers and directors, and persons who own more than ten percent of a registered class of our equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten-percent shareholders are required by Securities and Exchange Commission regulation to furnish us with copies of all Section 16(a) reports they file. Based solely on review of the copies of such reports furnished to us during or with respect to fiscal 2009, or written representations that no Forms 5 were required, we believe that during the fiscal year ended November 30, 2009, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten-percent beneficial owners were complied with, except for a delinquent filing on Form 4 for Dr. Ausman filed on June 22, 2010 for a transaction that occurred on March 5, 2010 for 2,000 Shares.

DIRECTORS’ COMPENSATION AND BENEFITS

The following table sets forth information concerning the compensation of our directors for the fiscal year ended November 30, 2009:

DIRECTOR COMPENSATION — YEAR ENDED NOVEMBER 30, 2009

	Fees
	Earned
	or Paid	Option
	in Cash	Awards	Total
Name(1)	($)	($)(2)	($)

James I. Ausman, M.D., Ph.D.	28,500	78,100	106,600
Daniel S. Follis	28,500	78,100	106,600
Robert R. Henry(3)	7,500	0	7,500
John P. Jumper	28,500	78,100	106,600
Richard R. Sorensen	28,500	78,100	106,600

(1)	Bruce J. Barrett is not included in the table because he is also a named executive officer in the Summary Compensation Table below. He receives no additional compensation for his service as one of our directors.

(2)	Represents the grant date fair value of options to purchase 10,000 shares granted to each of the outside directors in fiscal 2009. For a discussion of the assumptions made in the valuation of the Option Awards, see Note 7 of the Notes to Financial Statements, included in our annual report to shareholders for the fiscal year ended November 30, 2009.

(3)	Mr. Henry’s term as a director expired April 23, 2009 at the 2009 annual meeting of shareholders.

As of June 25, 2010, the following directors have the following number of option awards outstanding: Dr. Ausman — 62,500, Mr. Follis — 50,000, General Jumper — 30,000, and Mr. Sorensen — 40,000. During fiscal 2009, the following directors realized the following amounts upon exercise of options to purchase the following numbers of shares: Dr. Ausman — $23,350 from exercising options to purchase 2,000 shares.

The Company’s directors who are not the Company’s officers or employees are referred to as Outside Directors. Each Outside Director receives a fee of $3,000 a month and reimbursement of reasonable expenses of attending Company Board and Company Board committee meetings. In addition, the Company Board may grant options to Outside Directors on a case by case basis.

On April 23, 2009, the Company granted a total of 40,000 non-qualified stock options to the Company’s four Outside Directors under the 2005 Stock Incentive Plan. The options are 10-year options, exercisable at $14.77 a share, the closing sales price of the common shares on April 23, 2009. The options vest in one-fifth cumulative annual installments beginning April 23, 2010 and continue to be exercisable after termination of the director’s service unless the director is terminated for cause. No option grants have been made to Outside Directors in 2010.

EXECUTIVE COMPENSATION
COMPENSATION DISCUSSION AND ANALYSIS

The Named Executive Officers for 2010

Our Named Executive Officers, or NEOs, for 2010 are:

•	Bruce J. Barrett, President and Chief Executive Officer;

•	Arik A. Anderson, Senior Vice President, R&D Operations;

•	William M. Iacona, Vice President, Chief Financial Officer, Treasurer and Controller;

•	Dominic J. Spadafore, Senior Vice President, U.S. Sales and Marketing; and

•	Mary Ann Victor, Vice President, Chief Administrative Officer, General Counsel and Secretary.

Executive Compensation Philosophy and Objectives

Objectives.

Our objectives for executive compensation are to provide compensation that attracts and retains qualified executives and motivates them to achieve our annual goals without taking excessive risks and to increase shareholder value. The Compensation Committee uses salaries, annual bonuses, options, restricted stock, a 401(k) plan, employment and change in control agreements and minimal miscellaneous personal benefits to achieve these goals. We do not have non-qualified deferred compensation plans or retirement or pension plans, other than our 401(k) Plan. Our Compensation Committee reviews these goals each year and has approved this philosophy.

In fiscal 2009, for executives, the Company Board, based on the Committee’s recommendations, (1) increased executive salaries by 3%, except for one executive whose salary also increased when he was promoted earlier in the year, (2) adopted an annual bonus plan, (3) paid a discretionary bonus to one executive officer for performance and achievements not covered by the bonus plan, primarily planning and directing the Company’s move to its new facility effective in December 2009 and establishing and managing our new international subsidiary and its four branches in Europe, and (4) granted stock options and restricted stock to one executive officer to make grants to non-CEO executive officers over the past three years equal. In fiscal 2010, the Company Board, based on the Committee’s recommendations, granted restricted stock to all five of our executive officers. As described below, we adopted a bonus plan for fiscal 2009 that is tied directly to achieving net revenues and operating income targets (described below under “Bonuses”).

Salary and annual bonus are cash-based, while long-term incentives consist of option and restricted stock awards. We do not have a specific goal for allocating between cash and equity-based compensation or between annual and long-term compensation. We strive to balance incentives to achieve our annual financial goals and incentives to increase shareholder value. Our policy is that target bonuses based on achieving our annual goals should be a large part of an executive’s total compensation. Target bonuses were 55 percent to 65 percent of the executives’ salaries in fiscal 2009 and are the same for fiscal 2010. As a result, changes in an executive’s salary change the amounts of bonuses. Severance pay also varies with salary.

Options and restricted stock are designed to retain executives and to motivate them to increase shareholder value. We believe they should be a large part of an executive’s total compensation. Option and restricted stock awards are generally determined based on the executive’s position, although we do not use objective formulas to determine the amounts of our option and restricted stock awards. Awards in fiscal 2008 were the same in terms of numbers of shares and allocation between options and restricted stock as the awards in fiscal 2006. The only award to an executive officer in fiscal 2009 was to Arik Anderson, who first became an executive officer in fiscal 2009. That award was for the same number of shares and allocation between options and restricted stock as the awards to other non-CEO executive officers in fiscal 2008 and caused his total awards since fiscal 2006 to equal those of other non-CEO executive officers. In fiscal 2010 we granted restricted stock to all five of our executive officers in amounts that were generally higher than the 2008 grants, because no options were granted, and that varied based on the officer’s position, salary and performance and based on a pro-rated grant to Mr. Anderson because of his more recent grant.

See “Corporate Governance — Compensation Committee” for a discussion of the members of the Compensation Committee, their independence, the Compensation Committee Charter, the Compensation Committee’s meetings and procedures, and the role of executive officers in determining executive compensation.

Benchmarking.

When we make compensation decisions, we sometimes look at the compensation paid to similar executives at companies that we consider to be our peers, either because they are in a similar business or because they have a similar market capitalization. This is often referred to as “benchmarking.” We believe that a benchmark should be a point of reference. The purpose of this information is not to determine the amount of our executives’ compensation, but to help us evaluate whether proposed compensation is reasonable, fair or at levels needed to attract or retain our executives. We do not target our compensation to be at a particular level compared to compensation at other companies. We do not review benchmarking information every year and did not review benchmarking information in fiscal 2009.

The Committee has discretion in determining the nature and extent of the use of this information. There are limitations related to this information, including that it may omit information about other forms of compensation, severance pay, prior equity ownership or grants or wealth accumulation and that there may be differences in the size and businesses of the companies included and in the experience, time in the position, responsibilities and performance of the executives included. As a result, the Committee may elect not to use the information at all or may elect to make subjective judgments about, and adjustments to, the information in connection with its decisions.

The Committee considers salaries, bonuses and equity incentive awards to be reasonable if they are in the range of those amounts for similar executives at comparable companies in our industry, adjusted in the Committee’s subjective judgment for the size of the company (in terms of market capitalization, revenues and numbers of employees), its business, its growth rate, the duties and experience of the applicable executive and our performance, unless there is a reason for the applicable compensation to be higher or lower.

In fiscal 2009, the Committee did not review any benchmarking information in connection with its review of proposed salary increases, bonuses, or grants of stock options or restricted stock for executive officers. Instead, for salaries, based in part on management’s recommendations and on the Company’s net revenues and operating income to date, the Committee determined that (1) the proposed ten percent increase in Arik Anderson’s salary in connection with his promotion to Senior Vice President, R&D and Operations, his assuming additional operations responsibilities and his becoming an executive officer effective February 1, 2009 was reasonable, and (2) the proposed three percent increases in executive salaries effective August 1, 2009 (December 1, 2009 for Dominic Spadafore because his prior increase was effective December 1, 2008 and February 1, 2010 for Arik Anderson because his salary increase in connection with his promotion was effective February 1, 2009) were reasonable.

Tally Sheets and Wealth Accumulation Analysis.

Each year, the Committee analyzes tally sheets prepared for each of the named executive officers. These tally sheets are prepared by our Vice President, Chief Administrative Officer, General Counsel and Secretary. They include the dollar amount of salary and bonus, including, for bonuses, the target amount, the estimated actual amount and projected amounts based on various assumptions, and, separately, the unrealized value of outstanding options and restricted stock held by the executive based on various stock price assumptions. They do not include 401(k) plan benefits, severance or change in control arrangements, profits from past option exercises or vested restricted stock or perks.

The purpose of these tally sheets is to bring together, in one place, the primary elements of actual and potential future compensation of our executives, as well as information about wealth accumulation from outstanding options and restricted stock. This information allows the Committee to analyze both the individual elements of compensation, including the compensation mix, as well as the aggregate total amount of these elements of actual and projected compensation.

In fiscal 2009 and in fiscal 2010, this information was presented to the Committee in connection with its adoption of bonus plans. Using this information, the Committee determined that annual compensation amounts for our executives remained consistent with the Committee’s expectations and that the portion of compensation represented by the proposed bonus plan was appropriate, including the targeted bonuses as a percent of salaries. The Committee uses this information in other aspects of its analysis of compensation, including in considering internal pay equity and in evaluating the reasonableness and portion of compensation represented by proposed option and restricted stock grants.

Internal Pay Equity and Subjective Analysis.

We believe that our executive compensation program must be equitable in order to achieve our compensation goals. The Committee does not use objective guidelines or formulas to determine the relative amounts of salary, bonus, options and restricted stock. Instead, the Committee relies on its collective subjective judgment together with the information provided by the Company, the analyses and goals described above and the recommendations of our CEO. The Committee also subjectively considers the qualifications, length of service, experience, consistency of performance, position, responsibilities, individual performance and available competitive alternatives of our executives, their existing compensation and our financial resources, performance and prospects in determining appropriate levels of compensation for our executives.

As a result of this analysis, effective February 1, 2009, the Committee recommended promoting Arik Anderson to Senior Vice President, R&D and Operations (from Senior Vice President, Research and Development), making him a new executive officer and increasing his salary from $157,500 annually to $173,250 annually, based on the roles and responsibilities of his new position, including his increased responsibility for manufacturing operations. Also, effective August 1, 2009 (December 1, 2009 for Dominic Spadafore and February 1, 2010 for Arik Anderson), the Committee approved salary increases for all executives equal to three percent of their salaries.

In addition, in fiscal 2009, the Committee approved a bonus plan that provided our CEO with a target bonus equal to 65% of his salary and provided the other four of our executives with target bonuses equal to 55% of their salaries. The Committee generally grants our CEO more equity incentive compensation than it grants to our other executive officers, and grants amounts of equity incentive compensation to each of our other executive officers, based on their subjective evaluation of the officer’s position, salary and performance and management’s recommendations. In fiscal 2009 it approved grants of options and restricted stock to Arik Anderson in amounts that made his grants for fiscal 2006 through 2008 equal those of the other non-CEO executive officers both in number of shares and allocation between options and restricted stock.

Salaries.

The Compensation Committee’s policy is to provide salaries that it believes are necessary to attract and retain qualified executives. In determining its recommendations for executive officer salaries, the Compensation Committee generally relies to a significant extent on Mr. Barrett’s recommendations as our CEO and the analyses described above.

As described above, effective February 1, 2009, the Committee recommended promoting Arik Anderson to Senior Vice President, R&D and Operations (from Senior Vice President, Research and Development), making him a new executive officer and increasing his salary from $157,500 annually to $173,250 annually, based on the roles and responsibilities of his new position, including his increased responsibility for manufacturing operations.

Also, as described above, effective August 1, 2009 (December 1, 2009 for Dominic Spadafore and February 1, 2010 for Arik Anderson), the Committee approved salary increases for all executives equal to three percent of their salaries, based primarily on the Committee’s subjective evaluation of Mr. Barrett’s recommendations, our significant profitability in fiscal 2008, and our performance in fiscal 2009 through the third quarter. The Committee determined that an equal percentage increase was fair to the executives and reasonable.

Bonuses.

The Committee’s policy is to make a meaningful portion of an executive’s compensation depend on achieving our net revenues and operating income targets. These targets were chosen because the Committee believes they are key measures of our success. If targeted levels are reached, bonuses are 55% of the executive’s salary (65% for the CEO). In addition, the Committee considers discretionary bonuses, determined after the end of the fiscal year, to compensate executives for performance or achievements during the fiscal year not covered by other bonuses. The Committee recommended a $10,000 discretionary bonus to Ms. Victor for fiscal 2009 for performance and achievements not covered by the bonus plan, primarily planning and directing the Company’s move to its new facility effective in December 2009 and establishing and managing our new international subsidiary and its four branches in Europe. No other discretionary bonuses were paid to executives for fiscal 2009. We do not have a policy regarding adjustment of bonus payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of the payment, but we have not had such a restatement or adjustment.

For fiscal 2009, we adopted the 2009 Executive Officer Incentive Compensation Plan for our executive officers. Eighty percent of the potential bonuses under the plan were based on our net revenues (40%) and operating income (40%), determined and payable quarterly. The quarterly bonus equaled (1) the percentage of our year-to-date net revenues compared to our net revenues targets for the applicable year-to-date period, (2) multiplied by a factor, (3) multiplied by the executive’s salary, (4) multiplied by a “pay-out rate”, and (5) multiplied by .1 (i.e., eighty percent of the potential bonus for quarterly payments, divided among the four quarters, divided between the net revenues and operating income targets), plus (1) the percentage of our year-to-date operating income compared to our operating income targets for the applicable year-to-date period, (2) multiplied by a factor, (3) multiplied by the executive’s salary, (4) multiplied by a “pay-out rate”, and (5) multiplied by .1 (i.e., eighty percent of the potential bonus for the quarterly payments, divided among the four quarters, divided between the net revenues and net income targets). No bonus was payable for net revenues or operating income less than 80 percent of the net revenues or operating income targets. Payments were made for “catching up” if the percentage of our year-to-date net revenues or operating income compared to our net revenues or operating income targets increased during the year. The other twenty percent of the bonuses under the plan was based on the same formula as the fourth quarter bonus. The targets required an improvement over fiscal 2008 in net revenues, but had lower targets for operating income for every quarter, and the targets were consistent with our business plan so that executives had incentives to achieve our annual net revenues and operating income plans.

The factors ranged from 0.6 for net revenues and operating income from 80 percent to 84 percent of the net revenues and operating income targets to 1.8 for net revenues and operating income of 113 percent or more of the net revenues and operating income targets. The factor equaled 1.00 for net revenues and net income equal to 100 percent of the net revenues and operating income targets. These factors cause the related bonuses to increase or decrease as a percentage more than the percentage difference between actual net revenues and operating income and their targets to provide executives with extra incentives to exceed targets. The dollar increases in net revenues and operating income, however, are significantly greater than the resulting dollar increase in bonuses, so we still benefit from exceeding targets, and payments for exceeding targets were limited to 50% of the actual operating income in excess of the target, unless the Compensation Committee approved otherwise (which it did not do). Pay-out rates were 65 percent for Mr. Barrett, 55 percent for Mr. Anderson, Mr. Iacona, Mr. Spadafore and Ms. Victor. Bonuses based on net revenues and operating income in excess of 100 percent of the net revenues and operating income targets were paid after the end of the fiscal year.

Net revenues and operating income were as reported in our Form 10-Q and 10-K, except operating income excludes expense for overachievement payments under any of our incentive plans and any adjustment to our deferred tax asset valuation allowance, and the Compensation Committee may, in its discretion, adjust net revenues and/or operating income to eliminate the impact, if any, of other unusual or non-recurring charges and benefits. In fiscal 2009, the Committee made a discretionary adjustment to eliminate $2,000,000 in research and development expenses related to up-front, non-refundable payments in connection with two licenses entered into in the fourth quarter of fiscal 2009. In fiscal 2009, we met 98 percent, 94 percent, 91 percent and 92 percent of our cumulative net revenue targets and over 100 percent, over 100 percent, over 100 percent and 114 percent of our cumulative operating income targets through the first, second, third and fourth quarters, respectively, and, therefore, paid bonuses to our five executive officers under the plan aggregating $835,029, not including a $10,000 discretionary bonus paid to Ms. Victor outside of the plan for 2009.

To help show how difficult it is for our executives to earn their target bonuses, with targets based on our business plan, the following chart shows, for the past five fiscal years for each of our executive officers their target bonus as a percentage of their salaries, the actual bonus paid under the plan, which excludes Ms. Victor’s $10,000 discretionary bonus in fiscal 2009, as a percentage of their salaries and the targets used in the plan:

	Fiscal Year
Executive	2005	2006	2007	2008	2009

Bruce J. Barrett
Target Percent	75%	68%	65%	65%	65%
Actual Percent	121%	91%	108%	96%	89%
Targets	Sales & Individual Goals	Sales & Net Income & Individual	Sales & Operating Income Goals	Sales & Operating Income Goals	Sales & Operating Income Goals
Arik A. Anderson
Target Percent	*	*	50%	55%	55%
Actual Percent			71%	72%	75%
Targets			Sales & Operating Income Goals	Sales & Operating Income Goals	Sales & Operating Income Goals
William M. Iacona
Target Percent	50%	55%	55%	55%	55%
Actual Percent	82%	73%	91%	79%	75%
Targets	Sales & Individual Goals	Sales & Net Income & Individual	Sales & Operating Income Goals	Sales & Operating Income Goals	Sales & Operating Income Goals

	Fiscal Year
Executive	2005	2006	2007	2008	2009

Mary Ann Victor
Target Percent	50%	55%	55%	55%	55%
Actual Percent	79%	73%	91%	79%	75%
Targets	Sales & Individual Goals	Sales & Net Income & Individual	Sales & Operating Income Goals	Sales & Operating Income Goals	Sales & Operating Income Goals
Dominic J. Spadafore
Target Percent	55%	55%	56%	55%	55%
Actual Percent	140%	42%	50%	76%	74%
Targets	U.S. Sales	U.S. Sales	U.S. Sales	Sales & Operating Income Goals	Sales & Operating Income Goals

*	Arik A. Anderson became one of our officers in October 2007.

For fiscal 2010, we have adopted a similar incentive compensation plan for executive officers, except that (1) the factors range from 0.5 for net revenues and operating income less than 85 percent of the net revenues and operating income targets to 1.8 for net revenues equal to, or greater than, 107% of the net revenues targets and for operating income equal to, or greater than, 118 percent of the operating income targets, (2) there is no threshold for paying bonuses, and bonuses are payable for any net revenues or operating income, even those less than 80 percent of the net revenues or operating income targets, (3) in part because fiscal 2009 operating income significantly exceeded target operating income, while net revenues were less than target net revenues, if actual operating income exceeds the operating income target, but net revenues are below the net revenues target, for purposes of determining the operating margin factor, the operating income as a percentage of the operating income target is reduced by the percentage that the net revenues are below the net revenues target, and (4) any litigation expense was excluded in setting the operating income targets and any litigation expense incurred in fiscal 2010 will be excluded from the calculation of payments.

The targets require an improvement over fiscal 2009 in net revenues, but are lower for operating income for every quarter, and the targets are consistent with our business plan so that executives have incentives to achieve our annual net revenues and operating income plans. The Compensation Committee reserves the right to pay bonuses to participants beyond those, if any, called for by the Plan, less than those called for by the Plan, or to defer payment of bonuses, provided that the payments are made on or before March 14, 2011.

The Company has adopted an amendment to the 2010 Executive Officer Incentive Compensation Plan (the “Executive Plan”), pursuant to which the bonuses for the fiscal year ending November 30, 2010 of the executive officers, including Bruce J. Barrett, Arik A. Anderson, William M. Iacona, Dominic J. Spadafore and Mary Ann Victor (the “Executive Plan Group”), shall be calculated based on (x) plus (y) minus (z) where (x) equals the actual performance results as of May 31, 2010 (including any “overachievement” payments) and (y) equals an amount determined by assuming achievement at target performance for the period from June 1, 2010 through November 30, 2010 and (z) equals all prior bonus payments during fiscal 2010. Pursuant to the terms of the Merger Agreement, this amount shall be paid at the Effective Time.

Equity Incentives.

The Compensation Committee’s policy is to award stock options and/or restricted stock to officers, employees, consultants and directors under our shareholder-approved 2005 Stock Incentive Plan to retain them and provide a long-term incentive to increase shareholder value. The Committee’s policy is that these equity incentives should be a significant portion of an executive’s potential compensation because it believes that increasing shareholder value is one of management’s primary objectives.

Starting in fiscal 2006, we began using restricted stock awards to executives to increase the retention value of the equity compensation and to provide a similar incentive as options. Restricted stock has some value even if the stock price declines, but also subjects the holder to some risk of decreases in stock price. Restricted stock also provides executives with an incentive to increase shareholder value even if the stock price declines after the award date. The significant unrealized value of options held by our executives also causes them to have unrealized gains and losses when our stock price rises and falls, and in fiscal 2009 that unrealized value fell significantly. However, most of these options are fully vested, and provide limited incentives for executives to remain with us. Because executives might sell restricted shares when they vest to pay the related taxes, the Committee also grants stock options to executives to maintain a long-term incentive to increase shareholder value.

The Committee’s policy is to fix the exercise price of the options at the fair market value of the underlying shares on the date of grant. Our 2005 Stock Incentive Plan provides that subject to the anti-dilution provisions of the plan, without the approval of shareholders, we will not amend or replace previously granted options in a transaction that constitutes a “repricing” under Nasdaq Stock Market Marketplace Rules. Therefore, options granted under that plan only provide compensation if the price of the underlying shares increases. The Committee determines fair market value based on the closing sale price of the shares on the date of grant.

The Committee does not have a policy of timing option grants in coordination with the release of material non-public information. However, if options are granted at a regular meeting held just before a quarterly news release, the Committee’s policy is to make the grant effective at least one business day after the news release. The Committee generally considers equity awards at varying times depending on various factors, such as the date of the last award and Committee deliberations about proposed awards or other compensation. The only award to an executive officer in fiscal 2009 was to Arik Anderson, who first became an executive officer in fiscal 2009. That award was for the same number of shares and allocation between options and restricted stock as the awards to other non-CEO executive officers in fiscal 2008 and caused his total awards since fiscal 2006 to equal those of other non-CEO executive officers. In fiscal 2009, the Committee deferred recommendation of any other executive officer equity awards and in fiscal 2008, the Committee granted awards in March 2008. In February 2010 the Committee granted restricted stock to all five of our executive officers in amounts that were generally higher than the 2008 grants, because no options were granted, and that varied based on the officer’s position, salary and performance and based on a pro-rated grant to Mr. Anderson because of his more recent grant.

The Committee’s policy is to grant options and restricted stock that vest over five years (ten years for the fiscal 2010 restricted stock grants) to provide the executive with an incentive to remain with us, to provide a long-term incentive and to lessen the accounting charge for such options and restricted stock (which is generally amortized over the vesting period). We do not, however, require that any portion of the shares acquired be held until retirement. We do not have any stock ownership requirements for executive officers or directors. We do not have a policy prohibiting a director or executive officer from hedging the economic risks of his or her stock ownership position. However, most of our executives have a significant number of exercisable options because of their tenure with us and we do not believe that any executive officer or director has hedged the economic risks of his or her stock ownership position.

In addition, the vesting of all of our option and restricted share awards accelerate upon a change in control to provide a greater incentive for all optionees to complete change in control transactions that benefit shareholders by giving them the full benefit of their options in the transaction regardless of whether their employment will continue. Also, the vested portion of options granted to executives and directors generally remain exercisable after termination of employment (other than termination for cause) until their original expiration date, primarily to allow them to retain benefits that have already been earned. The Committee’s policy is also to provide new executives with options to attract them to us based on negotiations with new executives, management’s recommendations and the Committee’s subjective judgment primarily after reviewing the number of options granted to our other executives.

The Committee generally grants our CEO more equity incentive compensation than it grants to our other executive officers, and grants amounts of equity incentive compensation to each of our other executive officers, based on their subjective evaluation of the officer’s position, salary and performance and management’s recommendations. In fiscal 2009, it approved grants of options and restricted stock to Arik Anderson in amounts that made his grants for fiscal 2006 through 2008 equal those of the other non-CEO executive officers both in number of shares and allocation between options and restricted stock. In 2010, we granted more than twice as many restricted shares to our CEO than our other executive officers and varied amounts granted to our other executive officers based on the Committee’s subjective evaluation of the officer’s position, salary and performance and management’s recommendations.

401(k) Plan.

We have adopted a 401(k) plan to provide all eligible employees a means to accumulate retirement savings on a tax-advantaged basis. Our executive officers are eligible to participate in this plan on the same basis as other participants. Participants may defer specified portions of their compensation and (1) we match 200 percent of employee contributions up to a contribution by us equal to four percent of the employee’s compensation and (2) we may, but are not required to, make additional discretionary contributions. The amount of additional discretionary contributions are based on the Committee’s subjective judgment of what is appropriate, after reviewing management’s recommendation. As a result of the matching contribution implemented in 2005 to reward employees for their collective efforts in making us profitable, the Committee recommended that we not make an additional discretionary contribution to the 401(k) plan for fiscal 2009.

Employment and Change in Control Agreements.

The Company has employment agreements with Messrs. Barrett and Spadafore. The agreements were entered into initially as a result of arms-length negotiations and because they were necessary to attract these officers. We keep them in effect to retain these officers and to provide them with specified minimum salaries, fringe benefits and severance benefits. In Mr. Spadafore’s case, the severance benefits apply only in connection with a termination of employment in connection with a change in control, like the change in control agreements with other executives. We keep Mr. Barrett’s agreement in place to provide him with a specified minimum position and period of employment and severance. We do not consider gains from prior option or stock exercises or awards or the executive’s term of service to the Company in setting severance benefits.

In fiscal 2009, the Committee did not recommend any changes to Mr. Barrett’s employment agreement, which was amended and restated in fiscal 2008, or any changes to our employment agreement with Dominic Spadafore or our Change in Control Agreements with our other executive officers, which were also amended and restated in fiscal 2008.

We believe the change in control severance provisions for all of our executives create incentives for our executive team to engage in transactions in which we may be acquired in the future that may be beneficial to our shareholders, despite the risk of losing their employment. These benefits are also intended to encourage these executives to remain employed through any transition period relating to a change in control. If they quit without good reason, they get no severance under these agreements. They are also intended to encourage our executives to stay with us even though they might have other job alternatives that may appear to them to be less risky without these arrangements.

Except for the provisions in our options and restricted stock awards accelerating vesting upon a change in control, these change in control severance arrangements are “double trigger,” meaning that both a change in control and termination of employment must occur before severance is payable. The “double trigger” arrangements may also be more attractive to potential buyers, who may want to retain our executives or, at least, not pay them severance if they quit without good reason. We do not consider gains from prior option or stock awards or the executive’s term of service to the Company in setting severance benefits.

See “Employment Contracts and Termination of Employment and Change-in-Control Arrangements” below for a description of the terms of our employment agreements and Change in Control Agreements. See also “Potential Payments Upon Termination or Change-in-Control” below for an estimate of amounts that would have been payable had they been triggered on November 30, 2009. Our Compensation Committee has reviewed the amounts of severance payments disclosed below and have determined them to be reasonable.

Miscellaneous Personal Benefits.

Our policy with respect to personal benefits (other than severance pay) is that they should be kept to a minimum. We have provided Mr. Spadafore with a car allowance and payment of related expenses and have provided all of our executives with the opportunity to have additional disability insurance. We have provided these perquisites as a means of providing additional compensation to our executives through the availability of benefits.

Section 162(m) Policy.

The Committee reserves the right to pay compensation to our executives in amounts it deems appropriate regardless of whether it is deductible for federal income tax purposes. The Committee believes that paying appropriate equity compensation is more important to us than the potential loss of related compensation deductions. In part, this is due to our net operating loss carryforwards and the non-cash nature of deductions relating to option exercises. In addition, the salaries and bonuses of our executives have been below the $1,000,000 cap on executive compensation deductions under Section 162(m) of the Internal Revenue Code of 1986.

Nonetheless, we attempt to comply with Section 162(m) with respect to the grant of stock options to our executives by having them granted under shareholder approved plans with exercise prices equal to the fair market value of the underlying shares on the date of grant and having them granted (or recommended to the Company Board for grant), by our Compensation Committee. We do not believe that Section 162(m) has prevented us from deducting compensation paid to our executive officers.

Summary Compensation Table.

The following table sets forth information for the fiscal years ended November 30, 2009, 2008 and 2007 concerning compensation of (1) all individuals serving as our principal executive officer during the fiscal year ended November 30, 2009, (2) all individuals serving as our principal financial officer during fiscal 2009, and (3) our other executive officers in fiscal 2009 who were serving as executive officers as of November 30, 2009 and whose total compensation exceeded $100,000:

SUMMARY COMPENSATION TABLE

						Non-Equity
						Incentive
				Stock	Option	Plan	All Other
		Salary	Bonus	Awards	Awards	Compensation	Compensation	Total
Name and Principal Position	Year	($)(1)	($)(2)	($)(3)	($)(3)	($)(2)	($)(4)	($)

Bruce J. Barrett,	2009	371,974	0	0	0	331,230	11,974	715,178
President and Chief Executive Officer	2008	345,907	0	226,980	262,080	332,572	17,299	1,184,838
	2007	320,249	0	0	73,512	345,700	23,875	763,336
Arik A. Anderson,	2009	170,575	0	132,930	140,580	128,005	11,457	583,547
Senior Vice President, R&D and Operations(5)
William M. Iacona,	2009	139,030	0	0	0	104,753	9,211	252,994
Vice President, Chief Financial Officer,	2008	133,274	0	113,490	131,040	105,180	9,130	492,114
Treasurer and Controller	2007	126,928	0	0	0	115,940	9,140	252,008
Dominic J. Spadafore,	2009	210,000	0	0	0	155,158	19,981	385,139
Senior Vice President, U.S.	2008	200,000	0	113,490	131,040	152,823	22,878	620,231
Sales and Marketing	2007	164,817	34,950	0	0	108,278	22,775	330,820
Mary Ann Victor,	2009	153,801	10,000	0	0	125,882	9,775	299,458
Vice President, Chief Administrative Officer,	2008	147,447	0	113,490	131,040	116,355	9,685	518,017
General Counsel and Secretary	2007	140,423	0	0	0	128,258	9,697	278,378

(1)	Effective August 1, 2009 (December 1, 2009 for Dominic Spadafore and February 1, 2010 for Arik Anderson), the salaries of the following executives were increased to the amount set forth next to his or her name: Bruce J. Barrett: $379,336.13; Arik A. Anderson: $178,447.50; William M. Iacona: $141,779.24; Dominic J. Spadafore: $216,300.00; and Mary Ann Victor: $156,842.37. See “Compensation Discussion and Analysis” for an explanation of the amount of salary and bonuses in proportion to total compensation.

(2)	Amounts included under the caption “Bonus” for fiscal 2009 represents a discretionary bonus of $10,000 paid to Ms. Victor in December 2009. Amounts included under the caption “Bonus” for fiscal 2007 represent amounts paid to Mr. Spadafore under an incentive compensation plan with respect to periods completed before adoption of the related incentive compensation plan because the target for the completed period was not substantially uncertain at the time the target was established, and a discretionary bonus of $30,000 paid to Mr. Spadafore with respect to fiscal 2007 in December 2007. The bonuses payable under the 2009 Incentive Compensation Plan and the balance of the incentive compensation payable under the plans in fiscal 2007 are shown under the caption “Non-Equity Incentive Plan Compensation.” See “Compensation Discussion and Analysis — Bonuses” for a description of our bonus plans for executive officers.

(3)	These amounts represent the aggregate grant date fair value of options and restricted stock granted to the executives in fiscal 2009 and 2008. For a discussion of the assumptions made in the valuation of the Stock Awards and Option Awards, see Note 7 of the Notes to Financial Statements, included in our annual report to shareholders for the fiscal year ended November 30, 2009. In February 2010, our executive officers were awarded the following shares of restricted stock: Mr. Barrett — 44,800, Mr. Anderson — 8,000, Mr. Iacona — 15,750, Mr. Spadafore — 17,400 and Mrs. Victor — 17,400.

(4)	Amounts for fiscal 2009 include (a) the following amounts paid by us for automobiles provided by us to Mr. Spadafore (including amounts paid as a car allowance and for gasoline and parking): $8,400 for Mr. Spadafore; (b) the following matching contributions paid by us into our 401(k) plan on behalf of the following persons: $8,800 for Mr. Barrett, $11,457 for Mr. Anderson, $8,871 for Mr. Iacona, 8,800 for Mr. Spadafore and $8,878 for Ms. Victor, and (c) the following premiums paid for additional disability insurance for the following persons: $3,174 for Mr. Barrett, $340 for Mr. Iacona, $2,781 for Mr. Spadafore and $897 for Ms. Victor.

(5)	Mr. Anderson became one of our executive officers in February 2009. Therefore, information is included for him only for fiscal 2009.

Grants of Plan-Based Awards.

The following table sets forth information concerning each grant of an award made during the fiscal year ended November 30, 2009 to each of our executive officers named in the Summary Compensation Table above.

GRANTS OF PLAN-BASED AWARDS — YEAR ENDED NOVEMBER 30, 2009

									Grant
						All Other	All Other		Date
		Estimated Future Payouts				Stock	Option		Fair
		Under Non-Equity Incentive				Awards:	Awards:	Exercise	Value of
		Plan Awards(1)				Number	Number of	or Base	Stock
		Compensation				of Shares	Securities	Price of	and
		Committee				of Stock	Underlying	Option	Option
	Grant	Action	Threshold	Target	Maximum	Options	Awards	Awards	Awards
Grant Name	Date	Date	($)	($)	($)	(#)(3)	(#)(4)	($/Sh)	($)

Bruce J. Barrett			116,973	243,694	495,673	—	—	—	—
Arik A. Anderson			45,738	95,288	193,815	—	—	—	—
	04/23/09	04/23/09				9,000			132,930
	04/23/09	04/23/09					18,000	14.77	140,580
William M. Iacona			36,994	77,070	156,761	—	—	—	—
Dominic J. Spadafore			55,440	115,500	234,927	—	—	—	—
Mary Ann Victor			40,924	85,258	173,415	—	—	—	—

(1)	See “Compensation Discussion and Analysis — Bonuses” for a description of our bonus plans for executive officers, including the formula for determining amounts payable, and the “Summary Compensation Table” under the “Non-Equity Incentive Plan Compensation” column for the amounts actually paid under our bonus plans for fiscal 2009 to our executive officers. Non-equity incentive plan awards to executives in fiscal 2009 were made under the 2009 Executive Officer Incentive Compensation Plan and stock option and restricted stock awards to executives in fiscal 2009 were made under the 2005 Stock Incentive Plan.

The 2009 Executive Officer Incentive Compensation Plan does not have a maximum bonus because one of the factors in the quarterly and year-end bonus formulas is the percentage of our year to date net revenues and operating income compared to our net revenues and operating income targets, and the percentage is not capped. The amount shown in the maximum column is based on net revenues and operating income at 113% of target amounts because that level results in the highest “factor” in the bonus formula.

(2)	The Compensation Committee determined that the effective date of the grant and award to Mr. Anderson in fiscal 2009 should be the date of the Committee meeting, which was the date of the 2009 annual meeting of shareholders. The grant was not made immediately before an earnings release, so the effective date of the grant was not delayed until after a quarterly financial news release. The options were granted with exercise prices equal to the closing sale price of the common shares on the effective date of the grants.

(3)	The stock awards listed in the table were awards of restricted shares to Mr. Anderson in fiscal 2009 under our 2005 Stock Incentive Plan. This restricted share awards vests in five equal annual installments beginning April 23, 2010. The restrictions also lapse in full upon a “Change in Control” as defined in the 2005 Stock Incentive Plan. Restricted shares are entitled to any dividends paid with respect to our outstanding commons shares, although we have never paid cash dividends on our common shares and do not currently expect to pay such dividends in the foreseeable future.

(4)	The option listed in the table is a ten-year, non-qualified stock option granted to Mr. Anderson in fiscal 2009 under our 2005 Stock Incentive Plan, exercisable at the then current fair market value of the underlying commons shares. The option is exercisable in five equal annual installments beginning April 23, 2010. The option is also immediately exercisable in full upon a “Change in Control” as defined in the 2005 Stock Incentive Plan. The portion of this option that is exercisable at the date of termination of employment remains exercisable until the expiration date of the option, unless termination is for cause. If, upon exercise of the option, we must pay any amount for income tax withholding, in the Compensation Committee’s or the Board of Directors’ sole discretion, either the optionee will pay such amount to us or we will appropriately reduce the number of common shares we deliver to the optionee to reimburse us for such payment. The Compensation Committee or the Company Board may also permit the optionee to choose to have these shares withheld or to tender common shares the optionee already owns. The Compensation Committee or the Company Board may also make such other arrangements with respect to income tax withholding as it shall determine.

In addition, in February 2010, our executive officers were awarded the following shares of restricted stock: Mr. Barrett — 44,800, Mr. Anderson — 8,000, Mr. Iacona — 15,750, Mr. Spadafore — 17,400 and Mrs. Victor — 17,400.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

Bruce J. Barrett.

Pursuant to an employment agreement entered into in May 1994 and amended and restated in April 2006 and June 2008, we employ Bruce J. Barrett as our President and Chief Executive Officer. His employment under the agreement expires on June 17, 2012, unless earlier terminated as provided in the agreement, except that the term is automatically extended for additional one-year periods effective one year before it would otherwise expire (i.e., so that the remaining term will be two years), unless either party provides the other with notice that the term will not be extended and such notice is provided at least one year before the term would otherwise expire. Mr. Barrett’s annual salary is currently $379,336.13, which may be increased, but not decreased, in the discretion of our Board of Directors. The agreement provides that the Board of Directors must establish a bonus plan in which Mr. Barrett is eligible to participate for each fiscal year during the term of the agreement, and that Mr. Barrett’s target bonus (the bonus payable if targets are 100 percent met, but not necessarily the actual amount of the bonus payable under the plan) under the plan must be at least 65 percent of Mr. Barrett’s salary, which percentage is subject to increase, but not decrease by the Board of Directors.

Under the terms of the agreement, Mr. Barrett is entitled to various fringe benefits under the agreement, including insurance, vacation, other employee benefit plans and business expense reimbursement applicable to our other similar employees.

Upon termination of employment by us without cause, or by Mr. Barrett for good reason, Mr. Barrett is entitled to (1) continuation of the fringe benefits applicable to similar employees, including insurance and applicable employee benefit plans, but not vacation and business expense reimbursement, for one year (two years if termination is in connection with a Change in Control) after termination, at our expense, (2) a lump sum payment within 10 business days after termination equal to (a) one year’s salary (two years if termination is in connection with a Change in Control), plus (b) the target bonus for the year in which termination occurs (two times the target bonus if termination is in connection with a Change in Control) plus an additional pro rata portion of the target bonus for the portion of the year through the date of termination (less any amounts already paid). If Mr. Barrett is a “specified employee” as defined in the deferred compensation regulations under Section 409A of the Internal Revenue Code as of the date of termination, then any portion of the above amounts payable that exceeds the maximum allowable separation pay amount under the deferred compensation regulations and that otherwise constitutes deferred compensation subject to Section 409A, is payable six months after the date of termination of employment, or, if earlier, the date of Mr. Barrett’s death.

Mr. Barrett has agreed not to compete with us until one year following termination of his employment, and not to solicit our employees until five years following termination of his employment. He has also agreed to various confidentiality and assignment of invention obligations.

Dominic J. Spadafore.

Pursuant to an employment agreement entered into in August 2002 and amended and restated in June 2005 and June 2008, we employ Dominic J. Spadafore as our Senior Vice President, U.S. Sales and Marketing, or in such other position as the Board of Directors determines. His employment under the agreement expires upon his death, termination by us upon his disability or with or without cause or termination by Mr. Spadafore. Mr. Spadafore’s annual salary is currently $216,300, which may be increased, but not decreased, by the Board of Directors. Mr. Spadafore is also entitled to participate in bonus plans established from time to time by our Board of Directors. Under the terms of the agreement, Mr. Spadafore is entitled to various fringe benefits under the agreement, including insurance, vacation, other employee benefit plans and business expense reimbursement applicable to our other similar employees.

The agreement provides for severance benefits equal to one year’s salary upon termination of employment without cause or for good reason 90 days before to one year after a change of control of the Company that occurs by June 17, 2011. Mr. Spadafore has agreed not to compete with us until one year following termination of his employment, and not to solicit our employees until five years following termination of his employment. He has also agreed to various confidentiality and assignment of invention obligations.

Change in Control Agreements.

In June 2008, we entered into amended and restated Change in Control Agreements with three of our current executive officers: Arik A. Anderson, William M. Iacona and Mary Ann Victor. These agreements replace similar agreements that were expiring and provide for severance benefits equal to one year’s salary upon termination of employment without cause or for good reason 90 days before to one year after a change of control of the Company that occurs by June 17, 2011. Each of these officers has agreed not to compete with us until one year following termination of his or her employment, and not to solicit our employees until five years following termination of his or her employment. Each of these officers has also agreed to various confidentiality and assignment of invention obligations.

Equity Award Terms.

All options and restricted stock granted under our stock option plans that are not already 100 percent exercisable immediately, including options and restricted stock granted to Messrs. Anderson, Barrett, Iacona and Spadafore and Ms. Victor, become 100 percent exercisable upon specified changes in control of our company.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information concerning unexercised options and stock that has not vested for each of our executive officers named in the Summary Compensation Table above that was outstanding as of November 30, 2009:

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END — NOVEMBER 30, 2009

							Stock Awards
	Option Awards								Market
	Number of		Number of				Number of		Value of
	Securities		Securities				Shares or		Shares or
	Underlying		Underlying				Units of		Units of
	Unexercised		Unexercised		Option		Stock That		Stock That
	Options		Options		Exercise	Option	Have Not		Have Not
	(#)		(#)		Price	Expiration	Vested		Vested
Name	Exercisable		Unexercisable		($)	Date	(#)		($)

Bruce J. Barrett	40,000	(1)	0		$2.88	02/16/10
	50,000	(2)	0		$1.97	12/04/10
	168,000	(3)	0		$2.00	03/05/11
	100,000	(4)	0		$2.95	05/10/12
	132,000	(5)	0		$3.89	08/13/13
	31,919	(6)	0		$13.55	04/21/15
	21,600	(7)	14,400	(7)	$18.06	06/29/16
	7,200	(8)	28,800	(8)	$12.61	03/20/18
							7,200	(7)	103,176
							14,400	(8)	206,352
Arik A. Anderson	7,200	(9)	10,800	(9)	$18.93	11/02/17
	0	(10)	18,000	(10)	$14.77	04/23/19
							5,400	(9)	77,382
							9,000	(10)	128,970
William M. Iacona	60,000	(4)	0		$2.95	05/10/12
	40,000	(5)	0		$3.89	08/13/13
	11,525	(6)	0		$13.55	04/21/15
	10,800	(7)	7,200	(7)	$18.06	06/29/16
	3,600	(8)	14,400	(8)	$12.61	03/20/18
							3,600	(7)	51,588
							7,200	(8)	103,176
Dominic J. Spadafore	55,000	(11)	0		$2.30	08/01/12
	36,000	(5)	0		$3.89	08/13/13
	11,680	(6)	0		$13.55	04/21/15
	10,800	(7)	7,200	(7)	$18.06	06/29/16
	3,600	(8)	14,400	(8)	$12.61	03/20/18
							3,600	(7)	51,588
							7,200	(8)	103,176
Mary Ann Victor	15,000	(2)	0		$1.97	12/04/10
	4,400	(3)	0		$2.00	03/05/11
	46,000	(4)	0		$2.95	05/10/12
	19,000	(5)	0		$3.89	08/13/13
	12,861	(6)	0		$13.55	04/21/15
	10,800	(7)	7,200	(7)	$18.06	06/29/16
	3,600	(8)	14,400	(8)	$12.61	03/20/18
							3,600	(7)	51,588
							7,200	(8)	103,176

(1)	The option vested in one third cumulative annual increments beginning February 16, 2001. It was exercised on February 4, 2010 and is no longer outstanding.

(2)	The option vested in one third cumulative annual increments beginning December 4, 2001.

(3)	The option vested in one twenty-fourth cumulative monthly increments beginning March 5, 2001.

(4)	The option vested in one third cumulative annual increments beginning May 10, 2003.

(5)	The option vested in one third cumulative annual increments beginning August 13, 2004. The vesting was accelerated and the option became 100% exercisable on November 30, 2005.

(6)	The option vested 100% on November 30, 2005.

(7)	The option and restricted stock vest in one-fifth cumulative annual increments beginning June 29, 2007.

(8)	The option and restricted stock vest in one-fifth cumulative annual increments beginning March 20, 2009.

(9)	The option and restricted stock vest in one-fifth cumulative annual increments beginning November 2, 2008.

(10)	The option and restricted stock vest in one-fifth cumulative annual increments beginning April 23, 2010.

(11)	The option vested in one third cumulative annual increments beginning August 1, 2003.

In February 2010, our executive officers were awarded the following shares of restricted stock: Mr. Barrett — 44,800, Mr. Anderson — 8,000, Mr. Iacona — 15,750, Mr. Spadafore — 17,400 and Mrs. Victor — 17,400.

Option Exercises and Stock Vested Table.

The following table sets forth information concerning each exercise of stock options and each vesting of stock, including restricted stock, during the fiscal year ended November 30, 2009 by each of our executive officers named in the Summary Compensation Table above on an aggregated basis:

OPTION EXERCISES AND STOCK VESTED — YEAR ENDED NOVEMBER 30, 2009

	Option Awards		Stock Awards
	Number of		Number of
	Shares	Value	Shares	Value
	Acquired on	Realized on	Acquired on	Realized on
	Exercise	Exercise	Vesting	Vesting
Name	(#)	($)(1)	(#)	($)(1)

Bruce J. Barrett	0	0	7,200	112,104
Arik A. Anderson	0	0	1,800	25,614
William M. Iacona	0	0	3,600	56,052
Dominic J. Spadafore	0	0	3,600	56,052
Mary Ann Victor	17,000	198,540	3,600	56,052

(1)	“Value Realized” represents the market price of the underlying securities at exercise or vesting, as applicable, based on the closing or actual sale prices on the date of exercise or vesting, minus (for options) the aggregate exercise price of the options.

Potential Payments Upon Termination or Change-in-Control.

We have entered into agreements and we maintain plans that will require us to provide compensation to our executives named in the Summary Compensation Table above in the event of a termination of employment or a change in control of us. See “Employment Contracts and Termination of Employment and Change-in-Control Arrangements” for a description of our Employment Agreements with Messrs. Barrett and Spadafore, our Change in Control Agreements with Mr. Anderson, Mr. Iacona and Ms. Victor, the terms of our options and restricted stock awards that become 100 percent exercisable upon specified changes in control of us and how the payment and benefit levels are determined in connection with terminations of employment. The amount of compensation payable to each named executive officer in each situation is listed in the tables below.

The following table describes and quantifies the estimated payments and benefits that would be provided upon termination or a change in control of us for Bruce J. Barrett, our President and Chief Executive Officer. See our Schedule 14D-9, Item 3 under the caption, “Arrangements between the Company and Covidien — Potential Payments Upon Change-in-Control” for an update of Mr. Barrett’s severance table based on the Offer, the Merger, the Merger Agreement and activities after November 30, 2009.

	Termination
		Employment
		Agreement	Employment
	Employment	Change in	Agreement
	Agreement	Control	No			Change in
Benefits and Payments(1)	Severance(2)	Severance(3)	Severance(4)	Death	Disability	Control(5)

Base Salary	$379,336	$758,672	$0	$0	$0	$0
Bonus(6)	360,025	603,719	0	0	0	0
Options (Accelerated Vesting)(5)	0	49,536				49,536
Restricted Stock (Accelerated Vesting)(5)	0	309,528	0	0	0	309,528
Life Insurance Proceeds(7)	0	0	0	200,000	0	0
Disability Insurance Proceeds(8)	0	0	0	0	2,862,600	0
Insurance Premiums (Life, Health and Disability)(9)	26,727	46,954	0	0	0	0

Total	$766,088	$1,768,409	$0	$200,000	$2,862,600	$359,064

(1)	For purposes of this analysis, we have assumed that Mr. Barrett is terminated on November 30, 2009, when his base salary was $379,336.13, his target bonus was 65% of his base salary, and $127,363 of his bonus for fiscal 2009 had been paid (the quarterly portion of his bonus for the first three quarters of fiscal 2009). The base salary and bonus payments are due in a lump sum from us; provided that if Mr. Barrett is a “specified employee” as defined in the deferred compensation regulations under Section 409A of the Internal Revenue Code as of the date of termination, then any portion of the above amounts payable that exceeds the maximum allowable separation pay amount under the deferred compensation regulations and that otherwise constitutes deferred compensation subject to Section 409A, is payable six months after the date of termination of employment, or, if earlier, the date of Mr. Barrett’s death.

(2)	Mr. Barrett’s employment agreement provides him with the same severance payments upon (1) termination of employment by us without Cause, or (2) termination of employment by Mr. Barrett for Good Reason, except if such termination occurs in connection with a Change in Control, which is described in the next column.

(3)	Mr. Barrett’s employment agreement provides him with the same severance payments upon (1) termination of employment by us without Cause, or (2) termination of employment by Mr. Barrett for Good Reason in connection with a Change in Control.

(4)	This column covers termination of Mr. Barrett’s employment under his employment agreement by us for Cause or by Mr. Barrett without Good Reason.

(5)	See “Accelerated Vesting of Options and Restricted Stock Upon a Change in Control” below for a description of the assumptions underlying the calculation of the value of accelerated vesting of unvested options and restricted stock. The above table does not include the benefit of the continuation of vested options after termination. Mr. Barrett had vested options to purchase 550,719 common shares as of November 30, 2009, with a value of $5,700,801 at that date. Options to purchase 40,000 of those common shares with a November 30, 2009 value of $458,000 were exercised on February 4, 2010 and are no longer outstanding. The change in control benefits are included in the termination benefits payable in connection with termination of employment that are in connection with a change in control. In February 2010, Mr. Barrett was awarded 44,800 additional restricted shares vesting over ten years. These shares would increase the amounts shown under “Restricted Stock (Accelerated Vesting).”

(6)	Mr. Barrett’s employment agreement provides him with the target bonus for the year of termination ($243,694, see “Grants of Plan-Based Awards”) (two times the target bonus if termination is in connection with a Change in Control) plus a pro rata portion of the target bonus for the portion of the year through the date of termination ($243,694 if termination is November 30, 2009), less amounts already paid ($127,363 through November 30, 2009). Mr. Barrett’s target bonus for fiscal 2010 is currently higher (65% of $379,336.13, or $246,568, subject to increase if his salary or target bonus percentage increases during the year).

(7)	The life insurance proceeds represent the aggregate face value of life insurance policies for which we pay the premiums and Mr. Barrett designates the beneficiary. The payments are actually paid by the life insurance company in a lump sum. The policy pays twice as much as shown in the table if Mr. Barrett dies in an accident.

(8)	The disability insurance proceeds represent the sum of the disability benefits payable to Mr. Barrett until he reaches age 65 assuming he became totally and permanently disabled on November 30, 2009. The payments are actually paid by our disability insurers and by us (for the $6,500 self-insured short-term disability portion) in monthly installments. The long-term disability insurance payments provide for a three percent cost of living increase each year that is not reflected in the table. The numbers in the table are not discounted to present value.

(9)	These premiums are paid by us when due for one year after termination (two years if termination is in connection with a Change in Control), except with respect to short-term disability and vision benefits, which are self-insured. The numbers in the table are based on the premiums paid in fiscal 2009, except for the short-term disability and vision benefits, which are based on the estimated maximum benefits payable by us in fiscal 2010.

The following table describes and quantifies the estimated payments and benefits that would be provided upon termination or a change in control of us for Arik A. Anderson, our Senior Vice President, R&D and Operations. See our Schedule 14D-9, Item 3 under the caption, “Arrangements between the Company and Covidien — Potential Payments Upon Change-in-Control” for an update of Mr. Anderson’s severance table based on the Offer, the Merger, the Merger Agreement and activities after November 30, 2009.

	Termination
		CIC
	CIC	Agreement
	Agreement	No			Change in
Benefits and Payments(1)	Severance(2)	Severance(3)	Death	Disability	Control(4)

Base Salary	$173,250	$0	$0	$0	$0
Options (Accelerated Vesting)(4)	0	0	0	0	0
Restricted Stock (Accelerated Vesting)(4)	0	0	0	0	206,352
Life Insurance Proceeds(5)	0	0	200,000	0	0
Disability Insurance Proceeds(6)	0	0	0	2,796,500	0

Total	$173,250	$0	$200,000	$2,796,500	$206,352

(1)	For purposes of this analysis, we have assumed that Mr. Anderson is terminated on November 30, 2009, when his base salary was $173,250. Effective February 1, 2010, however, his base salary increased to $178,447.50, which would increase his severance benefits. The base salary is due in a lump sum from us.

(2)	Mr. Anderson’s Change in Control Agreement provides him with the same severance payments upon termination of employment by us without Cause or by Mr. Anderson for Good Reason 90 days before to one year after a Change of Control of the Company that occurs by June 17, 2011.

(3)	This column covers termination of Mr. Anderson’s employment under his Change in Control Agreement (1) by us for Cause, (2) by Mr. Anderson without Good Reason, or (3) for any reason (other than death or disability) if such termination is not 90 days before to one year after a Change of Control of the Company that occurs by June 17, 2011.

(4)	See “Accelerated Vesting of Options and Restricted Stock Upon a Change in Control” below for a description of the assumptions underlying the calculation of the value of accelerated vesting of unvested options and restricted stock. The above table does not include the benefit of the continuation of vested options after termination. Mr. Anderson had vested options to purchase 7,200 common shares as of November 30, 2009, with a value of $0 at that date (the exercise price exceeded the closing market price). The change in control benefits increase the termination benefits payable in connection with termination of employment that are in connection with a change in control. In February 2010, Mr. Anderson was awarded 8,000 additional restricted shares vesting over ten years. These shares would increase the amounts shown under “Restricted Stock (Accelerated Vesting).”

(5)	The life insurance proceeds represent the aggregate face value of life insurance policies for which we pay the premiums and Mr. Anderson designates the beneficiary. The payments are actually paid by the life insurance company in a lump sum. The policy pays twice as much as shown in the table if Mr. Anderson dies in an accident.

(6)	The disability insurance proceeds represent the sum of the disability benefits payable to Mr. Anderson until he reaches age 65 assuming he became totally and permanently disabled on November 30, 2009. The payments are actually paid by our disability insurers and by us (for the $6,500 self-insured short-term disability portion) in monthly installments. The long-term disability insurance payments provide for a three percent cost of living increase each year that is not reflected in the table. The numbers in the table are not discounted to present value.

The following table describes and quantifies the estimated payments and benefits that would be provided upon termination or a change in control of us for William M. Iacona, our Vice President, Chief Financial Officer, Treasurer and Controller. See our Schedule 14D-9, Item 3 under the caption, “Arrangements between the Company and Covidien — Potential Payments Upon Change-in-Control” for an update of Mr. Iacona’s severance table based on the Offer, the Merger, the Merger Agreement and activities after November 30, 2009.

	Termination
		CIC
	CIC	Agreement
	Agreement	No			Change in
Benefits and Payments(1)	Severance(2)	Severance(3)	Death	Disability	Control(4)

Base Salary	$141,779	$0	$0	$0	$0
Options (Accelerated Vesting)(4)	0	0	0	0	24,768
Restricted Stock (Accelerated Vesting)(4)	0	0	0	0	154,764
Life Insurance Proceeds(5)	0	0	200,000	0	0
Disability Insurance Proceeds(6)	0	0	0	3,429,550	0

Total	$141,779	$0	$200,000	$3,429,550	$179,532

(1)	For purposes of this analysis, we have assumed that Mr. Iacona is terminated on November 30, 2009, when his base salary was $141,779.24. The base salary is due in a lump sum from us.

(2)	Mr. Iacona’s Change in Control Agreement provides him with the same severance payments upon termination of employment by us without Cause or by Mr. Iacona for Good Reason 90 days before to one year after a Change of Control of the Company that occurs by June 17, 2011.

(3)	This column covers termination of Mr. Iacona’s employment under his Change in Control Agreement (1) by us for Cause, (2) by Mr. Iacona without Good Reason, or (3) for any reason (other than death or disability) if such termination is not 90 days before to one year after a Change of Control of the Company that occurs by June 17, 2011.

(4)	See “Accelerated Vesting of Options and Restricted Stock Upon a Change in Control” below for a description of the assumptions underlying the calculation of the value of accelerated vesting of unvested options and restricted stock. The above table does not include the benefit of the continuation of vested options after termination. Mr. Iacona had vested options to purchase 125,925 common shares as of November 30, 2009, with a value of $1,115,582 at that date. The change in control benefits increase the termination benefits payable in connection with termination of employment that are in connection with a change in control. In February 2010, Mr. Iacona was awarded 15,750 additional shares of restricted stock vesting over ten years. These shares would increase the amounts shown under “Restricted Stock (Accelerated Vesting).”

(5)	The life insurance proceeds represent the aggregate face value of life insurance policies for which we pay the premiums and Mr. Iacona designates the beneficiary. The payments are actually paid by the life insurance company in a lump sum. The policy pays twice as much as shown in the table if Mr. Iacona dies in an accident.

(6)	The disability insurance proceeds represent the sum of the disability benefits payable to Mr. Iacona until he reaches age 65 assuming he became totally and permanently disabled on November 30, 2009. The payments are actually paid by our disability insurers and by us (for the $6,500 self-insured short-term disability portion) in monthly installments. The long-term disability insurance payments provide for a three percent cost of living increase each year that is not reflected in the table. The numbers in the table are not discounted to present value.

The following table describes and quantifies the estimated payments and benefits that would be provided upon termination or a change in control of us for Dominic J. Spadafore, our Senior Vice President, U.S. Sales and Marketing. See our Schedule 14D-9, Item 3 under the caption, “Arrangements between the Company and Covidien — Potential Payments Upon Change-in-Control” for an update of Mr. Spadafore’s severance table based on the Offer, the Merger, the Merger Agreement and activities after November 30, 2009.

	Termination
		Employment
	Employment	Agreement
	Agreement	No			Change in
Benefits and Payments(1)	Severance(2)	Severance(3)	Death	Disability	Control(4)

Base Salary	$210,000	$0	$0	$0	$0
Options (Accelerated Vesting)(4)	0	0	0	0	24,768
Restricted Stock (Accelerated Vesting)(4)	0	0	0	0	154,764
Life Insurance Proceeds(5)	0	0	200,000	0	0
Disability Insurance Proceeds(6)	0	0	0	2,647,707	0

Total	$210,000	$0	$200,000	$2,647,707	$179,532

(1)	For purposes of this analysis, we have assumed that Mr. Spadafore is terminated on November 30, 2009, when his base salary was $210,000. Effective December 1, 2009, however, his base salary increased to $216,300, which would increase his severance benefits. The base salary is due in a lump sum from us.

(2)	Mr. Spadafore’s employment agreement provides him with the same severance payments upon termination of employment by us without Cause or by Mr. Spadafore for Good Reason 90 days before to one year after a Change of Control of the Company that occurs by June 17, 2011.

(3)	This column covers termination of Mr. Spadafore’s employment under his employment agreement (1) by us for Cause, (2) by Mr. Spadafore without Good Reason, or (3) for any reason (other than death or disability) if such termination is not 90 days before to one year after a Change of Control of the Company that occurs by June 17, 2011.

(4)	See “Accelerated Vesting of Options and Restricted Stock Upon a Change in Control” below for a description of the assumptions underlying the calculation of the value of accelerated vesting of unvested options and restricted stock. The above table does not include the benefit of the continuation of vested options after termination. Mr. Spadafore had vested options to purchase 117,080 common shares as of November 30, 2009, with a value of $1,052,792 at that date. The change in control benefits increase the termination benefits payable in connection with termination of employment that are in connection with a change in control. In February 2010, Mr. Spadafore was awarded 17,400 additional restricted shares vesting over ten years. These shares would increase the amounts shown under “Restricted Stock (Accelerated Vesting).”

(5)	The life insurance proceeds represent the aggregate face value of life insurance policies for which we pay the premiums and Mr. Spadafore designates the beneficiary. The payments are actually paid by the life insurance company in a lump sum. The policy pays twice as much as shown in the table if Mr. Spadafore dies in an accident.

(6)	The disability insurance proceeds represent the sum of the disability benefits payable to Mr. Spadafore until he reaches age 65 assuming he became totally and permanently disabled on November 30, 2009. The payments are actually paid by our disability insurers and by us (for the $11,700 self-insured short-term disability portion, less $93 in extra premiums) in monthly installments. The long-term disability insurance payments provide for a three percent cost of living increase each year that is not reflected in the table. The numbers in the table are not discounted to present value.

The following table describes and quantifies the estimated payments and benefits that would be provided upon termination or a change in control of us for Mary Ann Victor, our Vice President, Chief Administrative Officer, General Counsel and Secretary. See our Schedule 14D-9, Item 3 under the caption, “Arrangements between the Company and Covidien — Potential Payments Upon Change-in-Control” for an update of Ms. Victor’s severance table based on the Offer, the Merger, the Merger Agreement and activities after November 30, 2009.

	Termination
		CIC
	CIC	Agreement
	Agreement	No			Change in
Benefits and Payments(1)	Severance(2)	Severance(3)	Death	Disability	Control(4)

Base Salary	$156,842	$0	$0	$0	$0
Options (Accelerated Vesting)(4)	0	0	0	0	24,768
Restricted Stock (Accelerated Vesting)(4)	0	0	0	0	154,764
Life Insurance Proceeds(5)	0	0	200,000	0	0
Disability Insurance Proceeds(6)	0	0	0	1,783,443	0

Total	$156,842	$0	$200,000	$1,783,443	$179,532

(1)	For purposes of this analysis, we have assumed that Ms. Victor is terminated on November 30, 2009, when her base salary was $156,842.37. The base salary is due in a lump sum from us.

(2)	Ms. Victor’s Change in Control Agreement provides her with the same severance payments upon termination of employment by us without Cause or by Ms. Victor for Good Reason 90 days before to one year after a Change of Control of the Company that occurs by June 17, 2011.

(3)	This column covers termination of Ms. Victor’s employment under her Change in Control Agreement (1) by us for Cause, (2) by Ms. Victor without Good Reason, or (3) for any reason (other than death or disability) if such termination is not 90 days before to one year after a Change of Control of the Company that occurs by June 17, 2011.

(4)	See “Accelerated Vesting of Options and Restricted Stock Upon a Change in Control” below for a description of the assumptions underlying the calculation of the value of accelerated vesting of unvested options and restricted stock. The above table does not include the benefit of the continuation of vested options after termination. Ms. Victor had vested options to purchase 111,661 common shares as of November 30, 2009, with a value of $977,716 at that date. The change in control benefits increase the termination benefits payable in connection with termination of employment that are in connection with a change in control. In February 2010, Ms. Victor was awarded 17,400 additional restricted shares vesting over ten years. These shares would increase the amounts shown under “Restricted Stock (Accelerated Vesting).”

(5)	The life insurance proceeds represent the aggregate face value of life insurance policies for which we pay the premiums and Ms. Victor designates the beneficiary. The payments are actually paid by the life insurance company in a lump sum. The policy pays twice as much as shown in the table if Ms. Victor dies in an accident.

(6)	The disability insurance proceeds represent the sum of the disability benefits payable to Ms. Victor until she reaches age 65 assuming she became totally and permanently disabled on November 30, 2009. The payments are actually paid by our disability insurers and by us (for the $9,750 self-insured short-term disability portion, less $57 in extra premiums) in monthly installments. The long-term disability insurance payments provide for a three percent cost of living increase each year that is not reflected in the table. The numbers in the table are not discounted to present value.

Below is a description of the assumptions used in creating the tables above and the definitions, conditions and obligations relating to the agreements described in those tables. Unless otherwise noted the descriptions of the payments below are applicable to all of the above tables relating to potential payments upon termination or change in control.

401(k) Plan.  The above tables do not include benefits under our 401(k) plan, because that plan does not discriminate in scope, terms or operation in favor of our executive officers and is available generally to all of our salaried employees.

Accelerated Vesting of Options and Restricted Stock Upon a Change in Control.  Options and restricted stock granted under our plans accelerate upon a Change in Control (as defined below) regardless of whether employment also terminates.

The numbers in the tables assume that the benefit of acceleration for the options equals the difference between the closing sales price of our common shares on November 30, 2009 ($14.33 per share) and the exercise price of the unvested options multiplied by the number of common shares underlying the unvested options held by the executive at November 30, 2009.

The numbers in the tables assume that the benefit of acceleration for the restricted stock equals the closing sales price of our common shares on November 30, 2009 ($14.33 per share) multiplied by the number of common shares subject to the unvested restricted stock held by the executive at November 30, 2009.

In addition, terminated executive officers’ vested options do not expire upon termination of their employment, unless such termination is by us for cause. The above tables do not include the benefit of the continuation of such vested options after termination because that value can be realized before termination by exercise of the options. Footnotes to the above tables, however, disclose the difference between the market value of the common shares underlying vested options held by the executive at November 30, 2009 (valued at the closing sales price of our common shares at November 30, 2009) and the exercise prices of those options.

Cause.  For purposes of Mr. Barrett’s and Mr. Spadafore’s employment agreements and Mr. Anderson’s, Mr. Iacona’s and Ms. Victor’s Change in Control Agreements, “Cause” means (1) the executive’s continued failure (after notice and at least 30 days to cure such failure) to make a good faith effort to perform the executive’s employment duties, (2) any breach by the executive of his or her invention, confidentiality, non-competition and non-solicitation covenants, or (3) the executive’s conviction of a felony involving dishonesty or fraud.

Good Reason.  For purposes of Mr. Barrett’s and Mr. Spadafore’s employment agreements and Mr. Anderson’s, Mr. Iacona’s and Ms. Victor’s Change in Control Agreements, “Good Reason” means termination of the executive’s employment within one year of the initial existence of one or more of the following conditions arising without the executive’s consent:

•	a material diminution in the executive’s base compensation,

•	a material diminution in the executive’s authority, duties or responsibilities,

•	a material diminution in the authority, duties or responsibilities of the supervisor to whom the executive is required to report, including a requirement that the executive report to a corporate officer or employee instead of reporting directly to the Company Board,

•	a material diminution in the budget over which the executive retains authority,

•	any material change in the geographic location at which the executive must perform services, or

•	any other action or inaction that constitutes a material breach by us of the agreement or any other agreement under which the executive provides services.

The executive must provide us with notice of the existence of the applicable condition within 90 days of its initial existence and must give us at least 30 days to remedy the applicable condition before there is good reason for termination. Death, disability and retirement are not conditions under which the executive’s employment may be terminated for good reason.

Change in Control.  For purposes of Mr. Barrett’s and Mr. Spadafore’s employment agreements, Mr. Anderson’s, Mr. Iacona’s and Ms. Victor’s Change in Control Agreements, and our 2005 Stock Incentive Plan, “Change in Control” means

•	the acquisition by any person or group of beneficial ownership of 40% or more of our outstanding common shares (generally excluding acquisitions directly from us, by us, or by employee benefit plans sponsored by us).

•	individuals who constituted the Company Board at the date of the applicable agreement or plan (together with directors approved by at least a majority of those individuals who are still serving and directors previously so approved) cease to constitute at least a majority of the Company Board members.

•	the consummation of a reorganization, merger or consolidation of us, or a sale or other disposition of all or substantially all of our assets, unless

•	our shareholders continue to own (in substantially the same proportions) at least 60% of the outstanding voting securities of the entity resulting from that transaction,

•	there is no new 40% owner (other than us, our benefit plans, our subsidiaries, and the entity resulting from the transaction), and

•	individuals who were members of the incumbent Company Board constitute at least a majority of the members of the Company Board of the entity resulting from the transaction, or

•	the consummation of a plan of our complete liquidation or dissolution.

Non-Competition, Non-Solicitation, Confidentiality and Assignment of Inventions.   Mr. Barrett and Mr. Spadafore, under their employment agreements, and Mr. Anderson, Mr. Iacona and Ms. Victor, under their Change in Control Agreements have agreed, in part in exchange for the severance benefits provided in those agreements:

•	that during the term of his or her employment and for one year after termination of his or her employment, he or she will not, directly or indirectly,

•	engage in activities in connection with patches for ventricular restoration, cerebral and/or somatic oximeters, related sensors or products sold by us during the term of his or her employment,

•	be employed by or have a financial interest in any person or entity that manufactures, assembles or sells any of those products (except for investments in up to three percent of the stock of public companies with which he is she is not otherwise affiliated), or

•	solicit any entity that he or she knows was one of our customers during the year before his or her employment terminated to supply such products

•	that during the term of his or her employment and for five years after termination of his or her employment, he or she will not, directly or indirectly,

•	solicit or attempt to hire one of our employees or consultants or any person he or she knows was an employee or consultant during the year before his or her employment terminated (except, for Mr. Barrett, persons terminated by us and persons terminated for at least six months), or

•	encourage any such person to terminate his or her employment or consultation with us,

•	not to disclose or appropriate our confidential information at any time, and that all materials pertaining to the confidential information are our property, and

•	that any inventions that the employee makes during his or her employment with us and relating to our business are our property.

Breach of these provisions can generally be waived by amending the applicable agreement by mutual agreement of the parties.

REPORT OF THE COMPENSATION COMMITTEE OF THE COMPANY BOARD

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis contained in this Information Statement with management. Based on the Compensation Committee’s review of and the discussions with management with respect to the Compensation Discussion and Analysis, the Compensation Committee recommended to the Company Board that the Compensation Discussion and Analysis be included in this Information Statement for filing with the Securities and Exchange Commission.

Submitted by the Compensation Committee of the Company Board:

Daniel S. Follis (Chairman)
Dr. James I. Ausman
Richard R. Sorensen
John J. Jumper

LEERINK SWANN LLC OPINION

ANNEX II

June 13, 2010

The Board of Directors
Somanetics Corporation
2600 Troy Center Drive
Troy, MI 48084

Members of the Board of Directors:

We understand that Somanetics Corporation (the “Company”), United States Surgical Corporation (the “Acquiror”), a Delaware corporation, and Covidien DE Corp., a newly formed Delaware corporation and wholly-owned subsidiary of the Acquiror (“Sub”), are proposing to enter into an Agreement and Plan of Merger (the “Agreement”), pursuant to which, among other things, subject to the terms and conditions of the Agreement, (i) Sub would commence a tender offer (the “Tender Offer”) for all of the common shares, par value $0.01 per share, of the Company (the “Shares”) pursuant to which Sub would pay $25.00 per Share in cash for each Share accepted and (ii) following completion of the Tender Offer, Sub would be merged with and into the Company (the “Merger” and, together with the Tender Offer, the “Transaction”) and each issued and outstanding Share (other than Shares already owned by the Acquiror or Sub) would be converted into the right to receive, in cash, the amount paid for a Share pursuant to the Tender Offer. The terms and conditions of the proposed Transaction are set out more fully in the Agreement. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to such terms in the Agreement.

You have requested our opinion (our “Opinion”) as to the fairness, from a financial point of view, to the holders (other than the Acquiror and its affiliates) of the Shares of the consideration to be received by such holders in the Tender Offer and the Merger, taken together. This letter and our Opinion have been authorized by our Fairness Opinion Review Committee.

We have been engaged by the Company to act as financial advisor to the Company in connection with the proposed Transaction and we will receive a fee from the Company for providing such services, the principal portion of which is contingent upon consummation of the Tender Offer. In addition, the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We are a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. In the ordinary course of business, we and our affiliates may, in the future, provide commercial and investment banking services to the Company, the Acquiror or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of our trading and brokerage activities, we or our affiliates have in the past and may in the future hold positions, for our own account or the accounts of our customers, in equity, debt or other securities of the Company, the Acquiror or their respective affiliates.

Consistent with applicable legal and regulatory requirements, Leerink Swann has adopted policies and procedures to establish and maintain the independence of Leerink Swann’s research departments and personnel. As a result, Leerink Swann’s research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to the Company and the proposed Transaction and other participants in the Transaction that differ from the views of Leerink Swann’s investment banking personnel.

In connection with our Opinion, we have reviewed and considered such financial and other information as we have deemed relevant, including, among other things:

(i) certain financial terms of a draft of the Agreement, dated June 11, 2010;

(ii) certain financial and other business information of the Company furnished to us by the management of the Company;

The Board of Directors
Somanetics Corporation
June 13, 2010

(iii) certain periodic reports and other publicly available information regarding the Company;

(iv) comparisons of certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed relevant to similar data for the Company;

(v) comparisons of the financial terms of the proposed Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant; and

(vi) such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this letter and our Opinion.

In addition, we held discussions with members of senior management and representatives of the Company concerning the matters described in clause (ii) above, as well as the businesses and prospects of the Company.

In conducting our review and analysis and in arriving at our Opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us, or publicly available. We have not undertaken any responsibility for independently verifying, and did not independently verify, the accuracy, completeness or reasonableness of any such information. With respect to financial forecasts for the Company that were provided to us and that we have reviewed, we have been advised, and we have assumed, with your consent, that such forecasts have been reasonably prepared in good faith on the basis of reasonable assumptions and reflect the best currently available estimates and judgments of the management of the Company as to the future financial condition and performance of the Company. We express no opinion with respect to such forecasts or estimates or the assumptions upon which they are based.

We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with such materials. We have made no independent investigation of any legal, accounting or tax matters relating to the Company, and have assumed the correctness of all legal, accounting and tax advice given to the Company.

For purposes of rendering our Opinion, we have assumed in all respects material to our analysis, that the consideration to be received in the Transaction was determined through arm’s-length negotiations between the appropriate parties, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement without material alteration or waiver thereof, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis and that all conditions to the consummation of the proposed Transaction will be satisfied without waiver thereof or material alteration to the terms of the proposed Transaction. We have also assumed, with your consent, that the final form of the Agreement will be substantially the same as the last draft reviewed by us. In addition, we have assumed, with your consent, that the historical financial statements of the Company reviewed by us have been prepared and fairly presented in accordance with U.S. generally accepted accounting principles consistently applied. We have further assumed, with your consent, that as of the date hereof, there has been no material adverse change in the Company’s assets, financial condition, results of operations, business or prospects since the date of the last audited financial statements made available to us which change has not been disclosed to us prior to the date hereof.

We do not express any opinion as to (i) the value of any employee agreement or other arrangement entered into in connection with the proposed Transaction, or (ii) any tax or other consequences that might result from the proposed Transaction. Furthermore, we express no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the Transaction, or any class of such persons, relative to the consideration to be paid by the Acquiror or Sub in the Transaction or with respect to the fairness of any such compensation.

The Board of Directors
Somanetics Corporation
June 13, 2010

Our Opinion relates solely to the fairness of the consideration to be received in the Tender Offer and the Merger, taken together, to the holders (other than the Acquiror and its affiliates) of the Shares, and our Opinion does not address the Company’s underlying business decision to proceed with or effect the Transaction or any other term, aspect or implication of the proposed Transaction or any other agreement or arrangement entered into in connection with the proposed Transaction. We have not been requested to opine as to, and this letter and our Opinion do not in any manner address, the fairness of the Transaction or the consideration to the holders of any other class of securities or creditors or any other constituency of the Company. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or the Acquiror or the ability of the Company or the Acquiror to pay its obligations when they come due. In addition, this letter and our Opinion do not address any legal or accounting matters, as to which we understand that the Company has obtained such advice as it has deemed necessary from qualified professionals.

Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so.

It is understood that this letter and our Opinion are intended for the benefit and use of the Board of Directors of the Company in its consideration of the proposed Transaction. This letter and our Opinion do not constitute a recommendation of the Transaction to the Board of Directors of the Company nor do they constitute a recommendation to any holder of Shares as to whether or not such holder should tender such Shares in connection with the Tender Offer or how such holder should vote with respect to the Merger or otherwise.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the consideration to be received in the proposed Tender Offer and Merger, taken together, by the holders (other than the Acquiror and its affiliates) of Shares is fair, from a financial point of view, to such holders.

Very truly yours,

/s/  Leerink Swann LLC
LEERINK SWANN LLC

ANNEX III

SOMANETICS CORPORATION
2600 Troy Center Drive
Troy, MI 48084-4771

June 25, 2010

Dear Shareholder:

We are pleased to inform you that on June 16, 2010, Somanetics Corporation (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with certain subsidiaries of Covidien Ltd. (“Covidien”) pursuant to which an indirect wholly owned subsidiary of Covidien (“Sub”) is commencing a tender offer today to purchase all of the outstanding shares of the Company for $25.00 per share in cash, without interest and less any required withholding taxes.

If successful, the tender offer will be followed by the merger of Sub with and into the Company with the Company continuing as the surviving corporation in the merger. In the merger, all of the Company’s outstanding shares, other than those owned by the Company, Parent or Sub, will be converted into the right to receive the same cash payment as in the tender offer.

The Board of Directors of the Company has unanimously determined that the tender offer and the merger are in the best interests of the Company and its shareholders and declared the Merger Agreement advisable, and approved the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, on the terms and subject to the conditions set forth therein. Accordingly, the Board of Directors of the Company unanimously recommends that the Company’s shareholders accept the offer, tender their shares in the offer and, if required by applicable law, vote their shares in favor of adoption of the Merger Agreement and thereby approve the merger and the other transactions contemplated by the Merger Agreement.

Accompanying this letter is (i) a copy of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Sub’s Offer to Purchase, dated June 25, 2010, which sets forth the terms and conditions of the tender offer and (iii) a Letter of Transmittal containing instructions as to how to tender your shares into the tender offer. We urge you to read the enclosed materials carefully. Unless subsequently extended, the tender offer is scheduled to expire at 12:01 a.m. New York City time on July 27, 2010.

Sincerely,

Bruce J. Barrett
President and Chief Executive Officer